LEUCADIA NATIONAL CORPORATION / ANNUAL REPORT 2004

Financial Highlights

	2004	2003	2002
Revenues and other income	**$ 2,262,111,000**	$ 548,971,000	$ 235,157,000
Net securities gains (losses)	**$ 142,936,000**	$ 9,953,000	$ (37,066,000)
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income of associated companies	**$ 55,285,000**	$ (31,753,000)	$ (39,144,000)
Income tax benefit	**$ (20,192,000)**	$ (43,442,000)	$ (144,075,000)
Minority expense of trust preferred securities, net of taxes	**$ —**	$ (2,761,000)	$ (5,521,000)
Equity in income of associated companies, net of taxes	**$ 76,479,000**	$ 76,947,000	$ 54,712,000
Income from continuing operations	**$ 151,956,000**	$ 85,875,000	$ 154,122,000
Income (loss) from discontinued operations, net of taxes	**$ (8,269,000)**	$ 3,681,000	$ 2,989,000
Gain on disposal of discontinued operations, net of taxes	**$ 1,813,000**	$ 7,498,000	$ 4,512,000
Net income	**$ 145,500,000**	$ 97,054,000	$ 161,623,000
Earnings (loss) per common share:			
Basic: Income from continuing operations	**$ 1.42**	$ .94	$ 1.85
Income (loss) from discontinued operations	**$ (.08)**	$ .04	$ .04
Gain on disposal of discontinued operations	**$ .02**	$ .08	$ .05
Net income	**$ 1.36**	$ 1.06	$ 1.94
Diluted: Income from continuing operations	**$ 1.40**	$ .93	$ 1.83
Income (loss) from discontinued operations	**$ (.08)**	$ .04	$ .04
Gain on disposal of discontinued operations	**$ .02**	$ .08	$ .05
Net income	**$ 1.34**	$ 1.05	$ 1.92
Total assets	**$ 4,800,403,000**	$ 4,397,164,000	$ 2,541,778,000
Cash and investments	**$ 2,320,052,000**	$ 1,602,495,000	$ 1,043,471,000
Common shareholders' equity	**$ 2,258,653,000**	$ 2,134,161,000	$ 1,534,525,000
Book value per common share	**$ 20.99**	$ 20.09	$ 17.16
Cash dividends per common share	**$ .25**	$ .17	$ .17

Letter from the Chairman and President

To Our Shareholders

In 2004, Leucadia reported $145.5 million in after tax income or $1.34 per fully diluted share. This is a 6.4% return on ending equity. Our returns on ending equity for the last five years were 6.4%, 4.5%, 10.5%, (0.6%) and 9.6%, averaging 6.1%. Thankfully, since we began in 1978, we have compounded our equity at 20.2%.[1] This calculation ignores dividend payments of $972.1 million (including the special dividend paid in 1999 as a capital gain distribution), stock repurchases and the 1998 distribution of HomeFed shares to our shareholders. We are not pleased with the results over the last two years.

In the late 1990s there was a tremendous run-up in the value of assets. We concluded that prices were unsustainable and, therefore, sold most of our assets at significant gains. Last year it looked like values might return to more sensible levels. Competition for investment opportunities, however, roared back in the form of 35-year old hedge fund managers—private equity firms who have never known a bear market—and other investors willing to invest at high prices in risky assets with seemingly cheap money. These unguided optimists are ably assisted by the existence of an ebullient junk bond market and the hot potato bank loan market, where banks make loans sending them out the door before the ink has barely dried, disappearing into an amorphous market where credit is at best secondary and mostly forgotten. We wonder who buys these loans. All this speculation casts a familiar shadow and reminds us of 1988, and the time immediately before the demise of Drexel Burnham. But, every speculative era is different and ends in a new way. We are particularly struck by the fact that four of the twelve or so AAA companies listed on the New York Stock Exchange are all under investigation for alleged financial shenanigans (MBIA, AIG, Fannie Mae & Freddie Mac). It may be that it will take some time for the natural workings of capitalism to correct its own excesses, but the process in the end could get pretty ugly.

One of us had a conversation recently with the head of bank loan syndications at an eminent bank. The banker complimented us on our patience and allowed that many deals will likely blow up. He and his competitors have annual plans and budgets to meet and credit quality has succumbed to competitive pressures. While we thank the banking community for creating future inventory for future investments, it is difficult to remain disciplined and on the sidelines in a game we love. We are reminded of the picture of Sewell Avery, Chairman of Montgomery Ward during World War II, being carried out of his office in his chair for refusing to adapt to the times. Perhaps that is the fate in store for us.

Leucadia remains liquid with approximately $1.8 billion available for investment without any further financial leverage. It is painful having money in the bank earning about 2%. Our investment philosophy is bimodal, either we invest in high returning opportunities or have the money in the bank or under our mattresses.

In the past, we have described what we do as buying assets that are out of favor and, therefore, cheap or disheveled in one way or another which makes them inexpensive. We then work very hard at improving their performance until they are the most efficient and productive in their market segment. But for now there are too many indiscriminant investors competing for the same opportunities.

[1] Since ending 1978 equity was a negative number, we used ending 1979 equity for the start of this calculation.

WilTel Communications Group

WilTel was a disheveled company when we came upon it. It had all the classic attributes of investments we like. It was distressed and in bankruptcy; had poor management that could be improved; had newly acquired assets that cost $7 billion; had key customers needing its services; and as an extra bonus, had great tax attributes enabling Leucadia to eliminate its tax liabilities for many years to come. On the negative side, it was a participant in a highly competitive and rapidly changing industry where technology plays an important role. Further, although working diligently to expand its customer base, WilTel sells a commodity product in an oversupplied market to a few big customers who utilize their buying power to reduce prices.

By far, WilTel's largest customer is SBC. We are their key supplier of voice and data transport. With the pending acquisition of AT&T by SBC, we are working together with SBC to continue to provide high quality dependable service during the governmental approval process, which is likely to take a year or more, and the subsequent delicate transfer of this traffic to the AT&T network. In total this process will take no less than two and up to three or four years.

We currently believe WilTel will receive sufficient revenue during the transition period to pay off its bank debt and restructure its business. We will also be considering opportunities for consolidation. We do not believe that WilTel will become roadkill on the telecom highway. However, as of this writing we don't know whether the loss of SBC will result in the recognition of an impairment loss related to WilTel's property and equipment.

WilTel's future lies in a number of areas. Vyvx, its wholly-owned subsidiary, is the premier transport of content for broadcasters. Vyvx transports major news stories for the networks, ads for radio and television broadcasts, and athletic events. Last year, for the second time, we back-hauled (from the stadium to the network operations center) the Super Bowl in HDTV format on internet protocol— lots of hand wringing in our Network Operations Center but the transmission was carried off flawlessly.

WilTel recently became an approved supplier to the Federal Government and obtained its first contract. We expect this aspect of our business to grow.

Our current contract with SBC has restricted our ability to provide a comprehensive set of services for Enterprise Customers which are large organizations or governmental entities that contract their telecom needs for data and voice transmission. MCI and AT&T are the major suppliers of these services and together with their potential suitors may have nearly 80% of the market. In most cases these customers need highly engineered solutions that require a customer-centered and responsive organization. This market is part of our future. We believe many of these customers will prefer to deal with nimble WilTel for part or all of their telecom needs.

"Diversity" is a word used in the telecom world to describe the need for redundancy in the movement of voice and data traffic. With SBC swallowing AT&T and MCI disappearing into Verizon or Qwest the number of alternatives available to Enterprise Customers, carriers or governments for obtaining diversity is shrinking dramatically. Even the biggest competitors in the telecom market need diversity for the purpose of maintaining redundancy for their customers. We think there may be a place for WilTel living off the crumbs from the plates of these elephants, as long as we are ever watchful of their feet!

In a previous letter we reported on the battlefield promotion of Jeff Storey to CEO of WilTel. Jeff is now battled hardened and he and his team have accomplished much in improving the financial performance of WilTel as set forth below.

(In millions)	2001	2002	2003	2004
Operating revenues	$1,185.5	$1,191.7	$1,343.3	$1,582.9
Cost of sales	746.5	820.2	930.8	1,129.2
Operating expenses, net	548.7	416.7	333.4	305.6
Segment profit (loss) from operations	$ (109.7)	$ (45.2)	$ 79.1	$ 148.1
Headcount	3,887	2,354	1,967	1,889

A famous investor, who we both much admire, is reputed to have explained that he did not invest "outside his circle of competence." In purchasing WilTel we believed we were investing within "our circle of competence." Time will tell if we were right. One of us is skeptical that WilTel will ever be a successful investment; the other continues to believe that there will be future riches on the wings of broadband! We are, however, in complete agreement on who we hope is right! Come what may, even if the skeptic is right, we do not believe that this adventure will jeopardize Leucadia's overall well being.

See the end of this letter for a depiction of life in the Telecom Boardroom.

Symphony Health Services

In September 2003, Leucadia acquired Symphony Health Services which is primarily engaged in physical, occupational, speech and respiratory therapy. Symphony currently operates in 46 states, providing services at 2,000 locations, with a workforce of 3,200 employees, some part-time.

Symphony offers healthcare providers the opportunity to outsource some of their patients' treatment needs. Some nursing homes, for instance, don't need a full-time physical therapist but are required to have the service available on demand. Symphony's employees can work part-time during the hours of their choice. This need for services and this desire for flexible work hours mesh nicely. Fortunately for Symphony, as the population ages, the demand for healthcare professionals grows. Attracting and retaining therapists as well as customers are the major factors in Symphony's successful business model.

In last year's letter we celebrated the possibility that Symphony might repay our investment in the first full year under Leucadia ownership. After all these years, you would think we would know better than to be celebrating possibilities rather than performance! We under-estimated the challenges management faced to quickly return our investment. Symphony suffered from organizational atrophy induced by languishing for three years in bankruptcy. It had postponed long overdue investments and had not fully integrated a number of hastily assembled acquisitions.

In October of 2004, we brought in a new CEO, R. Scott Jones. Scott is an energetic and seasoned health industry executive with a track record of operating success and who is off to a strong start in rehabilitating Symphony. While we do not want to jinx his performance, early indications suggest Scott will prove to be as effective a fiscal therapist as his colleagues are physical therapists.

With 2004 revenues exceeding $258 million, the company barely managed $5 million in pre-tax income. Given the cost and time devoted to complete the current rehabilitation, we expect 2005 to be better. We are satisfied that the patient is back on its feet and making good progress.

The business of providing therapy to patients mostly covered by Medicare and Medicaid is highly regulated. Our well-trained therapists do an excellent job of providing quality care under a complex set of rules and regulations. The threat to Symphony is not government regulation, but rather the government's willingness and ability to pay for services rendered. As part of the Balanced Budget Act of 1997 (back in the good old days when our national leaders at least pretended to care about the impact of deficits), outpatient therapy was capped at $1,590 per patient per year, but the implementation of the cap has been delayed a number of times through legislation. Implementation of the cap would reduce our revenues and profits and, more importantly, substantially reduce the health and well-being of patients. Absent specific action by Congress, the benefit cap will become effective on January 1, 2006. We are hopeful our elected officials will craft a more creative and less draconian method of dealing with health care costs for this vulnerable segment of our population. A letter to your congressional delegation is in order.

Manufacturing

Conwed is a leading manufacturer of lightweight plastic netting made for a variety of purposes, most often to provide a barrier or to strengthen other materials. It is used for construction (plastic fencing), agricultural (bird net and sod net), carpet padding, packaging (to reinforce shipping paper) and also for consumer products (strengthening mop pads and industrial hand wipes). Our netting ends up in hundreds of products sold throughout the world. Our products are manufactured in Minneapolis, Minnesota; Athens, Georgia; and Genk, Belgium. In 2004, 16% of the revenue resulted from sales outside the U.S.

This company has its share of challenges. There is lots of price competition among its competitors, ever-unstable plastic raw material prices and the constant possibility of product substitution through the use of other materials. Conwed must continually reinvent itself with new product offerings. For example, in 2004, we launched six new products including a new biodegradable product that is being sold into the erosion control market. We spend between 2% and 5% of sales on the reinvention effort.

Conwed rides the waves of the U.S. economy, giving us an early warning outlook on business prospects. Over all the years, good and bad, since its acquisition in March 1985, Conwed has given us a very high return on investment. Some might call Conwed a cash cow; we prefer to call it a cash gazelle!

(In millions)	2000	2001	2002	2003	2004
Sales	$ 65.0	$ 53.7	$ 50.7	$ 53.3	$ 64.1
Pre-tax profits	$ 11.3	$ 7.8	$ 3.1	$ 4.4	$ 7.9
Return on average equity	28.7%	16.5%	7.8%	12.6%	25.1%

Mark Lewry took over as CEO at the end of 2002. We hope the most recent results above are forerunners of future growth in sales, pre-tax profit, and return on average equity. Mark and his excellent team are customer centric, and concentrate on new product offerings, the endless pursuit of manufacturing efficiencies and the well being of its employees, all the while watching and learning from the competition.

The future looks bright. In February 2005, Conwed purchased NSW, LLC U.S., which manufactures produce and packaging nets, header label bags (think onions), case liners and heavy weight netting for drainage and erosion control. NSW has a manufacturing and distribution facility in Roanoke, Virginia. For the year ending December 31, 2004, its sales were over $20 million. The purchase price was $28 million.

MK Resources

Leucadia has $88 million invested in 72.1% of MK Resources, a public company trading on the NASD OTC Bulletin Board (Symbol: MKRR). MK Resources owns Cobre Las Cruces, S.A., a Spanish company which holds the exploration and mineral rights to the Las Cruces copper deposit in the Pyrite Belt of Spain. For history buffs, this belt of mineralization has been exploited since Roman times.

The mining concession was received in 2003, and the four principal water permits were received during 2003 and 2004. Additional permits relating to emissions and land use were received in early 2005. Approximately 98% of the land necessary for the operation of the mine and related processing facilities has been acquired. Detailed engineering may begin soon.

As of March 4, 2005, capital costs in U.S. Dollars to develop the mine have escalated to $372 million (€281 million), excluding interest and other financing costs during construction. This escalation is due to depreciation of the Dollar from $1.06 per Euro at September 1, 1999 (when Las Cruces was purchased) to $1.36 per Euro at December 31, 2004. Construction and operating costs are mostly in Euros and revenues in Dollars. The good news is that copper prices have risen from $.78 to $1.48 per pound in the same period. If the ratio betwixt the Dollar, the Euro and copper remains what it is today, we will be fine. The status quo, however, is unlikely and the relationship between the Dollar, the Euro and copper prices will provide excitement in bringing this project to fruition.

MK Resources continues to review its financing options for Las Cruces, which, in addition to debt financing, could include a joint venture, sale of the project, merger and/or other transaction. We are hopeful that MK Resources' future plans will become clearer soon.

Frank Joklik, MK Resources' experienced Chairman, and Fernando Fernandez, President of Cobre Las Cruces, S.A., continue to manage the development of the project in difficult and trying international fiscal times.

Bull Durham, former Chairman of Phelps Dodge Corporation, is an experienced miner who brings his knowledge and expertise to the MK board. He also serves on the FINOVA board.

Wineries

Leucadia owns two wineries: Pine Ridge in Napa Valley, California, born in 1978 and acquired by us in 1991, and Archery Summit in the Willamette Valley, Oregon (on Archery Summit road), which we founded and constructed in 1993. The company controls 224 acres of vineyards in Napa Valley, California in the well regarded appellations of Stags Leap, Carneros, Rutherford, Oakville and Howell Mountain and 115 acres in the Willamette Valley of Oregon. Substantially all of this acreage is producing grapes.

At December 31, 2004, the combined investment in these wineries was $58 million.

During 2004 the wineries sold approximately 63,600 9-liter equivalent cases of wine generating wine revenue of $13.2 million. 81% of case sales and 93% of wine revenue are in the luxury segment of premium table wine market, which is defined as over $25 retail per 750 ml bottle.

The wine industry is becoming ever more competitive. Robert Parker, a noted wine commentator, in an address last year to a large group of wine aficionados, put forth the proposition that wine quality throughout the world has increased so dramatically through improved viticulture and winemaking techniques that no one area, excepting the French Grand Cru, can expect to have a significant advantage. At the same time the interest and consumption of wine continues to grow both in the United States and around the world.

In the face of these competitive pressures we continue to improve our viticulture and winemaking techniques. Several of our wines received high ratings from leading wine publications, though never as high as we think they deserve. Last year we mentioned that we had an oversupply of Merlot production that is being solved through a replanting and re-budding program. "Merlot Madness" of the past has succumbed to the movie "Sideways." We are having success in building our Wine Clubs and with retail sales made at the wineries.

The distribution of wine in the United States is archaic. It is a three-level system in most states. We sell to wholesalers, who sell to retailers, restaurants and hotels, who all sell to consumers. In many states the system is protected and monopolistic. There is a case before the U.S. Supreme Court that may perhaps, in some states, lead to the simplification of some of these archaic laws. Even over the protests of some participants, the Internet-era is here to stay.

Depending upon your state liquor laws, you may order wine on the Internet (www.pineridgewinery.com or www.archerysummit.com) or join our Wine Club and receive delicious libations monthly.

Visit the wineries and enjoy the tasting room experience. Shareholders of Leucadia receive a 20% discount—on the honor system. Call Pine Ridge at (800) 575-9777 or Archery Summit at (800) 732-8822.

Banking and Lending

During 2004, the bank sold substantially all its outstanding loans plus certain loan portfolios that had been previously written off. Pre-tax income for 2004 was $22 million primarily as a result of the release of loan reserves from sold assets. AIB intends to file a plan with the regulators that will ultimately result in the surrender of its bank charter.

Justin Wheeler, Marc Fuller and Brad Merrill have expertly negotiated through a regulatory thicket and accomplished a peaceful and profitable end to our adventure in sub-prime lending.

FINOVA

FINOVA is 50% owned by Berkadia, a joint venture between Berkshire Hathaway Inc. and Leucadia. We have earned substantial fee income managing the liquidation of FINOVA. Tom Mara, our long-serving Executive Vice President and Treasurer is FINOVA's CEO, and Glenn Gray, its COO. Together they have done a masterful job of winding down this business. Glenn is leaving FINOVA during 2005, with our thanks and best wishes.

ATX

In December 2003, we purchased all the debt obligations of ATX Communications and its affiliates for $25 million. Year-end December 31, 2004, ATX reported $251 million of total revenue.

ATX is an integrated telecom provider that offers local exchange carrier and inter-exchange carrier telephone, Internet, high-speed data and other communications services to business and residential customers in target markets in the Mid-Atlantic and Midwestern regions of the U.S.

In January 2004, ATX commenced a voluntary Chapter 11 bankruptcy in order to reorganize its affairs. We provided $5 million of debtor in possession financing secured by liens on most of the assets. In March 2005, ATX filed its second amended Plan of Reorganization. The Plan contemplates that Leucadia, in exchange for its $25 million, will receive 95% of the new common stock and a new $25 million note which bears interest at 10%. In addition, we will provide $25 million of exit financing to fund the Reorganization Plan, which was confirmed by the bankruptcy court in April 2005. ATX is a small player in a very fragmented industry. There will be consolidation opportunities in the years ahead, which we intend to pursue.

David Larsen authored this opportunity as well as our investment in WebLink which we refer to later. He is looking for new investment opportunities. His telephone number is (801) 524-8541.

Sarbanes Oxley and 404

By now most of our shareholders have probably heard something about the new rules that apply to public companies and its reporting requirements called Sarbanes-Oxley and 404, known fondly as SOX. These rules came about as a result of the financial scandals surrounding Enron and WorldCom, among others. In short, the rules require that we and our CFO certify, to our knowledge, that the financial statements we publish and file are correct, which is something that we think we have been doing all along anyway. In addition, following extensive procedures, we had to convince ourselves and our outside auditors, PricewaterhouseCoopers LLP, that our internal controls over financial reporting were effective. This effort was cheerfully led by Rocco Nittoli to a satisfactory conclusion. It makes us happy that there were no reportable shortfalls in our internal controls. This effort involved many additional hours of work by internal and external personnel and cost over $4 million. We doubt it was worth the money, but since the law required it be done, we complied.

Money and Other Things

- On December 31, 2004, the Company effected a three-for-two stock split of the Company's common shares in the form of a 50% stock dividend. The stock dividend was paid to holders of record of the Company's common shares at the close of business on December 23, 2004. A cash dividend of $.25 per share was paid on all the post split shares, which effectively raised the dividend by 50%.

- During 2004, the Company sold $100 million principal amount of 7% Senior Notes due in 2013.

- During 2004, the Company sold $350 million principal amount of 3¾% Convertible Senior Subordinated Notes due 2014, convertible into the Company's common shares at $45.93 per share at any time before their maturity, subject to certain restrictions, at a conversion rate of 21.7707 shares per each $1,000 principal amount of notes, subject to adjustment (an aggregate of 7,619,745 shares).

- As of December 31, 2004, Leucadia's readily available cash, cash equivalents and marketable securities, excluding amounts held by a regulated subsidiary and non-regulated subsidiaries that are parties to agreements which restrict the payment of dividends, totaled $1.76 billion. This amount includes a $242.3 million investment at market value in the common equity of White Mountains Insurance Group (WMIG), a publicly traded Bermuda-based property, casualty and reinsurance group, (representing 3.5% of WMIG for which the Company paid $75 million).

- We recognized $91.5 million of pre-tax income in 2004 from equity investments in associated companies; a detailed list of the components is on page 48 of the 10-K included herein.

- One of us is Chairman of Olympus Re, a Bermuda-based reinsurer of which we own approximately 19%, which has a quota share arrangement with a subsidiary of WMIG. Olympus Re was conceived as a virtual company to take advantage of a hard market for reinsurance, post 9/11, and has only two employees. Almost all of our premiums come through WMIG subsidiaries. Results have been outstanding. Leucadia earned 22%, 26% and 7% on its investment in each of the last three years (excluding cash received from selling shares back to Olympus), the last return having been achieved in the face of four major hurricanes in the last half of 2004.

Unfortunately, these storms did not scare reinsurers or new participants (mostly 35-year old hedge fund managers barely out of college around the time of Hurricane Andrew), and there is a definite softening in the cost of reinsurance. Olympus will exit the business if pricing gets too unattractive.

- Leucadia owns 2,474,226 common shares of HomeFed (about 30%), a publicly traded stock on the NASD OTC Bulletin Board (Symbol: HOFD) of which one of us is its Chairman. The undersigned together also own an additional 18.9% of HomeFed stock as a result of a distribution to all Leucadia shareholders in 1998. HomeFed principally develops residential lots in the San Diego area. Leucadia's investment in HomeFed shares is carried at $39.5 million as an investment in an associated company. When we distributed the stock of HomeFed in 1998 the shares traded at $1.80, adjusted for a subsequent stock split. As of March 31, 2005, the share price was $53.

- We own 36% of the Barbados Light and Power Company. At December 31, 2004, the company was on our books for $12.1 million.

- WebLink, a paging company we acquired in December 2002 while it was in bankruptcy, was sold to Metrocall in November 2003, which merged with Arch in November 2004, which changed its name and became USA Mobility, Inc. right after the merger. This was a classic rollup of a fragmented and declining industry. At December 31, 2004 our investment in the shares of USA Mobility were carried at their market value of $25.8 million; all were sold during 2005. Since December 2002 we have received $48.4 million in cash and securities for our $19 million WebLink investment.

- At December 31, 2004, the Company's real estate assets had a book value of $131.2 million. During 2004, we sold 92 lots of a 95-lot development project in South Walton County, Florida for approximately $50 million. We recognized $15.8 million in pre-tax profits and will recognize additional pre-tax profits of $10.2 million this year. Patrick Bienvenue conceived and executed this project from a twinkle in his eye to $50 million in cash in our bank account within one year. If you have interesting development parcels from $5-50 million, call him at (801) 521-5400.[2]

- In 2004, the Company exercised an option to sell two of its older corporate aircraft for total proceeds of $38.8 million and reported a pre-tax gain of $11.3 million. The option was received in connection with the purchase of two new corporate aircraft during 2003.

- Net securities gains for 2004 aggregated $142.9 million, substantially all of which reflect realized gains from the sale of publicly traded debt and equity securities. Many of these gains came through our association with Jay Jordan and David Zalaznick of the Jordan Company who provided these investment opportunities and who we thank.

- In 2004, the Company recognized a tax benefit of $27.3 million for the favorable resolution of certain income tax contingencies and a tax benefit of $3.9 million to record a federal income tax carryback refund.

[2] We do not consider ourselves as being in the real estate business. We look at real estate as we look at junk bonds—opportunistically.

The Future

The future of our country and our currency is very troubling. Thinking about it makes us morose. Currently, our nation's fiscal, monetary and economic policies are hastening the end of the American hegemony that began at the end of World War II. Though we surely live in one of the most free, fairest, energetic and democratic societies ever developed on this globe our future economic position relative to the rest of the world is in peril.

If we compare the financing of our own families and our businesses to that of our country, we indeed have reason to be concerned. Unless our nation's profligate ways are moderated, we are going to end up with a run on the dollar. What the consequences of that might be, other than we will all be poorer, is hard for us to contemplate or predict.

We plan to continue to search for undervalued or out-of-favor assets that we can buy and improve. The pickings are slim, but our enthusiasm is unabated. If we run out of ideas or steam we will let you know and develop a plan to return money to our shareholders.

Our long-term friend and consigliore, Stephen Jacobs, retired from his endless 42 year service at Weil, Gotshal & Manges, to devote his full time efforts to Leucadia as counsel. We are delighted!

To all our hard working, diligent and smart employees, we offer boundless thanks and affection.

Ian M. Cumming
Chairman

Joseph S. Steinberg
President



"Telecom. The thrill ride of American business."

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-5721

LEUCADIA NATIONAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

New York	13-2615557
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

315 Park Avenue South
New York, New York 10010
(212) 460-1900
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value $1 per share	New York Stock Exchange Pacific Exchange, Inc.
7¾% Senior Notes due August 15, 2013	New York Stock Exchange
8¼% Senior Subordinated Notes due June 15, 2005	New York Stock Exchange
7⅞% Senior Subordinated Notes due October 15, 2006	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None.
(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes ☒ No ☐

Aggregate market value of the voting stock of the registrant held by non-affiliates of the registrant at June 30, 2004 (computed by reference to the last reported closing sale price of the Common Shares on the New York Stock Exchange on such date): $2,575,756,000.

On March 4, 2005, the registrant had outstanding 107,613,828 Common Shares.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the registrant's definitive proxy statement pursuant to Regulation 14A of the Securities Exchange Act of 1934 in connection with the 2005 annual meeting of shareholders of the registrant are incorporated by reference into Part III of this Report.

PART I

Item 1. Business.

THE COMPANY

The Company is a diversified holding company engaged in a variety of businesses, including telecommunications, healthcare services, manufacturing, banking and lending, real estate activities, winery operations, development of a copper mine and property and casualty reinsurance. The Company concentrates on return on investment and cash flow to maximize long-term shareholder value. Additionally, the Company continuously evaluates the retention and disposition of its existing operations and investigates possible acquisitions of new businesses in order to maximize shareholder value. In identifying possible acquisitions, the Company tends to seek assets and companies that are troubled or out of favor and, as a result, are selling substantially below the values the Company believes to be present.

Shareholders' equity has grown from a deficit of $7,700,000 at December 31, 1978 (prior to the acquisition of a controlling interest in the Company by the Company's Chairman and President), to a positive shareholders' equity of $2,258,700,000 at December 31, 2004, equal to a book value per common share of the Company (a "common share") of negative $.07 at December 31, 1978 and $20.99 at December 31, 2004. The December 31, 2004 shareholders' equity and book value per share amounts have been reduced by the $811,900,000 special cash dividend paid in 1999.

In November 2003, pursuant to a registered exchange offer and merger agreement, the Company acquired the balance of the outstanding common stock of WilTel Communications Group, Inc. ("WilTel") that it did not already own for 16,734,690 of the Company's common shares. The Company had previously acquired 47.4% of the outstanding common stock of WilTel during 2002 for cash consideration of $353,900,000, including expenses. WilTel is a telecommunications company that owns or leases and operates a nationwide inter-city fiber-optic network providing Internet, data, voice and video services. Upon completion of the exchange offer and merger, WilTel became a consolidated subsidiary of the Company.

SBC Communications Inc. ("SBC"), a major communications provider in the U.S., is WilTel's largest customer, accounting for 70% of the Network segment's 2004 operating revenues. On January 31, 2005, SBC announced that it would buy AT&T Corp., and announced its intention to migrate the services provided by WilTel to the AT&T network. For more information about SBC see Item 1, "Business-Telecommunications" below.

The Company's healthcare services operations are conducted by subsidiaries of Symphony Health Services, LLC ("Symphony"), which was acquired in September 2003. Symphony is engaged in the provision of physical, occupational, speech and respiratory therapy services, healthcare staffing services and Medicare consulting services.

The Company's manufacturing operations manufacture and market lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, agriculture, packaging, carpet padding, filtration and consumer products. In February 2005, the manufacturing segment increased its product offerings and customer base though the purchase of the assets of NSW, LLC U.S. ("NSW") for approximately $28,000,000.

The Company's banking and lending operations have historically consisted of making instalment loans to niche markets primarily funded by customer banking deposits insured by the Federal Deposit Insurance Corporation (the "FDIC"). However, as a result of increased loss experience and declining profitability, the Company stopped originating subprime automobile loans in September 2001 and all other consumer loans in January 2003. During 2004, the Company sold 97% of its remaining outstanding loans to a third party for aggregate cash proceeds of $149,000,000. Current operating activities at this segment are concentrated on maximizing returns on its investment portfolio, collecting and servicing its remaining loan portfolios and discharging deposit liabilities as they come due. The Company's banking and lending subsidiary intends to ultimately surrender its national bank charter.

The Company's domestic real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale.

The Company's winery operations consist of Pine Ridge Winery in Napa Valley, California and Archery Summit in the Willamette Valley of Oregon. These wineries primarily produce and sell wines in the luxury segment of the premium table wine market.

The Company's copper mine development operations consist of its 72.1% interest in MK Resources Company ("MK Resources") (formerly MK Gold Company), a public company traded on the NASD OTC Bulletin Board (Symbol: MKRR).

The Company's property and casualty reinsurance business is conducted through its 19% common stock interest in Olympus Re Holdings, Ltd. ("Olympus"), a Bermuda reinsurance company primarily engaged in the property excess, marine and aviation reinsurance business.

Certain of the Company's subsidiaries have substantial tax loss carryforwards. The amount and availability of the tax loss carryforwards are subject to certain qualifications, limitations and uncertainties as more fully discussed in Note 15 of "Notes to the Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

On December 31, 2004, the Company effected a three-for-two stock split of the Company's common shares in the form of a 50% stock dividend (the "Stock Split"). The stock dividend was paid to holders of record of the Company's common shares at the close of business on December 23, 2004. All amounts in this Report have been adjusted to give retroactive effect to the Stock Split.

As used herein, the term "Company" refers to Leucadia National Corporation, a New York corporation organized in 1968, and its subsidiaries, except as the context otherwise may require.

Investor Information

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Accordingly, the Company files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company and other issuers that file electronically. In addition, material filed by the Company can be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, NY 10005 and the Pacific Exchange, Inc., 115 Sansome Street, San Francisco, CA 94104, on which the Company's common shares are listed. The Company has submitted to the NYSE a certificate of the Chief Executive Officer of the Company, dated May 11, 2004, certifying that he is not aware of any violations by the Company of NYSE corporate governance listing standards.

The Company's website address is http://www.leucadia.com. The Company makes available, without charge, through its website copies of its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such reports are filed with or furnished to the SEC.

Financial Information about Segments

The Company's reportable segments consist of its operating units, which offer different products and services and are managed separately. The Company's telecommunications business is conducted by WilTel and contains two segments, Network and Vyvx. Network owns or leases and operates a nationwide fiber optic network over which it provides a variety of telecommunications services. Vyvx transmits audio and video programming over the network and distributes advertising media in physical and electronic form. The Company's other segments include healthcare services, manufacturing, banking and lending and domestic real estate. Healthcare services include the provision of physical, occupational, speech and respiratory therapy services, healthcare staffing services and Medicare consulting services. Manufacturing operations manufacture and market lightweight plastic netting used for a variety of purposes. Banking and lending operations historically made collateralized personal automobile instalment loans to individuals who had difficulty obtaining credit, at interest rates above those charged to individuals with good credit histories. The banking and lending segment has ceased originating any new loans and in 2004 sold 97% of its remaining outstanding loans to a third party. The Company's domestic real estate operations consist of a variety of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale. Other operations primarily consist of winery operations and development of a copper mine.

Associated companies include equity interests in entities that the Company accounts for on the equity method of accounting. Prior to the acquisition of the outstanding common stock of WilTel that it did not already own in November 2003, the Company accounted for its 47.4% interest in WilTel as an associated company. Other investments in associated companies include Olympus, a Bermuda-based reinsurance company, Berkadia LLC ("Berkadia"), a joint venture formed to facilitate the chapter 11 restructuring of The FINOVA Group Inc. ("FINOVA"), HomeFed Corporation ("HomeFed"), a corporation engaged in real estate activities, Jefferies Partners Opportunity Fund II, LLC ("JPOF II") and EagleRock Capital Partners (QP), LP ("EagleRock"). Both JPOF II and EagleRock are engaged in investing and/or securities transactions activities.

Corporate assets primarily consist of investments and cash and cash equivalents and corporate revenues primarily consist of investment income and securities gains and losses. Corporate assets, revenues, overhead expenses and interest expense are not allocated to the operating units. The Company has a manufacturing facility located in Belgium and an interest, through MK Resources, in a copper deposit in Spain. WilTel owns or has the right to use certain cable systems which connect its U.S. domestic network to foreign countries, and has the right to use wavelengths in Europe which it is currently not using. These are the only entities with non-U.S. revenues or assets that the Company consolidates, and they are not material. In addition to its investment in Bermuda-based Olympus, the Company also owns 36% of the electric utility in Barbados. From time to time the Company invests in the securities of non-U.S. entities or in investment partnerships that invest in non-U.S. securities.

Except for the telecommunications segments of WilTel, the primary measure of segment operating results and profitability used by the Company is income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies. For WilTel's segments, segment profit from operations is the primary performance measure of segment operating results and profitability. WilTel defines segment profit from operations as income before income taxes, interest expense, investment income, depreciation and amortization expense and other non-operating income and expense.

The following information reconciles segment profit from operations of the Network and Vyvx segments to the most comparable measure under accounting principles generally accepted in the United States ("GAAP"), which is used for all other reportable segments, for the year ended December 31, 2004 and for the period from November 6, 2003 through December 31, 2003 (in millions):

	For the year ended December 31, 2004		For the period from November 6, 2003 to December 31, 2003	
	Network	Vyvx	Network	Vyvx
Segment profit from operations (1)	**$ 117.8**	**$30.3**	$ 13.3	$ 4.1
Depreciation and amortization expense	**(197.4)**	**(9.1)**	(37.2)	(2.0)
Interest expense, net of investment income (2)	**(26.0)**	**(2.1)**	(4.0)	(.1)
Other non-operating income, net (2)	**27.2**	**2.7**	1.8	.5
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies (3)	**$ (78.4)**	**$21.8**	$(26.1)	$ 2.5

---

(1) See note (d) to segment information below.

(2) If items in these categories cannot be directly attributed to a particular WilTel segment, they are allocated to each segment based upon a formula that considers each segment's revenues, property and equipment and headcount.

(3) For 2004, includes income of $18,500,000 related to the settlement of litigation for less than amounts reserved, income of $6,000,000 related to the sale of an equity security which had a zero book value, gains of $3,500,000 related to cash and securities received in excess of the book value of secured claims in customers' bankruptcies and income of $2,300,000 related to the reversal of excess reserves for long-term commitments.

Certain information concerning the Company's segments for 2004, 2003 and 2002 is presented in the following table. Consolidated subsidiaries are reflected as of the date of acquisition, which for WilTel's segments was November 2003 and for Symphony's healthcare services segment was September 2003. Associated Companies are only reflected in the table below under identifiable assets employed.

	2004	2003	2002
		(In millions)	
Revenues and other income (a):			
Network (b)	**$1,518.9**	$ 218.4	$ –
Vyvx	**123.6**	21.2	–
Healthcare Services	**258.4**	71.1	–
Banking and Lending	**30.8**	62.3	95.9
Manufacturing	**64.4**	54.1	51.0
Domestic Real Estate	**63.5**	50.4	47.2
Other Operations	**40.0**	33.3	45.8
Corporate (c)	**180.9**	42.5	(4.7)
Intersegment elimination (d)	**(18.4)**	(4.3)	–
Total consolidated revenues and other income	**$2,262.1**	$ 549.0	$ 235.2

(continued)

	2004	2003	2002
		(In millions)	
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income of associated companies:			
Network (d)	**$ (78.4)**	$ (26.1)	$ –
Vyvx (d)	**21.8**	2.5	–
Healthcare Services	**5.1**	(2.3)	–
Banking and Lending	**22.0**	8.4	1.9
Manufacturing	**7.9**	4.4	3.1
Domestic Real Estate	**20.7**	18.1	16.3
Other Operations	**(3.4)**	.7	14.5
Corporate (c)	**59.6**	(37.5)	(74.9)
Total consolidated income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income of associated companies	**$ 55.3**	$ (31.8)	$ (39.1)
Identifiable assets employed:			
Network	**$1,554.4**	$1,628.8	$ –
Vyvx	**57.3**	115.5	–
Healthcare Services	**65.6**	54.6	–
Banking and Lending	**151.1**	252.4	481.5
Manufacturing	**50.4**	50.8	51.5
Domestic Real Estate	**148.6**	165.0	106.8
Other Operations	**252.6**	253.4	193.7
Investments in Associated Companies:			
WilTel	**–**	–	340.6
Other Associated Companies	**460.8**	430.9	397.1
Corporate	**2,059.6**	1,445.8	970.6
Total consolidated assets	**$4,800.4**	$4,397.2	$2,541.8

(a) Revenues and other income for each segment include amounts for services rendered and products sold, as well as segment reported amounts classified as investment and other income and net securities gains (losses) on the Company's consolidated statements of operations.

(b) For 2004 and the period from November 6, 2003 (date of acquisition) through December 31, 2003, includes services provided to SBC of $1,032,800,000 and $141,700,000, respectively.

(c) Net securities gains for Corporate aggregated $123,100,000 during 2004, which primarily resulted from the sale of publicly traded debt and equity securities that had been classified as available for sale securities. For 2004, includes a provision of $4,600,000 to write down investments in certain available for sale securities. For 2003, includes a provision of $6,500,000 to write down investments in certain available for sale securities and an investment in a non-public security. For 2002, includes a provision of $37,100,000 to write down investments in certain available for sale securities and an equity investment in a non-public fund. The write down of the available for sale securities resulted from a decline in market value determined to be other than temporary.

(d) Eliminates intersegment revenues billed from Network to Vyvx. However, the intersegment revenues are included in the calculation to determine segment profit from operations and income (loss) from continuing operations for each of Network and Vyvx.

(e) For the years ended December 31, 2004, 2003 and 2002, income (loss) from continuing operations has been reduced by depreciation and amortization expenses of $235,900,000, $61,400,000 and $18,500,000, respectively; such amounts are primarily comprised of Corporate ($11,400,000, $11,700,000 and $8,700,000, respectively), and amounts related to WilTel's segments, which are disclosed above. Depreciation and amortization expenses for other segments are not material.

(f) For the years ended December 31, 2004, 2003 and 2002, income (loss) from continuing operations has been reduced by interest expense of $96,800,000, $43,000,000 and $33,000,000, respectively; such amounts are primarily comprised of Corporate ($55,300,000, $26,000,000 and $13,100,000, respectively), banking and lending ($2,700,000, $8,800,000 and $18,100,000, respectively), and amounts related to WilTel's segments, which are disclosed above. Interest expense for other segments is not material.

At December 31, 2004, the Company and its consolidated subsidiaries had 5,324 full-time employees.

TELECOMMUNICATIONS

Acquisition

During the fourth quarter of 2002, the Company acquired 47.4% of the outstanding common stock of WilTel for an aggregate cash purchase price of $353,900,000, including expenses. In November 2003, the Company consummated an exchange offer and merger pursuant to which WilTel became a wholly-owned subsidiary of the Company and former WilTel public stockholders received an aggregate of 16,734,690 common shares of the Company. The aggregate purchase price for the 2003 acquisition was approximately $425,300,000, consisting of $422,800,000 of the Company's common shares (based on a price of $25.27 per share) and cash expenses of $2,500,000. Following completion of the merger, the Company consolidated the financial condition and results of operations of WilTel, and no longer accounts for its investment in WilTel under the equity method of accounting. In the aggregate, the Company invested $779,200,000 in cash and common shares issued to acquire 100% of WilTel during 2002 and 2003. At December 31, 2004, the Company's consolidated balance sheet includes total WilTel assets of $1,611,700,000 and total WilTel liabilities of $1,118,300,000 (which are non-recourse to the Company), resulting in a net investment of $493,400,000.

Certain telecommunications terms used throughout this section are defined under "Telecommunications Glossary" below.

Network

Business Description

Through its Network segment, WilTel owns or leases and operates a nationwide inter-city fiber-optic network. WilTel has also built a fiber-optic network within certain cities in the U.S. and has the ability to connect to networks outside the U.S. Network provides Internet, data, voice, and video services to companies that use high-capacity and high-speed telecommunications in their businesses. Network sells its products to the wholesale carrier and enterprise market segments, and many of its most significant customers provide retail telecommunications services to consumers and businesses. Historically, Network's fastest growing and largest revenue component is its voice business.

Network also offers rights of use in dark fiber, which is fiber that it installs but for which it does not provide communications transmission services. Purchasers of dark fiber rights install their own electrical and optical transmission equipment. Network also provides space and power to collocation customers at network centers and a variety of professional and managed services including network design and construction, network management and network monitoring or surveillance.

WilTel's network includes ownership interests in or rights to use:

- nearly 30,000 miles of fiber-optic cable in the U.S., of which 27,677 is currently in service;
- local fiber-optic cable networks within 40 of the largest U.S. cities;
- 118 network centers located in 107 U.S. cities; - fiber-optic cable connecting the U.S. and Mexico in California and Texas, and the U.S. and Canada in Washington, Illinois and New York;

- capacity on five major undersea cable systems connecting the continental U.S. with Europe, Asia, Australia, New Zealand, Guam and Hawaii; and

- rights to use wavelengths in Europe connecting the UK, France, Germany, Belgium, the Netherlands, Norway, Denmark, Finland, and Sweden. These rights have been exercised and wavelengths are available but not currently in use.

Properties

U.S. Inter-City Network

The WilTel Network	Route Miles	Miles In Operation	Average Number of Fibers Per Cable
Wholly-owned fiber routes, built by WilTel	18,027	17,416	123
Fiber routes through dark fiber rights (1)	10,884	10,261	17
Total	28,911	27,677	

(1) Network has obtained rights in dark fiber and conduits of approximately 10,884 route miles, all of which have had fiber-optic cable installed. Network manages the transmission equipment on the routes it acquired, and it typically pays for the maintenance of fiber-optic strands and rights of way.

Network also leases capacity from both long-distance and local telecommunications carriers, including its competitors, in order to meet the needs of its customers. Leases of capacity are distinguished from rights in dark fiber in that capacity leases are for only a portion of the fiber capacity and the lessor supplies and operates the equipment to transmit over the fiber. Capacity leases are generally for terms of one month to five years, but can be longer. Network leases from third parties approximately one percent of its U.S. network capacity currently in use. These leases are for areas where Network does not have its own network capacity, or such capacity is not currently sufficient to meet the expected demand.

WilTel commenced construction of its network in 1997, began providing services in 1998 and had substantially completed construction in 2002. The domestic voice network grew to 25 switches as of December 31, 2004, including twenty three domestic switches, four of which are Voice over Internet Protocol capable, and two gateway switches. The gateway switches offer foreign termination and inbound domestic termination to other carrier customers.

Conduit and fiber-optic cable. The WilTel network contains multiple conduits along more than 90% of the routes it constructed. When constructing fiber-optic cable, the manufacturer places fiber-optic strands inside small plastic tubes, wraps bundles of these tubes with plastic, and strengthens them with metal. Network then places these bundles inside a conduit, which is high-density polyethylene hollow tubing one-and-one-half to two inches in diameter. The conduit is generally buried approximately 42 inches underground along pipeline or other rights of way corridors. Network also uses steel casing in high-risk areas, including railroad crossings and high-population areas, thereby providing greater protection for the cable. The first conduit generally contains a cable that has between 96 and 144 fibers, and the second conduit or, where constructed, a third conduit, serves as a spare. The spare conduits allow for future technology upgrades, potential conduit sales, and expansion of capacity. Network generally plans to retain from 8 to 24 fibers throughout the network for its own use, with the remainder made available for leases of dark fiber.

Rights of way. The WilTel network was primarily constructed by digging trenches along rights of way, or rights to use the property of others, which Network obtained throughout the United States from various landowners. Generally, where feasible, Network used the rights of way of pipeline companies that WilTel believed provided greater physical protection of the fiber system and resulted in lower construction costs than systems built over more public rights of way. Almost all of WilTel's rights of way extend through at least 2018. Rights of way are generally for terms of at least 20 years, and most cover distances of less than one mile.

Local Network

As of December 31, 2004, Network was providing services on local networks in 40 U.S. cities. These cities are: Anaheim, CA; Atlanta, GA; Bakersfield, CA; Baltimore, MD; Boston, MA; Buffalo, NY; Chicago, IL; Columbus, OH; Dallas, TX; Denver, CO; Fresno, CA; Houston, TX; Indianapolis, IN; Jersey City, NJ; Kansas City, KS; Laredo, TX; Los Angeles, CA; McAllen, TX; Modesto, CA; Miami, FL; Milwaukee, WI; Minneapolis, MN; New York, NY; Newark, NJ; Oakland, CA; Philadelphia, PA; Phoenix, AZ; Portland, OR; Riverside, CA; Sacramento, CA; San Francisco, CA; San Jose, CA; Santa Clara, CA; Seattle, WA; Secaucus, NJ; St. Louis, MO; Stamford, CT; Tucson, AZ; Tulsa, OK; and Washington, D.C. WilTel also has rights to utilize 30,740 local dark fiber miles in the U.S. through a fiber lease agreement with AboveNet Communications, Inc. ("AboveNet"). In addition, WilTel has the right to lease an additional 54,324 of dark fiber miles anywhere that AboveNet may construct or currently owns dark fiber in the U.S. or Europe.

Products and Services

Network's principal products and services are as follows:

Packet-based data products. These services provide connections for Internet, data, voice, and video networks at variable capacities between two or more points. Specific packet-based data products include ATM, Frame Relay, Ethernet Transparent LAN, Internet Protocol ("IP") transport and IP virtual private networks. These services are billed on a flat rate or usage basis.

Private line products. Network provides customers with fixed amounts of point-to-point capacity at various speeds on a protected or unprotected service level. A protected service level provides restoration on the customer's circuit under a variety of network outage conditions and is priced higher than unprotected service. These services are billed as fixed monthly fees, regardless of usage.

Voice services. Network provides wholesale origination, transport and termination, as well as calling card, directory assistance, operator assistance, toll-free services and international termination to more than 200 countries.

Optical wave services. This service is a point-to-point service which has no protection capacity, and which allows a customer the exclusive use of a portion of the transmission capacity of a fiber-optic strand rather than the entire fiber strand. A purchaser of optical wave services installs its own electrical interface, switching and routing equipment.

Backhaul services. Network has interconnected international cable landing stations on the West and East Coasts with fiber-optic rings capable of terminating cable traffic at specified Network centers. These services are made available to customers that have access to their own undersea cables and require domestic interconnection services only. Network also owns capacity positions on five major undersea cable systems.

Customers

Network offers services to both carrier and enterprise markets, and its customers currently include Regional Bell Operating Companies, ("RBOCs") cable television companies, Internet service providers, application service providers, data storage service providers, managed network service providers, digital subscriber line service providers, long distance carriers, local service providers, utilities, governmental entities, educational institutions, financial institutions, international carriers and other communications services providers who desire high-capacity and high-speed products on a carrier services basis.

SBC

Sales to SBC accounted for 70% of Network's 2004 operating revenues. On January 31, 2005, SBC announced that it would buy AT&T Corp., and announced its intention to migrate the services provided by WilTel to the AT&T network. SBC indicated that it expects to close its acquisition of AT&T in the first half of 2006.

Once SBC completes the migration of its business from WilTel's network to the AT&T network and terminates the existing preferred provider agreements between WilTel and SBC (scheduled to extend until 2019), SBC will be required to pay WilTel up to $200,000,000 for all costs WilTel incurs in connection with such termination, including increased costs of the network facilities remaining with WilTel due to the loss of SBC traffic (defined as "Transition Costs" in the provider agreements). WilTel anticipates that a migration of services from its network to AT&T would not begin until after the appropriate regulatory agencies approve SBC's acquisition of AT&T. WilTel expects it will take anywhere from two to three years from now for SBC to migrate all of its traffic off of WilTel's network, and anticipates that it will continue to provide some level of service to SBC into 2007.

Pursuant to the preferred provider agreements, the price for products and services, determined separately for each product or service, generally will be equal to the lesser of the cost of the product or service plus a specified rate of return, the prices charged to other customers, the current market rate or, in some circumstances, a specific rate. If either party can secure lower prices for comparable services that the other party will not match, then that party is free to utilize the lowest cost provider. WilTel and SBC have agreed to use a fixed price for voice transport services (the substantial majority of WilTel's SBC generated revenue) through April 1, 2005.

WilTel is currently engaged in negotiations with SBC with respect to a transition pricing agreement and other matters that will enable WilTel to continue to provide SBC with a high level of service after April 1, 2005. If the parties fail to reach agreement on pricing, any disputes as to pricing methodology are to be resolved through binding arbitration. The Company is also evaluating the impact of SBC's intended acquisition of AT&T on WilTel's operations and financial condition, including the potential adverse impact on the carrying values of Network's assets. Under GAAP, the SBC announcement is considered to be an event requiring the Company to assess the recoverability of Network's assets (principally property and equipment) during the first quarter of 2005. For more information about the process the Company expects to use to assess the recoverability of Network's assets, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WilTel plans to modify its operations in light of the anticipated loss of its major customer, including expanding its customer base and evaluating opportunities for consolidation. WilTel expects it will evaluate and implement cost reduction strategies, investigate sales of assets and minimize capital expenditure outlays to help offset the loss of SBC's business. However, given the current economic condition of the telecommunications industry as a whole, where telecommunications capacity far exceeds actual demand and the marketplace is characterized by fierce price competition, and the limited growth of non-SBC business over the past few years, WilTel does not believe it will be able to fully replace the revenues and profits generated by the SBC agreements in the near future, if ever. The Company believes there may be opportunities to increase Network's value through consolidation opportunities, and it is actively investigating those possibilities. However, no assurance can be given that the Company will be successful in these efforts.

Sales and Marketing

Network's sales and marketing organizations target customers that require high volumes of bandwidth to operate their businesses. The successful acquisition of a new customer requires a high degree of technical knowledge about both the product being sold and the customer's operation, since most of Network's products need to be specifically configured to meet the unique needs of each customer.

Network has a centralized marketing organization that has established a segment-wide approach to marketing and product management. The marketing organization is responsible for advanced market planning and segmentation, product planning and development, product marketing, advertising, lifecycle management, product economics, pricing and competitive analysis.

Competition

The telecommunications industry is highly competitive. Some of Network's competitors may have financial, personnel and other resources significantly greater than those of Network. In the market for carrier customers, Network competes primarily with AT&T, MCI, Sprint, Qwest, Level 3, Global Crossing and Broadwing. In the market for enterprise customers, Network competes primarily with AT&T, MCI, and Sprint. Many of these competitors have revenues and customer bases far larger than those of Network. Network also competes with numerous other service providers that focus either on a specific product or set of products or within a geographic region. Network competes primarily on the basis of price, network reliability, customer service and support. Network's services within local markets in the U.S. face additional competitors, including the traditional regional telephone companies and other local telephone companies.

The telecommunications industry has experienced a great deal of instability during the past several years. During the 1990s, forecasts of very high levels of future demand brought a significant number of new entrants and new capital investments into the industry. However, many industry participants have gone through bankruptcy, those forecasts have not materialized, telecommunications capacity now far exceeds actual demand and the resulting marketplace is characterized by fierce price competition as competitors seek to secure market share. Resulting lower prices have eroded margins and have kept many in the industry from attaining positive cash flow from operations. In addition, many larger industry participants (SBC, Verizon and Sprint) have announced agreements to acquire other industry participants in transactions that may further intensify the competitive environment. The Company does not know if and when the current pricing environment will improve or achieve stability.

Vyvx

Business Description

Vyvx transmits audio and video programming for its customers over Network's fiber-optic network and via satellite. It uses Network's fiber-optic network to carry many live traditional broadcast and cable television events from the site of the event to the network control centers of the broadcasters of the event. These events include live sporting events of the major professional sports leagues, including the last sixteen Super Bowls. For live events where the location is not known in advance, such as breaking news stories in remote locations, Vyvx provides an integrated satellite and fiber-optic network based service to transmit the content to its customers. Most of Vyvx's customers for these services contract for the service on an event-by-event basis; however, Vyvx has some customers who have purchased a dedicated point-to-point service which enables these customers to transmit programming at any time.

Vyvx also distributes advertising spots to radio and television stations throughout the U.S., both electronically and in physical form. Customers for these services can utilize a network-based method for aggregating, managing, storing and distributing content for content owners and rights holders.

Products and Services

Vyvx's primary products and services are as follows:

Fiber Optic and Satellite Video Transport Services. Vyvx offers various products to provide audio and video feeds over fiber or satellite for broadcast and production customers. These products vary in capacity provided, frequency of use (i.e., may be provided on an occasional or dedicated basis) and price. In 2004, Super Bowl XXXVIII was the first live broadcast event ever carried using Vyvx's new high definition (HD) transport product.

Advertising Distribution Services. These services include:

Audio Distribution. Vyvx sends radio spots to stations via electronic and physical distribution. Spots are distributed to over 10,500 stations in North America via the Internet using no proprietary hardware.

Video Distribution. Vyvx has the capability to deliver video content electronically and physically to television stations, broadcast networks and cable networks across the United States. Its electronic reach covers more than 1,450 destinations.

Storage. Vyvx offers secure storage of media components in Vyvx's climate-controlled storage facilities located in Burbank, Chicago and Newark, Delaware.

Customers

Vyvx sells to media content service providers and businesses that use media content as a component of their business. It does not compete with its media customers for retail end-users. It has approximately 2,000 customers, including major broadcast and cable television networks, news services, professional and collegiate sports organizations, advertising agencies and their advertisers, television companies and movie production companies. Approximately 62% of Vyvx's 2004 operating revenue was derived from its top 10 customers. Fox Entertainment Group, Inc. and its parent company The News Corporation Limited, through their various news, sports and entertainment businesses, accounted for approximately 18% of Vyvx's operating revenues and TimeWarner, Inc. accounted for 16% of Vyvx's operating revenues.

Sales and Marketing

Vyvx has sales personnel located in eight states and the District of Columbia to provide service to its domestic and international customers. The largest sales offices are in New York, New York and Burbank, California, where many of Vyvx's largest customers are based.

Competition

The Company believes that no single competitor currently exists that offers all of the services being offered by Vyvx. Vyvx encounters smaller competitors in the market place, each of which historically has offered only one or two of Vyvx's products.

Telecommunications Glossary

Access–a long distance carriers use of local exchange facilities to originate or terminate long distance traffic or of leased lines for dedicated facilities.

Asynchronous transfer mode (ATM)–a Layer 2 high-speed multiplexing and switching protocol that uses fixed cell sizes of 53 bytes each to transport voice, data and video traffic.

Bandwidth–the width of or measure of capacity of a communications channel; analog channel capacity is measured in hertz and digital channel capacity is measured in bits per second.

Capacity–the information carrying ability of a telecommunications facility. The facility determines what measure is appropriate. For example, a private line's capacity could be measured in bits per second. A switch's capacity could be measured in the maximum number of calls per hour.

Carrier–a provider of communications transmission services.

Carrier class customer–a customer who has significant bandwidth capacity requirements that would rival the capacity requirements of a wholesale carrier.

Dark fiber–installed fiber-optic cable which is not connected to transmission equipment and so is not capable of carrying transmission services.

Ethernet–a local area network used for connecting computers, printers, workstations, terminal, servers, etc. within the same building or campus.

Ethernet Transparent LAN–a network with Ethernet interfaces that can carry any Layer 3 protocol, giving the LANs it connects the appearance of complete transparency, as though they were connected directly across an Ethernet cable.

Fiber-optic cable–a transmission medium consisting of a core of glass or plastic which is surrounded by a protective cladding, strengthening material and an outer jacket. Signals are transmitted as light pulses, introduced into the fiber by a light transmitter (a light emitting diode or a laser). Low data loss, high-speed transmission, large bandwidth, small physical size, light weight and freedom from electromagnetic interference and grounding problems are some of the advantages offered by fiber-optic cable.

Frame Relay–a Layer 2 switching and multiplexing protocol that places data in frames of varying size and allows transmission of data with efficient error correction.

Gateway switch–a switch that allows signals to cross from one network to another.

High Definition (HD)–a system standard for transmitting a TV signal with far greater resolution.

Internet Protocol (IP)–the Layer 3 communications protocol standard used for delivering individual data packets to their destinations by tracking the Internet addresses of the sender and receiver.

Layer 2–a data communications standard (such as ATM, Frame Relay, or Ethernet) that establishes a fixed, pre-determined path for the data stream. In the event of a network outage, the switches work together to re-route traffic to facilities not impacted by the outage.

Layer 3–a data communications standard (such as IP) that does not create a fixed path through the network, but makes an individual routing decision for each data packet received based upon real-time updates of network congestion. Because of this additional computation burden, Layer 3 networks tend to have more latency that is less predictable, but are also less susceptible to major network outages.

Local area network (LAN)–a data communications network that links together computers and peripherals to serve users within a confined area.

Multiplexing–consolidation of multiple signals into a single, higher speed signal that is transmitted to a receiver. The receiver then decomposes the signal into its original constituent elements.

Network center–an environmentally controlled secure location containing equipment and staff, and space and power for collocation customers, where various network management and control functions are conducted.

Optical wave–see "Wavelengths" below.

Switch–mechanical or electronic device for making, breaking or changing the directional flow of electrical or optical signals.

Transmission–sending electrical signals that carry information over a physical path to a destination.

Virtual private network (VPN)–private, secure switched voice or data network between two or more sites that functions as a dedicated or private line facility while using public network segments.

Voice over IP–telephone calls using IP.

Wavelengths–a portion of the transmission capacity of a fiber-optic cable rather than the entire fiber cable. A purchaser of optical wave or wavelength installs its own electrical interface, switching and routing equipment.

Government Regulation

Overview

WilTel is subject to significant federal, state, local and foreign laws, regulations and orders that affect the rates, terms and conditions of certain of its service offerings, its costs and other aspects of its operations. Regulation of the telecommunications industry varies from state to state and from country to country, and it changes regularly in response to technological developments, competition, government policies and judicial proceedings. Some of these changes and potential changes are discussed below. The Company cannot predict the impact, nor give any assurances about the materiality of any potential impact, that such changes may have on its business or results of operations, nor can it guarantee that domestic or international regulatory authorities will not raise material issues regarding its compliance with applicable laws and regulations.

The Federal Communications Commission ("FCC") has jurisdiction over WilTel's facilities and services to the extent those facilities are used to provide interstate telecommunications services (services that originate and terminate in different states) or international telecommunications services. State regulatory commissions generally have jurisdiction over facilities and services to the extent the facilities are used in intrastate telecommunications services. Foreign laws and regulations apply to telecommunications that originate or terminate in a foreign country. Generally, the FCC and state commissions do not regulate Internet, video conferencing or certain data services, although the underlying telecommunications services components of such offerings may be regulated in some instances.

WilTel's operations also are subject to a variety of environmental, building, safety, health and other governmental laws and regulations.

Federal Regulation

The Communications Act of 1934. The Communications Act of 1934, as amended (the "Communications Act") grants the FCC authority to regulate interstate and foreign communications by wire or radio. The Telecommunications Act of 1996 (the "1996 Act") establishes a framework for fostering competition in the provision of local and long distance telecommunications services. WilTel is regulated by the FCC as a non-dominant carrier and, therefore, is subject to less comprehensive regulation than dominant carriers under the Communications Act. WilTel is subject to certain provisions of Title II of the Communications Act applicable to all common carriers that require WilTel to offer service upon reasonable request and pursuant to just and reasonable charges and practice, and prohibit WilTel from unjustly or unreasonably discriminating in its charges or practices. The FCC has authority to impose more stringent regulatory requirements on non-dominant carriers. The FCC reviews its rules and regulations from time to time, and WilTel may be subject to those new or changed rules.

WilTel has obtained authority from the FCC to provide international services between the U.S. and foreign countries, and has registered with the FCC as a provider of domestic interstate long distance services. WilTel believes that it is in material compliance with applicable federal laws and regulations, but cannot guarantee that the FCC or third parties will not raise issues regarding its compliance with applicable laws or regulations.

Long Distance Regulation. Regulation of other carriers in the communications industry also may affect WilTel. For example, Section 271 of the Communications Act had prohibited RBOCs and their respective affiliates from providing long distance services between so-called Local Access and Transport Areas ("LATAs") in their region, and between their region and other states, until they have demonstrated to the FCC, on a state-by-state basis, that they have satisfied certain procedural and substantive requirements set forth in the 1996 Act. The FCC has granted Section 271 authority to all RBOCs in each of their in-region states.

In a state where a RBOC has received authority to provide long distance telecommunications service, Section 272 of the Communications Act requires the RBOC to maintain a separate affiliate and to comply with certain structural and operational safeguards for its long distance operations, all of which impose on RBOCs significant costs related to maintaining separate equipment, employees and processes. This separate affiliate requirement expires on a state-by-state basis three years after the RBOC first obtained approval to provide long distance service in a given state, unless the FCC extends the three-year period. If an RBOC chooses to provide long distance telecommunications services without a separate affiliate in a state where the separate affiliate requirement has expired, the RBOC currently is subject to heightened regulation of its rates for long distance services. The FCC is considering several options for strengthening or weakening regulation governing the RBOCs' provision of long distance telecommunications services without a separate affiliate.

The Section 272 separate subsidiary requirement for two of WilTel's largest customers, Verizon in New York, Massachusetts, Pennsylvania and Rhode Island and SBC in Texas, Oklahoma, Kansas, Arkansas and Missouri has expired and has not been extended by the FCC. WilTel does not expect the FCC to extend the requirement in any other states as the 3-year period elapses in such states. While the RBOCs' entry into the long distance market could provide opportunities for WilTel to sell dark fiber or lease high-volume long distance capacity to the RBOCs, it could also allow the RBOCs to provide the same services that WilTel currently provides, services which RBOCs currently purchase from WilTel. Increased competition from the RBOCs could have an adverse effect on WilTel's business, as the RBOCs will be able to market integrated local and long distance services and may enjoy significant competitive advantages. Because RBOCs account for approximately 75% of WilTel's Network revenues, the RBOC's ability to offer long distance voice and data services poses risks to WilTel's business in the future. For information about SBC (Network's largest customer) and its plan to acquire AT&T and migrate its traffic to AT&T's network, see Item 1, "Business-Telecommunications" above.

Local Service Regulation. In addition to overseeing the entry of the RBOCs into the long distance market, the FCC was required, pursuant to the 1996 Act, to establish national rules implementing the local competition provisions of the 1996 Act. More specifically, the 1996 Act imposed duties on all local exchange carriers, including incumbent local exchange carriers ("ILECs") and new entrants (sometimes referred to as competitive local exchange carriers, or "CLECs") to provide network interconnection, reciprocal compensation, resale, number portability and access to rights-of-way. Where WilTel provides local telecommunications services, it must comply with these statutory obligations and the FCC's implementing rules.

In March 2004, the U.S. Court of Appeals for the District of Columbia Circuit struck down an FCC rule that required regional telephone companies to open their networks to competitors at reasonable rates. In response, the FCC issued interim rules requiring regional local telephone companies to continue opening their networks to competitors at reasonable rates until the earlier of such time as the FCC issues permanent rules or September 13, 2005 (with increased rates and reduced availability effective March 13, 2005). The FCC released permanent rules on February 3, 2005. As a result, competing telephone companies will be charged higher rates by local telephone companies to use parts of their networks on certain routes, or incur costs to purchase and install their own networks in order to offer local phone service. Although WilTel's wholesale carrier market segment is not likely to be materially affected by these actions, its enterprise market segment could experience a short-term cost disadvantage with competitors who have cheaper access to local telephone company networks. In addition, certain of WilTel's customers could be significantly affected by these changes.

Access Regulation. Federal regulation affects the cost and thus the demand for long distance services through regulation of interstate access charges, which are the local telephone companies' charges for use of their exchange facilities in originating or terminating interstate transmissions. The FCC regulates the interstate access rates charged to long distance carriers by ILECs and CLECs for the local origination and termination of interstate long distance traffic. Those access rates make up a significant portion of the cost of providing long distance traffic. Since the 1996 Act, the FCC has restructured the access charge system, resulting in significant downward changes in access charge rate levels.

On May 31, 2000, the FCC adopted a proposal submitted by a coalition of long distance companies and RBOCs, referred to as "CALLS," pursuant to which ILEC access rates must be decreased in stages over five years. On September 10, 2001, the United States Court of Appeals for the Fifth Circuit upheld most of the FCC's CALLS order, but remanded for further consideration portions of the order that created a new universal service fund and that set a factor applied annually to reduce access rates at a certain pace. The FCC issued an order on July 10, 2003 on remand readopting the substance of the disputed aspects of the CALLS order, and the remand order was not appealed.

On April 27, 2001, the FCC issued a ruling regarding the interstate access charges levied by CLECs on long distance carriers. Effective June 20, 2001, CLEC access charges were required to be reduced over a three-year period to the level charged by ILECs in the competing area. This reduction in CLEC access charge rates has resulted in a substantial reduction in the per-minute rate CLECs charge WilTel for interstate access services.

On April 19, 2001, the FCC adopted a Notice of Proposed Rulemaking seeking to unify its inter-carrier compensation rules. The FCC proposal seeks to address disparities in rates for access charges and reciprocal compensation (the rates that carriers pay each other for completing local calls exchanged between them). The FCC's proposal seeks comments on a transition to a "bill and keep" system pursuant to which carriers would not exchange cash compensation, but would provide call completion services free of charge. Adoption by the FCC of a unified inter-carrier compensation regime that adopts a "bill and keep" regime or that otherwise reduces the rates that carriers may charge for access charges could significantly reduce WilTel's inter-carrier compensation costs and revenues. Several groups of industry participants, seeking to develop an industry consensus to present to the FCC, have submitted proposals for broad reform to the FCC, and on February 10, 2005, the FCC announced the adoption of a further notice of proposed rulemaking in which it would seek comment on these various proposals. WilTel is unable to determine at this time the outcome of the FCC proceeding and the industry effort or the resulting impact, if any, on WilTel's business.

Voice-over-IP. In a 1998 report to Congress, the FCC suggested, but did not conclude, that telephone calls using IP could be considered telecommunications services. The FCC has also been asked to consider the regulatory implications of such "Voice-over-IP" technology. Certain ILECs have asked the FCC to rule that certain transmission services, such as calls made over the Internet, are subject to regulation as telecommunications services including the assessment of interstate switched access charges and universal service fund assessments. On February 5, 2003, pulver.com filed a petition for declaratory ruling that a service offering that uses IP voice communications is neither telecommunications nor a telecommunications service. On February 19, 2004, the FCC held that the specific "IP-to-IP" service offered by pulver.com is an interstate information service and is neither telecommunications nor a telecommunications service.

In a May 2004 ruling, the FCC clarified that whenever traffic originates and terminates on the public switched telephone network, long distance carriers (such as WilTel) that carry such traffic must pay access charges, but the FCC has not yet addressed whether traffic originating on broadband networks is subject to such charges. RBOCs have attempted to recover unpaid access charges from long distance carriers who were following business practices not consistent with the FCC ruling. Although WilTel had been actively seeking clarification from the FCC concerning this matter, WilTel's policy has been to accrue access charges in a manner that it believes is consistent with the FCC's ruling. The FCC's ruling is not expected to have a material impact on WilTel; however, certain of WilTel's customers and competitors may be adversely affected.

On November 12, 2004, the FCC granted the request of Vonage Holdings Corporation to preempt the Minnesota Public Utility Commission from regulating Vonage's broadband-originated services as a telecommunications service subject to full state regulation. WilTel believes that the FCC's ruling provides the FCC with authority to create uniform rules applicable to Voice-over-IP. The FCC's Vonage decision has been appealed by several state public utility commissions.

Several other Voice-over-IP petitions have also been filed. During 2004, both Level 3 Communications and SBC filed petitions seeking FCC rulings on the regulatory framework for Voice-over-IP related offerings. Other local exchange carriers have filed similar petitions, and the FCC has requested comments on developing comprehensive rules to cover Voice-over-IP. Absent FCC action on these matters, some state public utility commissions and private parties (through agreements) have begun addressing important issues such as the amount of compensation companies must pay for termination of Voice-over-IP traffic on the public switched telephone network. Decisions on the Level 3 and SBC petitions are expected during the first or second quarter of 2005. As carriers and their customers migrate to IP and packet-based technologies, the outcome of such proceedings is likely to affect carrier-carrier and carrier-customer relationships. WilTel is unable to determine at this time the outcome of any of these proceedings or the impact, if any, they could have on its business. However, assuming the same volume of voice minutes, WilTel believes that revenues and profitability for Voice-over-IP services may be less than traditional voice transport products.

Universal Service. Pursuant to the 1996 Act, in 1997 the FCC established a significantly expanded universal service regime to subsidize the cost of telecommunications services to high-cost areas, to low-income customers, and to qualifying schools, libraries and rural health care providers. Providers of interstate and international telecommunications services, and certain other entities, must pay for these programs by contributing to a Universal Service Fund (the "Fund"). The rules concerning which services are considered when determining how much an entity is obligated to contribute to the Fund are complex; however, many of the services sold by WilTel are included in the calculation. Current rules require contributors to make quarterly and annual filings reporting their revenues, and the Universal Service Administrative Company issues monthly bills for the required contribution amounts, based on a quarterly contribution factor approved by the FCC. The FCC announced assessments for the first quarter of 2005 of 10.7% have been increased from 8.7% in the fourth quarter of 2004. The contribution factor may be higher in future quarters. A portion of WilTel's gross revenues from the provision of interstate and international services are subject to these assessments. For the year ended December 31, 2004, WilTel was assessed approximately $6,600,000 by the Fund.

On December 13, 2002, the FCC issued revised universal service rules and proposed further changes to the universal service contribution methodology. Under one of the proposed changes, the FCC would begin assessing contributions to the Fund based on working telephone numbers and connections to telephone company customers, as opposed to the existing mechanism that requires contributions based on end user revenues. The FCC is expected to adopt this proposal during 2005. Although any FCC changes to the methodology could result in WilTel paying a larger percentage of its revenues to the Fund, WilTel is unable to determine what changes will occur and what impact those changes will have on its business.

WilTel and other contributors to the federal universal service fund may recover their contributions in any manner that is equitable and nondiscriminatory, but may not mark up their federal universal service recovery above the amount of the contribution factor. Carriers may recover their contribution costs through their end-user rates, or through a line item (stated as a flat amount or percentage), provided that the line item does not exceed the total amount associated with the contribution factor. The recovery rules are the subject of a petition for reconsideration pending before the FCC. The rules also allow contributors to renegotiate contract terms that prohibit the pass-through of universal service recovery charges. Unrecovered assessments will increase WilTel's costs.

Broadband Regulation. The FCC to date has treated Internet service providers as enhanced service providers rather than common carriers. As such, Internet service providers generally have been exempt from various federal and state regulations, including the obligation to pay access charges and contribute directly to universal service funds. On December 20, 2001, the FCC issued a Notice of Proposed Rulemaking seeking comment on whether ILEC broadband offerings are telecommunications services subject to Title II jurisdiction or, as the FCC already has concluded with respect to cable modem service, information services subject only to Title I jurisdiction. In 2003, the United States Court of Appeals for the Ninth Circuit partially vacated the FCC's determination that cable modem service is subject only to Title I jurisdiction, holding that companies providing cable modem services also offer a telecommunications service component that is subject to Title II regulation. The FCC appealed that decision, and the U.S. Supreme Court is scheduled to hear the case during 2005. In a separate Notice of Proposed Rulemaking released February 15, 2002, the FCC sought comment on issues related to broadband access to the Internet over domestic wireline facilities, including whether facilities-based broadband Internet access providers should be required to contribute to support universal service. The FCC has not addressed either of these Notices of Proposed Rulemaking and WilTel cannot determine how the U.S. Supreme Court will rule on the Ninth Circuit decision, and whether such action will impact WilTel's business.

State Regulation

The Communications Act severely restricts state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any person from providing any interstate or intrastate telecommunications service. However, states retain substantial jurisdiction over intrastate matters, and generally have adopted regulations intended to protect public safety and welfare, ensure the continued quality of communications services, and safeguard the rights of consumers. Some states impose assessments for state universal service programs and for other purposes. To the extent that WilTel provides intrastate telecommunications services, WilTel is subject to various state laws and regulations.

Most state public utility and public service commissions require some form of certificate of authority or registration before offering or providing intrastate services, including competitive local telecommunications services. Currently, WilTel or its subsidiary, WilTel Local Network, LLC, hold authorizations to provide such services, at least to some extent, in all 50 states and the District of Columbia.

In most states, in addition to the requirement to obtain a certificate of authority, WilTel must request and obtain prior regulatory approval of price lists or tariffs containing rates, terms and conditions for its regulated intrastate services. WilTel is required to update or amend these tariffs when it adjusts its rates or adds new products. WilTel believes that most states do not regulate its provision of dark fiber. If a state did regulate its provision of dark fiber, WilTel could be required to provide dark fiber in that state pursuant to tariffs and at regulated rates.

WilTel is also subject to various reporting and record-keeping requirements in states in which it is authorized to provide intrastate services. Many states also require prior approval for transfers of control of certified providers, corporate reorganizations, acquisitions of telecommunications operations, assignment of carrier assets, carrier stock offerings and undertaking of significant debt obligations. States generally retain the right to sanction a service provider or to condition, modify or revoke certification if a service provider violates applicable laws or regulations. Fines and other penalties also may be imposed for such violations. While WilTel believes that it is substantially in compliance with applicable state laws and regulations that are material to its operations, it cannot guarantee that state regulatory authorities or third parties will not raise issues with regard to its compliance.

State regulatory commissions generally regulate the rates that ILECs charge for intrastate services, including intrastate access services paid by providers of intrastate long distance services. WilTel's intrastate services compete against the regulated rates of these carriers and also utilize certain ILEC services. State regulatory commissions also regulate the rates ILECs charge for interconnection of network elements with, and resale of, services by competitors. State commissions have initiated proceedings that could have the potential to affect the rates, terms and conditions of intrastate services. WilTel, through WilTel Local Network, LLC, has entered into or is in the process of entering into interconnection agreements with various ILECs and the rates, terms and conditions contained in such agreements will be affected by such state proceedings.

Local Regulation

Some jurisdictions require WilTel to obtain street use and construction permits and licenses and/or franchises before installing or expanding its fiber-optic network using municipal rights-of-way. Termination of, or failure by WilTel to renew, its existing franchise or license agreements could have a material adverse effect on its operations. In some municipalities where WilTel has installed or may construct facilities, it is required to pay license or franchise fees based on a percentage of gross revenue, a flat annual fee or a per linear foot basis. WilTel cannot guarantee that fees will remain at their current levels following the expiration of existing franchises. In addition, WilTel could be at a competitive disadvantage if its competitors do not pay the same level of fees as it does. The Communications Act requires municipalities to manage public rights of way in a competitively neutral and non-discriminatory manner and prohibits the imposition of right-of-way fees as a means of raising revenue. A considerable amount of litigation has challenged right-of-way fees on the grounds that such fees violate the Communications Act. The outcome of such litigation may affect WilTel's costs of operations.

Other U.S. Regulation

WilTel's operations are subject to a variety of federal, state and local environmental, safety and health laws and governmental regulations. These laws and regulations govern matters such as the generation, storage, handling, use and transportation of hazardous materials, the emission and discharge of hazardous materials into the atmosphere, the emission of electromagnetic radiation, the protection of wetlands, historic sites and endangered species, and the health and safety of employees. WilTel also may be subject to environmental laws requiring the investigation and cleanup of contamination at sites it owns or operates or at third-party waste disposal sites. Such laws often impose liability even if the owner or operator did not know of, or was not responsible for, the contamination.

WilTel owns or operates numerous sites in connection with its operations. WilTel monitors compliance with environmental, safety and health laws and regulations and believes it is in material compliance; however, it cannot give assurances that it has been or will be in complete compliance with these laws and regulations. WilTel may be subject to fines or other sanctions imposed by governmental authorities if it fails to obtain certain permits or violates their respective laws and regulations.

WilTel has ownership interests in and utilizes certain submarine cable systems for the provision of telecommunications services. WilTel, through its joint ownership interests, is subject to certain state and federal laws and regulations governing the construction, maintenance and use of such facilities. Such laws and regulations may include corridor restrictions, exclusionary zones, undersea cable fees or right-of-way use fees for submerged lands. Increased regulation of cable assets or assessments may affect the cost and ultimately the demand for services provided over such facilities.

Foreign Regulation

The provision of telecommunications services in foreign countries is also regulated and varies from country to country. Telecommunications carriers are generally required to obtain permits, licenses or authorizations to initiate or terminate communications in a country. Many regulatory systems have only recently faced the issues raised by competition and are still in the process of development. Although the services WilTel currently provides outside the U.S. are not currently material, if WilTel expands its foreign operations it will be subject to substantial regulatory requirements. Foreign telecommunications laws and regulations are changing and WilTel cannot determine at this time the impact, if any, that such future regulatory, judicial or legislative activities may have on its business or operations.

International switched long distance traffic between two countries historically is exchanged under correspondent agreements between carriers, each owning network transmission facilities in their respective countries. Correspondent agreements generally provide for, among other things, the termination of switched traffic in, and the return of switched traffic to, the carriers' respective countries at a negotiated accounting rate. Settlement costs, typically one-half of the accounting rate, are reciprocal fees owed by one international carrier to another for transporting traffic on its facilities and terminating that traffic in the other country. The FCC and regulators in foreign countries may regulate agreements and settlements between U.S. and foreign carriers.

HEALTHCARE SERVICES

Business Description

In September 2003, the Company acquired Symphony for approximately $36,700,000, including expenses. Established in 1994, Symphony provides post-acute healthcare services including contract therapy, long-term care consulting and temporary staffing to skilled nursing facilities, hospitals, sub-acute care centers, assisted living facilities, schools and other healthcare providers. Symphony currently operates in 46 states, providing services at approximately 2,000 locations through its employee workforce of approximately 3,200 part-time and full-time skilled healthcare professionals (excluding temporary personnel). The businesses owned by Symphony operate under the names RehabWorks, VTA Management Services, VTA Staffing Services, Symphony Respiratory Services, NurseWorks and Polaris Group. At December 31, 2004, the Company's consolidated balance sheet includes total Symphony assets of $65,600,000 and total Symphony liabilities of $60,200,000 (which are non-recourse to the Company), resulting in a net investment of $5,400,000.

The principal services offered by Symphony are described below.

Contract Therapy Services. Physical therapy, occupational therapy, speech pathology and respiratory therapy services provided to various health care providers and schools. Services include compliance and clinical training, recruitment, orientation and staffing, management information and reimbursement expertise.

Healthcare Staffing Services. Placement of temporary healthcare professionals in hospitals and skilled nursing facilities generally ranging from one day to 13-week assignments.

Consulting Services. These services assist healthcare providers in managing Medicare reimbursement to ensure that systems and procedures are in place to manage costs and cash flow.

When determining how to meet their rehabilitation therapy and healthcare staffing needs, healthcare providers are faced with an "in-source" or "outsource" decision, to either manage the rehabilitation therapy unit in-house or to contract the service to an outside vendor. As healthcare expenditures in the U.S. have continued to increase, healthcare providers have experienced increased cost reduction pressures as a result of managed care and the implementation of prospective payment systems, where fixed fee schedules are set by the Center for Medicare and Medicaid Services ("CMMS"). Symphony's services give its customers increased flexibility in managing staffing levels and enables them to reduce their overall costs by converting a fixed cost into a variable cost. Contract therapy is available on a full-time, part-time and on-call basis, and can be customized at each location according to the particular needs of a facility or patient. Contract therapy services also include full therapy program management with a full-time program manager who is also a therapist and two to four professionals trained in physical and occupational therapy or speech/language pathology. Symphony generally bills its customers either on the basis of a negotiated patient per diem rate or a negotiated fee schedule based on the type of service rendered. Symphony is also the largest provider of therapy services to the Department of Education of New York City.

Symphony's revenues and growth are affected by trends and developments in healthcare spending, which has been increasing at an accelerated rate over the past five years. Demographic considerations also affect the amount spent on healthcare. Due to the increasing life expectancy of Americans, the number of people aged 65 years or older has been growing and is expected to increase in the future. These trends, combined with the need for healthcare providers to find more cost effective means to deliver their services, may encourage healthcare providers to use the services offered by Symphony and its competitors.

Competition

The contract therapy and healthcare staffing services businesses compete in national, regional and local markets with full-service staffing companies and with specialized staffing agencies. The program management services business competes with companies that may offer one or more of the same services and with hospitals and skilled nursing facilities that do not choose to outsource these services. The managed inpatient units and outpatient programs are in highly competitive markets and compete for patients with other hospitals and skilled nursing facilities.

There is a significant shortage of skilled healthcare professionals who provide Symphony's services, and Symphony's revenues are dependent on its ability to attract, develop and retain qualified therapists and other healthcare personnel who possess the skills, experience and, as required, licensure necessary to meet the specified requirements of customers. Symphony competes for healthcare staffing personnel, with other healthcare companies, as well as actual and potential customers, some of whom seek to fill positions with either regular or temporary employees.

Government Regulation

Healthcare providers are subject to a complex array of federal, state and local regulations which include but are not limited to Medicare and Medicaid regulations, licensure regulations, fraud and abuse regulations, as well as regulations regarding the confidentiality and security of health-related information. If Symphony fails to comply with these laws it can result in civil penalties, criminal penalties and/or exclusion from participation with programs such as Medicare and Medicaid. Failure of Symphony's customers to meet regulatory requirements could have an adverse impact on its business.

Symphony's customers are subject to state licensure and Medicare certification requirements with respect to their facilities and healthcare professionals. Symphony is also subject to these requirements when it is the direct provider of the service. Systems are in place to assure that these requirements are met before Symphony's healthcare professionals treat patients.

In most instances, customers participate in the Medicare and Medicaid programs as do certain of Symphony's outpatient therapy facilities. As such, they are subject to Medicare and Medicaid's regulations regarding quality of care, qualifications of personnel, adequacy of physical plant, as well as billing and payment regulations. These regulations are written, published and administered by the CMMS and are monitored for compliance.

Various federal and state laws prohibit the knowing and willful submission of false claims or fraudulent claims to obtain payment from Medicare, Medicaid or other government programs. The federal anti-kickback statute also prohibits individuals and entities from knowingly and willfully paying, offering, receiving or soliciting money or anything else of value in order to induce the referral of patients or to induce a person to purchase, lease, order, arrange for or recommend services or goods covered by Medicare, Medicaid or other government healthcare programs.

The Balanced Budget Act of 1997 mandated the phase-in of a Medicare Part A prospective payment system for skilled nursing facilities and units based on the category of patient care under resource utilization group classifications established by the CMMS. All of the skilled nursing units to which we provide management services are now fully phased in under the resource utilization group system for skilled nursing facilities. The proposed 2006 federal budget includes a provision to refine the resource utilization group system to more appropriately account for certain high cost cases, but no assurance can be given that such changes will be implemented. Under the Medicare Part B payment system, reimbursement for outpatient therapy services is based on the lesser of the provider's actual charge for such services or the applicable Medicare physician fee schedule amount also established by the CMMS. As part of the Balanced Budget Act of 1997, the outpatient therapy benefit was capped at $1,590 per beneficiary per year, but the implementation of the cap has been delayed a number of times through legislation. Most recently, a two year moratorium expiring on December 31, 2005, was placed on implementation of the cap. Absent specific action by Congress the moratorium will expire and the benefit cap will go into place on January 1, 2006.

The Health Insurance Portability and Accountability Act of 1996 is designed to improve efficiency in healthcare delivery by standardizing electronic data interchange and by protecting the confidentiality and security of an individual's health data by setting and enforcing national standards of practice. Virtually all healthcare providers are affected by the law, which consists of three primary areas, standards for electronic transactions, privacy and security. The privacy rule and the standards for electronic transactions are currently effective and the security rule is scheduled to become effective on April 21, 2005. Symphony is in compliance with the privacy and electronic transmission provisions and believes that it will be in compliance with the security rule.

MANUFACTURING

Through its plastics division, the Company manufactures and markets lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, agriculture, packaging, carpet padding, filtration and consumer products. The products are primarily used to add strength to other materials or act as barriers, such as warning fences and crop protection from birds. The plastics division is a market leader in netting products used in carpet cushion, erosion control, nonwoven reinforcement and crop protection. Certain of the division's products are proprietary, protected by patents and/or trade secrets. It markets its products both domestically and internationally, with approximately 16% of its 2004 revenues generated by customers in Europe, Latin America, Japan and Australia. Products are sold primarily through an employee sales force, located in the United States and Europe. Manufacturing revenues were $64,100,000, $53,300,000 and $50,700,000 for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2004, the Company's consolidated balance sheet includes total manufacturing assets of $50,400,000 and total manufacturing liabilities of $21,100,000, resulting in a net investment of $29,300,000.

New product development focuses on market niches where the division's proprietary technology and expertise can lead to sustainable competitive economic advantages. Historically, this targeted product development generally has been carried out in partnership with a prospective customer or industry where the value of the product has been recognized. The plastics division has also begun focusing on developing products which provide an upgrade to a current product used by an existing customer. Over the last several years, the plastics division has spent approximately 2% to 5% of annual sales on the development and marketing of new products and new applications of existing products.

The plastics division is subject to domestic and international competition, generally on the basis of price, service and quality. Additionally, certain products are dependent on cyclical industries, including the construction industry. The cost of the principal raw material used in its products, polypropylene, has increased by approximately 80% since the beginning of 2004. High oil and natural gas prices along with high capacity utilization in the polypropylene industry are expected to keep raw material costs higher than historical levels for the next two years. The division was able to raise prices to its customers during 2004 to offset the increase in polypropylene costs.

The plastics division currently has excess manufacturing capacity, principally in its Belgium facility which became operational in the third quarter of 2001. Utilization of this capacity has taken longer than anticipated primarily due to the loss of a major customer for whom the facility was expected to produce products. A new general manager was hired at the facility in 2004 to develop and implement marketing and sales initiatives directed at generating revenue growth. Operating results at the facility have improved during 2004 as sales grew 20% compared to 2003 and the business achieved positive cash flow. New customer acquisitions must continue in order for the facility to reach profitability.

The Company holds patents on certain improvements to the basic manufacturing processes it uses and on applications thereof. The Company believes that the expiration of these patents, individually or in the aggregate, is unlikely to have a material effect on the plastics division.

As mentioned above, in February 2005 the Company acquired the assets of NSW for approximately $28,000,000, thereby increasing its mix of products and customer base. NSW has a manufacturing and distribution facility in Roanoke, Virginia, and for its year ended December 31, 2004 generated annual sales of approximately $20,000,000. Although the Company plans to integrate certain of NSW's operating activities into its own, principally in the administration and raw materials purchasing areas, NSW's manufacturing facility will continue as a stand-alone operation. Products manufactured by NSW include produce and packaging nets, header label bags, case liners and heavy weight nets for drainage and erosion control purposes.

BANKING AND LENDING

Business Description

Over the past few years, the Company has been shrinking its banking and lending operations. Historically, this segment made collateralized consumer loans consisting principally of personal automobile instalment loans to individuals who had difficulty obtaining credit. The Company's other consumer lending programs primarily consisted of marine, recreational vehicle, motorcycle and elective surgery loans. These lending activities were conducted through American Investment Bank, N.A. ("AIB"), a national bank subsidiary, and American Investment Financial, a Utah industrial loan corporation which merged into AIB in 2004.

The segment's current operating activities are concentrated on maximizing returns on its investment portfolio, collecting and servicing its remaining loan portfolios and discharging deposit liabilities as they come due. In September 2001, the Company stopped originating subprime automobile loans as a result of increasing loss experience and the increasingly difficult competitive environment. In January 2003, the Company stopped originating all consumer loans. In May 2004, the Company sold its subprime automobile and collateralized consumer loan portfolios, which represented 97% of banking and lending's total outstanding loans (net of unearned finance charges). The Company received aggregate cash proceeds of $149,000,000 and reported a pre-tax gain of $8,700,000, which is reflected in investment and other income. In September 2004, the Company sold certain loan portfolios that had been substantially written-off and reported a pre-tax gain of $7,600,000, which is reflected in investment and other income.

Certain information with respect to the Company's banking and lending segment is as follows for the years ended December 31, 2004, 2003 and 2002 (dollars in thousands):

	2004	2003	2002
Average loans outstanding	**$57,097**	$282,986	$440,810
Interest income earned on loans	**$10,037**	$ 53,944	$ 86,018
Average loan yield	**17.6%**	19.1%	19.5%
Average deposits outstanding	**$73,260**	$251,031	$454,497
Interest expense on non-demand deposits	**$ 2,394**	$ 8,553	$ 18,035
Average rate on non-demand deposits	**3.3%**	3.4%	3.9%
Net yield on interest-bearing assets	**5.3%**	12.1%	11.5%

Investments held by the banking and lending segment are primarily U.S. Government agencies and mortgage-back securities.

It is the Company's policy to charge to income an allowance for losses which, based upon management's analysis of numerous factors, including current economic trends, aging of the loan portfolio, historical loss experience and collateral value, is deemed adequate to cover probable losses on outstanding loans. At December 31, 2004, the allowance for loan losses for the Company's entire loan portfolio was $950,000 or 22% of the net outstanding loans, compared to $24,200,000 or 11.8% of net outstanding loans at December 31, 2003.

Government Regulation

The Company's principal banking and lending operations are subject to supervision by federal authorities, as well as federal regulation pursuant to the Federal Consumer Credit Protection Act, the Truth in Lending Act, the Equal Credit Opportunity Act, the Right to Financial Privacy Act, the Community Reinvestment Act, the Fair Credit Reporting Act and regulations promulgated by the Federal Trade Commission and the Board of Governors of the Federal Reserve System. The Company's banking operations are subject to federal regulation and supervision by, among others, the Office of the Comptroller of the Currency (the "OCC") and the FDIC.

In 2003, AIB entered into a formal agreement with the OCC, pursuant to which the OCC approved AIB's strategic plan for exiting its existing lending businesses. AIB also agreed to initiate a regulatory process by January 31, 2005, which would result in the eventual surrender of its national bank charter. In November 2004, AIB submitted an application to the state of Utah to convert its current national charter to a Utah state commercial bank charter. AIB is not able to surrender its national bank charter while it still has deposits outstanding, unless it is able to convert its charter to a Utah state commercial bank charter. However, in January 2005 the state of Utah notified AIB that it was suspending the application to convert AIB's charter until such time as AIB has the operational structure in place that is necessary to begin loan originations. AIB does not intend to make these changes. In February 2005, the OCC denied AIB's prior request to extend the deadline to begin the regulatory process to surrender the national charter, and required AIB to begin the regulatory process to surrender the national charter within 30 days from the date of the OCC's denial. Since AIB's application to convert the charter was not approved, and since the OCC did not approve AIB's request for an extension, AIB will file a plan with the OCC that will ultimately result in the surrender of its national bank charter. No assurance can be given that the OCC will approve AIB's plan of voluntary liquidation or that it will not take other adverse regulatory action.

The Competitive Equality Banking Act of 1987 ("CEBA") places certain restrictions on the operations of AIB and restricts further acquisitions of banks and savings institutions by the Company.

DOMESTIC REAL ESTATE

At December 31, 2004, the Company's domestic real estate assets had a book value of $131,200,000. The real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale. The Company's largest domestic real estate investment consists of a 90% interest in 8 acres of unimproved land in Washington, D.C., which was acquired in September 2003 and has a book value of $57,600,000 at December 31, 2004. The land is zoned for a minimum of 2,000,000 square feet of commercial office space that the Company intends to develop in phases once acceptable tenants or purchasers are identified. The Company owns a 716-room hotel located on Waikiki Beach in Hawaii that has a book value of $39,400,000 at December 31, 2004. The hotel was fully renovated during 2001 and 2002, and for 2004 had an occupancy rate of approximately 66% and a net average daily room rate of $109.05. The Company secured non-recourse financing for these two projects, which aggregated $42,400,000 as of December 31, 2004.

The Company owns 30% of the outstanding common stock of HomeFed. In addition, as a result of a 1998 distribution to all of the Company's shareholders, approximately 9.4% and 9.5% of HomeFed is owned by the Company's Chairman and President, respectively. HomeFed is currently engaged, directly and through subsidiaries, in the investment in and development of residential real estate projects in the State of California. Its current development projects consist of two master-planned communities located in San Diego County, California: San Elijo Hills, which it purchased from the Company in 2002, and a portion of the larger Otay Ranch planning area. The Company accounts for its investment in HomeFed under the equity method of accounting. At December 31, 2004 its investment had a carrying value of $39,500,000 which is included in investments in associated companies. HomeFed is a public company traded on the NASD OTC Bulletin Board (Symbol: HOFD).

Certain of the Company's other real estate investments and their respective carrying values as of December 31, 2004 include: approximately 88 acres of land located in Myrtle Beach, South Carolina, which is fully entitled for a large scale mixed-use development of various residential and commercial space ($12,900,000); and an operating shopping center on Long Island, New York that has 60,000 square feet of retail space ($7,100,000).

The real estate development industry is subject to substantial environmental, building, construction, zoning and real estate regulations that are imposed by various federal, state and local authorities. In order to develop its properties, the Company must obtain the approval of numerous governmental agencies regarding such matters as permitted land uses, density, the installation of utility services (such as water, sewer, gas, electric, telephone and cable television) and the dedication of acreage for various community purposes. Furthermore, changes in prevailing local circumstances or applicable laws may require additional approvals or modifications of approvals previously obtained. Delays in obtaining required approvals and authorizations could adversely affect the profitability of the Company's projects.

OTHER OPERATIONS

Wineries

The Company owns two wineries, Pine Ridge Winery in Napa Valley, California and Archery Summit in the Willamette Valley of Oregon. Pine Ridge, which was acquired in 1991, has been conducting operations since 1978, while the Company started Archery Summit in 1993. Since acquisition, the Company's investment in winery operations has grown, principally to fund the acquisition of land for vineyard development and to increase production capacity and storage facilities at both of the wineries. It can take up to five years for a new vineyard property to reach full production and, depending upon the varietal produced, up to three years after grape harvest before the wine can be sold. The Company controls 224 acres of vineyards in the Napa Valley, California and 115 acres of vineyards in the Willamette Valley of Oregon, substantially all of which are owned and producing grapes. The Company believes that its vineyards are located in some of the most highly regarded appellations of the Napa Valley. At December 31, 2004, the Company's combined net investment in these wineries was $58,000,000. During 2004, the wineries sold approximately 63,600 9-liter equivalent cases of wine generating wine revenues of $13,200,000.

These wineries primarily produce and sell wines in the luxury segment of the premium table wine market; however, approximately 7% of the wineries' wine revenues and 19% of case sales were derived from a wine that is not in the luxury segment and is made from purchased grapes. The Company's wines are primarily sold to distributors, who then sell to retailers and restaurants. The distributors used by the Company also offer premium table wines of other companies that directly compete with the Company's products. As permitted under federal and local regulations, the wineries have also been placing increasing emphasis on sales direct to consumers, which they are able to do through the internet, wine clubs and at the wineries' tasting rooms. During 2004, direct sales to consumers represented 21% of case sales and 41% of wine revenues. Sales of the Company's wines in California and Oregon (excluding direct sales to consumers) amounted to approximately 11% of 2004 wine revenues.

The luxury segment of the wine industry is intensely competitive. The Company's wines compete with small and large producers in the U.S., as well as with imported wines. Demand for wine in the luxury market segment can rise and fall with general economic conditions, and is also significantly affected by available supply. At present, there is a worldwide oversupply of luxury wine which may last for a few years. The demand for the Company's wines is also affected by the ratings given the Company's wines in industry publications. During the past year, ratings for some of the Company's wines have increased or stayed substantially the same while ratings for other varietals have declined. Although future ratings are impossible to predict, the Company would not normally expect that all of its wines would be similarly rated at the same time.

In the past year wine sales have declined and inventory levels of the Company's wines held by the Company and its distributors have grown, which resulted in the need to hold, or for certain varietals reduce prices. In particular, Pine Ridge has been producing too much Merlot for its historical sales volume, and it expects to reduce future production through re-budding and re-planting activities. The Company's wineries have also been focused on improving wine quality. Wine quality improvements are principally being made by reducing the amount of grape clusters grown on each grapevine (resulting in yield reduction) to further concentrate flavor, and investing in new winemaking equipment. Luxury wines available for sale in any given year are also dependent upon harvest yields of earlier periods, which can fluctuate from harvest to harvest depending on weather patterns, insects and other non-controllable circumstances.

Certain of the wineries' production, sales and distribution activities are subject to regulation by agencies of both federal and state governments. There is currently a case pending before the U.S. Supreme Court concerning interstate wine shipments that could change the ability of wineries to sell wine directly to consumers in various states. The Company is unable to predict the eventual outcome of this litigation.

MK Resources

The Company has a 72.1% interest in MK Resources, whose principal subsidiary, Cobre Las Cruces, S.A., a Spanish company, holds the exploration and mineral rights to the Las Cruces copper deposit in the Pyrite Belt of Spain. During 2003, a feasibility study for the project was prepared by DMT-Montan Consulting GmbH and Outokumpu Technology Group, which incorporates the requirements of various local regulatory authorities. The feasibility study was reviewed by Pincock, Allen & Holt, an independent engineering company, and includes a proven and probable ore reserve calculation prepared by DMT. Pincock, Allen & Holt made minor adjustments to the ore reserve calculations in connection with its review. Including these adjustments, proven and probable reserves are approximately 16 million metric tons of copper ore at an average grade of 6.62% copper. As of December 31, 2004, the carrying value of the Company's investment in mining properties, plant and mine development was $85,400,000 substantially all of which related to Cobre Las Cruces.

Based on the study, the capital costs to build the project are estimated at 281 million euros ($372,000,000 at exchange rates in effect on March 4, 2005), including working capital, land purchases, and contingencies, but excluding reclamation bonding requirements, inflation, interest during construction, cost overruns and other financing costs. Cash operating costs per pound of copper produced are expected to average 0.33 euros per pound ($.44 per pound) of copper produced. The project's capital and operating costs will be paid for in euros, while copper revenues during the life of the mine will be based on the U.S. dollar. The appreciation of the euro against the U.S. dollar during the past few years has significantly increased the U.S. dollar cost to build the project; however, the price of copper in U.S. dollars has also increased significantly, which would offset the increase in capital costs. However, there can be no assurance that the relationship between the U.S. dollar price of copper and the euro will stay the same in the future.

Development of the Las Cruces project is subject to obtaining required permits, obtaining both debt and equity financing for the project, engineering and construction. Environmental approval of the project has been obtained from the Spanish and Andalusian government agencies. The mining concession was received during 2003, and the four principal water permits that are required were received during 2003 and 2004. The approvals, permits and concessions that have been received to date are significant to the successful development of the project; however, additional licenses and permits will have to be obtained. Cobre Las Cruces has filed applications with the appropriate regulatory authorities seeking approval for certain of these matters, while others cannot be filed until additional engineering work or other steps are completed. Cobre Las Cruces has also been granted government subsidies of 47.5 million euros ($62,900,000); however, the grants require it to make certain capital expenditures by March 27, 2005, a deadline that it will not be able to meet principally because of delays in obtaining permits. Cobre Las Cruces has filed a request to further extend the deadline, but has been informed that the government will not act on the extension request prior to the current expiration. Although MK Resources believes that the extension will be granted, no assurance can be given that an extension will actually be received. A loss of the subsidies would adversely impact the economic viability of the project.

To date, the Company has been the sole source of funding for the Las Cruces project. The amount of equity capital and third party financing that can be obtained for the project and its related cost will be significantly affected by the assessment of potential investors and lenders of the current and expected future market price of copper, as well as current market conditions for this type of investment. MK Resources has not yet determined whether the debt financing for the project will be denominated in euros or dollars or some combination of both. During 2004, MK Resources was unsuccessful in raising equity capital for the project, due to unfavorable market conditions at the time. Assuming required permits and financing are obtained in a timely manner, MK Resources anticipates that final design will begin in 2005, followed by construction and mine development thereafter, with copper production to begin during 2007. Although MK Resources believes the necessary permitting and financing will be obtained, no assurances can be given that MK Resources will be successful, or if successful, when permitting and financing will be obtained. Further, there may be other political and economic circumstances that could prevent or delay development of Las Cruces.

OTHER INVESTMENTS

In 2004, the Company invested $75,000,000 in INTL Consilium Emerging Market Absolute Return Fund, LLC ("INTL"), a limited liability company that is invested in a master fund which primarily invests in emerging markets debt and equity securities. INTL and the master fund are managed and controlled by an investment manager who has full discretion over investment and operating decisions. Under GAAP, INTL is considered a variable interest entity and the Company is the primary beneficiary; as a result, the Company accounts for its investment in INTL as a consolidated subsidiary. INTL plans to sell additional membership interests in the future, which if accomplished could result in the Company no longer accounting for INTL as a consolidated subsidiary. The Company can generally withdraw its capital account interest upon 90 days notice, subject to the manager's ability to liquidate security positions in an orderly manner. At December 31, 2004, INTL had total assets of $79,600,000, which are reflected as investments in the Company's consolidated balance sheet, and its liabilities were not material. For the year ended December 31, 2004, the Company recorded $2,200,000 of pre-tax income relating to INTL. The Company has included INTL in its Corporate segment.

In December 2003, the Company purchased all of the debt obligations under the senior secured credit facility of ATX Communications, Inc. and certain of its affiliates (collectively "ATX") for $25,000,000, and also entered into an amendment to the facility pursuant to which the Company agreed to refrain from exercising certain of its rights under the facility, subject to certain conditions. ATX is an integrated communications provider that offers local exchange carrier and inter-exchange carrier telephone, Internet, high-speed data and other communications services to business and residential customers in targeted markets throughout the Mid-Atlantic and Midwest regions of the U.S. For the year ended December 31, 2004, ATX reported total revenues of approximately $251,000,000.

As contemplated at the time of the Company's purchase, in January 2004, ATX commenced a voluntary Chapter 11 case in order to reorganize its financial affairs. During 2004, the Company provided debtor-in-possession financing to ATX of $5,000,000. This financing is secured by liens on substantially all of ATX's assets, and is expected to be repaid upon ATX's emergence from bankruptcy. In January 2005, ATX filed its First Amended Joint Plan of Reorganization (the "Plan") and related disclosure statement. The Plan was filed after agreements were reached with major stakeholders and/or the representatives of major stakeholders in the bankruptcy case. The Plan contemplates that the Company will convert its current investment in the ATX credit facility into 95% of the new common stock of the reorganized ATX and a new $25,000,000 senior secured note which bears interest at 10%. In addition, the Company will provide up to $25,000,000 of exit financing to ATX to fund bankruptcy related payments and working capital requirements, which includes the repayment of the Company's $5,000,000 debtor-in-possession financing. The Plan is subject to the approval of the bankruptcy court and creditors. Assuming that ATX is reorganized as contemplated in the Plan, the Company will consolidate ATX as of the date the Plan becomes effective.

The Company has an investment in Berkadia, an entity jointly owned by the Company and Berkshire Hathaway Inc. ("Berkshire"). In 2001, Berkadia lent $5,600,000,000 on a senior secured basis to FINOVA Capital Corporation (the "Berkadia Loan"), the principal operating subsidiary of FINOVA, to facilitate a chapter 11 restructuring of the outstanding debt of FINOVA and its principal subsidiaries. Berkadia also received newly issued shares of common stock of FINOVA representing 50% of the stock of FINOVA outstanding on a fully diluted basis. In 2001, the Company entered into a ten-year management agreement with FINOVA, for which it receives an $8,000,000 annual fee that it shares equally with Berkshire. FINOVA is a financial services holding company that, prior to its filing for bankruptcy, provided a broad range of financing and capital markets products, primarily to mid-size businesses. Since its chapter 11 restructuring, FINOVA's business activities have been limited to the orderly collection and liquidation of its assets and FINOVA has not engaged in any new lending activities.

Berkadia financed the Berkadia Loan with bank financing that was guaranteed, 90% by Berkshire and 10% by the Company (with the Company's guarantee being secondarily guaranteed by Berkshire). All income related to the Berkadia Loan, after payment of financing costs, was shared 90% to Berkshire and 10% to the Company. In February 2004, FINOVA fully repaid the Berkadia Loan, and Berkadia fully repaid its bank financing, thereby eliminating the Company's guaranty. Pursuant to the management agreement, the Company continues to manage FINOVA, for which it receives the fee described above. Although the term of the Company's management agreement with FINOVA extends until August 2011, the Company cannot provide assurances that the agreement (and the fee the Company receives) will remain in effect after November 2009, at which time FINOVA's bond debt matures.

At December 31, 2004, the book value of the Company's 19% equity interest in Olympus was $124,400,000. Olympus was formed in 2001 to take advantage of the lack of capacity and favorable pricing in the reinsurance market. It has entered into a quota share reinsurance agreement with Folksamerica Reinsurance Company, an affiliate of White Mountains Insurance Group, Ltd. ("WMIG"), and has also entered into reinsurance transactions with other parties. When the market opportunity to underwrite reinsurance business on favorable terms recedes, the by-laws of Olympus include mechanisms to return its capital to its investors, subject to Bermuda insurance regulations and other laws restricting the return of capital. For the years ended December 31, 2004, 2003 and 2002, the Company recorded $9,700,000, $40,400,000 and $24,100,000, respectively, of pre-tax income from this investment under the equity method of accounting. During 2004, Olympus' results, and accordingly, the Company's equity in Olympus' earnings, were adversely affected by property damage claims caused by severe hurricanes.

At December 31, 2004, the book value of the Company's equity investment in JPOF II, a registered broker-dealer, was $116,200,000. JPOF II is managed by Jefferies & Company, Inc., a full service investment bank to middle market companies. JPOF II invests in high yield securities, special situation investments and distressed securities and provides trading services to its customers and clients. For the years ended December 31, 2004, 2003 and 2002, the Company recorded $16,200,000, $14,800,000 and $15,200,000, respectively, of pre-tax income from this investment under the equity method of accounting, all of which was distributed to the Company shortly after the end of each year.

In December 2001, the Company invested $50,000,000 in EagleRock, a limited partnership that invests and trades in securities and other investment vehicles. At December 31, 2004, the book value of the Company's equity investment in EagleRock was $121,100,000. Pre-tax results of $29,400,000, $49,900,000 and $(4,500,000) for the years ended December 31, 2004, 2003 and 2002, respectively, were recorded from this investment under the equity method of accounting. During 2004, EagleRock distributed $3,700,000 to the Company.

The Company owns 375,000 common shares that represent approximately 3.5% of WMIG. WMIG is a publicly traded, Bermuda domiciled financial services holding company, principally engaged through its subsidiaries and affiliates in property and casualty insurance and reinsurance. At December 31, 2004, the Company's investment had a market value of $242,300,000.

The Company owns approximately 36% of the common stock of Light & Power Holdings Ltd., the parent company of The Barbados Light and Power Company Limited, the primary generator and distributor of electricity in Barbados. At December 31, 2004, the Company's investment of $12,100,000 was accounted for on the cost method of accounting, due to currency exchange restrictions and stock transfer restrictions.

The Company beneficially owns equity interests representing more than 5% of the outstanding capital stock of each of the following domestic public companies at March 4, 2005 (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934): FINOVA (25%), HomeFed (30%), International Assets Holding Corporation (16.5%), Jordan Industries, Inc. ("JII") (10.1%), and ParkerVision, Inc. (6.2%). The Company also owns 20.3% of JII's Senior Subordinated Discount Debentures due 2009 ($19,300,000 aggregate principal amount, for which the Company paid $9,100,000) and 22.8% of JII Holdings Senior Secured Notes due 2007 ($39,500,000 aggregate principal amount, for which the Company paid $36,500,000).

From 1982 through the fourth quarter of 2002, a subsidiary of the Company has had a partnership interest in The Jordan Company LLC and Jordan/Zalaznick Capital Company, entities that specialized in structuring leveraged buyouts in which the owners are given the opportunity to become equity participants. These equity investments include JII, JZ Equity Partners PLC (a British company traded on the London Stock Exchange in which the Company holds a 6.5% equity interest), and a total of 24 other companies. At December 31, 2004, these investments are carried in the Company's consolidated financial statements at $108,900,000, of which $81,800,000 relates to public companies carried at market value. The Jordan-related partnerships were terminated at the end of 2002.

For further information about the Company's business, including the Company's investments, reference is made to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Report and Notes to Consolidated Financial Statements.

Item 2. Properties.

The WilTel network and its component assets are the principal properties that WilTel operates and are described in Item 1 herein. WilTel purchased or leased various rights of way to install its network; the majority of its rights of way agreements extend through at least 2018. WilTel owns or leases office space and points of presence sites (point of presence are locations where WilTel has transmission, routing and switching equipment) in approximately 120 U.S. cities and towns. These facilities primarily range in size from 2,000 square feet to 750,000 square feet and total approximately 3,700,000 square feet, including WilTel's 750,000 square foot headquarters building located in Tulsa, Oklahoma, which it owns.

Through its various subsidiaries, the Company owns and utilizes office space in Salt Lake City, Utah for corporate and banking and lending activities (totaling approximately 80,200 square feet). Subsidiaries of the Company own facilities primarily used for manufacturing located in Georgia and Genk, Belgium (totaling approximately 410,300 square feet) and facilities and land in California and Oregon used for winery operations (totaling approximately 123,300 square feet and 396 acres, respectively).

The Company and its subsidiaries lease numerous manufacturing, warehousing, office and headquarters facilities. Symphony also leases facilities in a number of locations that are used for administrative functions and outpatient therapy services. The facilities vary in size and have leases expiring at various times, subject, in certain instances, to renewal options. See Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings.

The Company and its subsidiaries are parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not material to the Company's consolidated financial position. The Company does not believe that any of the foregoing actions will have a material adverse effect on its consolidated financial position, consolidated results of operations or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders.

Not applicable.

Item 10. Executive Officers of the Registrant.

All executive officers of the Company are elected at the organizational meeting of the Board of Directors of the Company held annually and serve at the pleasure of the Board of Directors. As of March 4, 2005, the executive officers of the Company, their ages, the positions held by them and the periods during which they have served in such positions were as follows:

Name	Age	Position with Leucadia	Office Held Since
Ian M. Cumming	64	Chairman of the Board	June 1978
Joseph S. Steinberg	61	President	January 1979
Thomas E. Mara	59	Executive Vice President and Treasurer	May 1980; January 1993
Joseph A. Orlando	49	Vice President and Chief Financial Officer	January 1994; April 1996
Barbara L. Lowenthal	50	Vice President and Comptroller	April 1996
H.E. Scruggs	47	Vice President	August 2002

Mr. Cumming has served as a director and Chairman of the Board of the Company since June 1978 and as Chairman of the Board of FINOVA since August 2001. Mr. Cumming has also been a director of Skywest, Inc., a Utah-based regional air carrier, since June 1986 and a director of HomeFed since May 1999.

Mr. Steinberg has served as a director of the Company since December 1978 and as President of the Company since January 1979. In addition, he has served as a director of JII since June 1988, HomeFed since August 1998 (Chairman since December 1999), FINOVA since August 2001 and WMIG since June 2001.

Mr. Mara joined the Company in April 1977 and was elected Vice President of the Company in May 1977. He has served as Executive Vice President of the Company since May 1980 and as Treasurer of the Company since January 1993. In addition, he has served as a director of MK Resources since

February 2000 and President of MK Resources since March 2004 and as a director of FINOVA since September 2002 and Chief Executive Officer of FINOVA since September 2002.

Mr. Orlando, a certified public accountant, has served as Chief Financial Officer of the Company since April 1996 and as Vice President of the Company since January 1994.

Ms. Lowenthal, a certified public accountant, has served as Vice President and Comptroller of the Company since April 1996.

Mr. Scruggs joined the Company in 1995, served as Vice President from March 2000 through December 2001, and from August 2002 until the present.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The common shares of the Company are traded on the NYSE and Pacific Exchange, Inc. under the symbol LUK. The following table sets forth, for the calendar periods indicated, the high and low sales price per common share on the consolidated transaction reporting system, as reported by the Bloomberg Professional Service provided by Bloomberg L.P.

	Common Share	
	High	Low
2003		
First Quarter	$25.73	$21.73
Second Quarter	26.29	23.86
Third Quarter	26.27	24.22
Fourth Quarter	30.79	25.19
2004		
First Quarter	$35.97	$30.69
Second Quarter	37.74	30.03
Third Quarter	37.78	32.23
Fourth Quarter	47.00	37.50
2005		
First Quarter (through March 4, 2005)	$46.65	$32.40

As of March 4, 2005, there were approximately 2,800 record holders of the common shares.

The Company paid cash dividends of $0.25 per common share in 2004 and $.167 per common share in 2003. The payment of dividends in the future is subject to the discretion of the Board of Directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that the Board of Directors may deem to be relevant.

In connection with the declaration of dividends or the making of distributions on, or the purchase, redemption or other acquisition of common shares, the Company is required to comply with certain restrictions contained in certain of its debt instruments. The Company's regulated subsidiaries are restricted in the amount of distributions that can be made to the Company without regulatory approval. For further information, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Report.

Certain subsidiaries of the Company have significant net operating loss carryforwards ("NOLs") and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could impose limitations on the use of the Company's tax attributes, the Company's certificate of incorporation contains provisions which generally restrict the ability of a person or entity from accumulating five percent or more of the common shares and the ability of persons or entities now owning five percent or more of the common shares from acquiring additional common shares. The restrictions will remain in effect until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) or (c) the beginning of a taxable year of the Company to which certain tax benefits may no longer be carried forward.

Item 6. Selected Financial Data.

The following selected financial data have been summarized from the Company's consolidated financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such consolidated financial statements and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Report. Amounts have been adjusted to give retroactive effect to the Stock Split.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share amounts)				
SELECTED INCOME STATEMENT DATA: (a)					
Revenues and other income (b)	**$2,262,111**	$548,971	$235,157	$369,553	$489,566
Expenses	**2,206,826**	580,724	274,301	297,478	288,413
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies	**55,285**	(31,753)	(39,144)	72,075	201,153
Income from continuing operations before minority expense of trust preferred securities and equity in income (losses) of associated companies (c)	**75,477**	11,689	104,931	83,799	133,019
Minority expense of trust preferred securities, net of taxes	–	(2,761)	(5,521)	(5,521)	(5,521)
Equity in income (losses) of associated companies, net of taxes	**76,479**	76,947	54,712	(15,974)	19,040
Income from continuing operations	**151,956**	85,875	154,122	62,304	146,538
Income (loss) from discontinued operations, including gain (loss) on disposal, net of taxes	**(6,456)**	11,179	7,501	(70,223)	(30,530)
Cumulative effect of a change in accounting principle	–	–	–	411	–
Net income (loss)	**145,500**	97,054	161,623	(7,508)	116,008
Per share:					
Basic earnings (loss) per common share:					
Income from continuing operations	**$1.42**	$ .94	$1.85	$ .75	$1.76
Income (loss) from discontinued operations, including gain (loss) on disposal	**(.06)**	.12	.09	(.85)	(.37)
Cumulative effect of a change in accounting principle	–	–	–	.01	–
Net income (loss)	**$1.36**	$1.06	$1.94	$(.09)	$1.39
Diluted earnings (loss) per common share:					
Income from continuing operations	**$1.40**	$ .93	$1.83	$ .75	$1.76
Income (loss) from discontinued operations, including gain (loss) on disposal	**(.06)**	.12	.09	(.85)	(.37)
Cumulative effect of a change in accounting principle	–	–	–	.01	–
Net income (loss)	**$1.34**	$1.05	$1.92	$(.09)	$1.39

	At December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share amounts)				
SELECTED BALANCE SHEET DATA: (a)					
Cash and investments	**$2,320,052**	$1,602,495	$1,043,471	$1,080,271	$ 998,892
Total assets	**4,800,403**	4,397,164	2,541,778	2,469,087	2,417,783
Debt, including current maturities	**1,551,741**	1,178,834	233,073	252,279	190,486
Customer banking deposits	**24,591**	145,532	392,904	476,495	526,172
Shareholders' equity	**2,258,653**	2,134,161	1,534,525	1,195,453	1,204,241
Book value per common share	**$20.99**	$20.09	$17.16	$14.41	$14.52
Cash dividends per common share	**$ .25**	$ .17	$ .17	$ .17	$ .17

(a) WilTel is reflected as a consolidated subsidiary as of November 6, 2003, the date the Company acquired the balance of the WilTel shares it did not previously own in exchange for the issuance of 16,734,690 common shares of the Company. In 2002, the Company acquired 47.4% of WilTel for $353,900,000 in cash, including expenses, which was accounted for by the Company under the equity method of accounting. The Company's share of WilTel's losses prior to November 6, 2003 is included in the caption equity in income (losses) of associated companies ($52,087,000 for 2003 and

$13,374,000 for 2002). Symphony is reflected as a consolidated subsidiary since its acquisition in September 2003. For additional information, see Note 3 of Notes to Consolidated Financial Statements.

(b) Includes net securities gains (losses) of $142,936,000, $9,953,000, $(37,066,000), $28,450,000 and $124,964,000 for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, respectively.

(c) As a result of the favorable resolution of various state and federal income tax contingencies, the income tax provision reflects a benefit of approximately $27,300,000 for 2004, $24,400,000 for 2003, $120,000,000 for 2002 and $36,200,000 for 2001.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The purpose of this section is to discuss and analyze the Company's consolidated financial condition, liquidity and capital resources and results of operations. This analysis should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this Report.

Liquidity and Capital Resources

Parent Company Liquidity

Leucadia National Corporation (the "Parent") is a holding company whose assets principally consist of the stock of its direct subsidiaries, cash and cash equivalents and other non-controlling investments in debt and equity securities. The Parent continuously evaluates the retention and disposition of its existing operations and investments and investigates possible acquisitions of new businesses in order to maximize shareholder value. Accordingly, while the Parent does not have any material arrangement, commitment or understanding with respect thereto (except as disclosed in this Report), further acquisitions, divestitures, investments and changes in capital structure are possible. Its principal sources of funds are its available cash resources, liquid investments, bank borrowings, public and private capital market transactions, repayment of subsidiary advances, funds distributed from its subsidiaries as tax sharing payments, management and other fees, and borrowings and dividends from its regulated and non-regulated subsidiaries.

As of December 31, 2004, the Parent's readily available cash, cash equivalents and marketable securities, excluding amounts held by its regulated subsidiary and non-regulated subsidiaries that are parties to agreements which restrict the payment of dividends, totaled $1,756,600,000. This amount is comprised of cash and short-term bonds and notes of the United States Government and its agencies of $1,087,800,000 (61.9%), the equity investment in WMIG of $242,300,000 (13.8%) (which can be sold privately or otherwise in compliance with the securities laws and have the benefit of a registration rights agreement), and other publicly traded debt and equity securities aggregating $426,500,000 (24.3%). The investment income realized from these investments is used to meet the Parent company's short-term recurring cash requirements, which are principally the payment of interest on its debt and corporate overhead expenses.

The Parent's only long-term cash requirement is to make principal payments on its long-term debt ($964,000,000 outstanding as of December 31, 2004), of which $40,800,000 is due before 2013, $475,000,000 is due in 2013, $350,000,000 is due in 2014 and $98,200,000 is due in 2027. Historically, the Parent has used its available liquidity to make acquisitions of new businesses and other investments, but the timing of any future investments and the cost can not be predicted. Should the Company require additional liquidity for an investment or any other purpose, the Parent also has an unsecured bank credit facility of $110,000,000 that matures in 2007 and bears interest based on the Eurocurrency Rate or the prime rate. No amounts are currently outstanding under the bank credit facility. In addition, based on discussions with commercial and investment bankers, the Company believes that it has the ability to raise additional funds under acceptable conditions for use in its existing businesses or for appropriate investment opportunities. During 2004, Moody's Investors Services and Standard & Poor's each downgraded the Parent's debt obligations, and in early 2005, the Parent was also downgraded by Fitch Ratings. The Parent's senior debt obligations are rated two levels below investment grade by Moody's Investors Services and Standard & Poor's, and one level below investment grade by Fitch Ratings. Ratings issued by bond rating agencies are subject to change at any time.

In April 2004, the Parent sold $100,000,000 principal amount of its 7% Senior Notes due 2013 in a private placement transaction at 102.191% of the principal amount. The net cash proceeds from the sale of the notes are being used for general corporate purposes. The Parent completed a registered exchange offer pursuant to which each holder of the privately placed senior notes exchanged those notes for publicly registered notes.

Also in April 2004, the Parent sold $350,000,000 principal amount of its 3¾% Convertible Senior Subordinated Notes due 2014 in a private placement transaction. The notes are convertible into the Parent's common shares at $45.93 per share at any time before their maturity, subject to certain restrictions contained in the notes, at a conversion rate of 21.7707 shares per each $1,000 principal amount of notes, subject to adjustment (an aggregate of 7,619,745 shares). The net cash proceeds from the sale of the notes are being used for general corporate purposes. The Parent has a currently effective shelf registration statement in respect of the notes and the common shares issuable upon conversion of the notes.

In January 2004, the Company exercised an option to sell two of its older corporate aircraft for total proceeds of $38,800,000. The option was received in connection with the purchase of two new corporate aircraft during 2003. The Company completed the sales in July 2004, and reported a pre-tax gain of $11,300,000.

In 2004, the Company invested $75,000,000 in INTL, a limited liability company that is invested in a master fund which primarily invests in emerging markets debt and equity securities. INTL and the master fund are managed and controlled by an investment manager who has full discretion over investment and operating decisions. Under GAAP, INTL is considered a variable interest entity and the Company is the primary beneficiary; as a result, the Company accounts for its investment in INTL as a consolidated subsidiary. INTL plans to sell additional membership interests in the future, which if accomplished could result in the Company no longer accounting for INTL as a consolidated subsidiary. The creditors of INTL have recourse only to the assets of INTL and do not have recourse to any other assets of the Company. The Company can generally withdraw its capital account interest upon 90 days notice, subject to the manager's ability to liquidate security positions in an orderly manner. At December 31, 2004, all of INTL's assets were classified as investments and its liabilities were not material.

WilTel became a member of the Company's consolidated federal income tax return as of November 6, 2003. WilTel joined the Company's tax return with significant NOLs, substantially all of which are only available to reduce the federal taxable income of WilTel and its subsidiaries, and has substantial other tax attributes and generates substantial deductions (primarily depreciation deductions), some of which are also available to offset the federal taxable income of the Company and its other subsidiaries. Although the amount of these deductions that can be used to offset the federal taxable income of other members of the Company's consolidated tax group is dependent upon a number of factors, including the future taxable income of WilTel and its subsidiaries, the Company does not expect it will have material federal income tax liabilities for the foreseeable future. For more information about WilTel's NOLs and tax attributes, see Note 15 of Notes to Consolidated Financial Statements included in this Report.

The amount and availability of the Company's NOLs and other tax attributes are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could impose limitations on the use of the NOLs, the Company's certificate of incorporation contains provisions which generally restrict the ability of a person or entity from accumulating five percent or more of the common shares and the ability of persons or entities now owning five percent or more of the common shares from acquiring additional common shares. The restrictions will remain in effect until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) or (c) the beginning of a taxable year of the Company to which certain tax benefits may no longer be carried forward.

As of March 4, 2005, the Company is authorized to repurchase 3,733,148 common shares. Such purchases may be made from time to time in the open market, through block trades or otherwise. Depending on market conditions and other factors, such purchases may be commenced or suspended at any time without prior notice. Except in connection with employees using common shares to pay the exercise price of employee stock options, the Company has not repurchased any common shares during the three year period ended December 31, 2004.

At December 31, 2004, no amounts were available to the Parent as dividends from its regulated subsidiary without regulatory approval. Cash and investments aggregating $241,000,000 are held by non-regulated subsidiaries that are parties to agreements which restrict the payment of dividends. For more information concerning the long-term debt of the Company and its subsidiaries, see Note 11 of Notes to Consolidated Financial Statements.

Consolidated Liquidity

In 2004, net cash was provided by operating activities, principally as a result of distributions from associated companies, the pre-funding by SBC of certain of WilTel's capital expenditures, the refund of excess federal income tax payments and an increase in accounts payable due to the timing of payments. In 2003, net cash was used for operating activities, principally due to corporate overhead expenses, reduced investment income, an increase in the investment in the trading portfolio and a $10,000,000 contribution to the Company's defined benefit pension plan. In 2002, net cash was provided by operating activities, principally as a result of a reduction to the Company's investment in the trading portfolio.

At December 31, 2004, WilTel had aggregate cash and investments of $239,700,000 available for use in its operating, investing and financing activities. Substantially all of WilTel's assets have been pledged to secure its outstanding long-term debt, principally to secure its obligations under its credit agreement ($359,400,000 outstanding as of December 31, 2004) and its mortgage debt ($60,300,000 outstanding at December 31, 2004).

In conjunction with a pricing agreement for certain voice services, in January 2004, SBC paid WilTel $25,000,000 for pre-funding of certain capital expenditures. The amount is reflected as a liability on the December 31, 2004 consolidated balance sheet. During 2004, WilTel expended all of these funds for the equipment specified in the pricing agreement. The agreement required that WilTel return the funds to SBC if, prior to January 31, 2005, WilTel and SBC entered into an agreement for voice transport pricing through December 31, 2006. Since such an agreement was not entered into, during the first quarter of 2005 WilTel will recognize the full amount as other income.

In September 2004, WilTel refinanced its existing $375,000,000 credit agreement debt by entering into an amended credit agreement consisting of a $240,000,000 first lien term loan facility, a $120,000,000 second lien term loan facility and a $25,000,000 revolving credit facility (which it can no longer draw upon, as discussed below). WilTel also used $90,000,000 of its cash and investments to repay in full one of the two mortgage notes that was secured by its headquarters building ($54,600,000 including accrued interest), reduce the amount outstanding under its credit agreement ($15,000,000), reduce the amount outstanding under the other note that is secured by its headquarters building ($13,300,000) and pay expenses. The amended credit agreement has not been guaranteed by the Company and is not secured by any of the Company's assets other than the assets of WilTel.

The first lien term loan facility requires quarterly principal payments of approximately $632,000 commencing December 31, 2004 through June 30, 2009, and quarterly principal payments of $57,000,000 thereafter until final maturity on June 30, 2010. The second lien term loan facility matures on December 31, 2010. However, if WilTel does not refinance its obligations under its outstanding mortgage debt prior to October 1, 2009, then the first lien term loan facility will mature on October 1, 2009, and if such mortgage debt is not refinanced by January 1, 2010, then the second lien term loan facility will mature on January 1, 2010. Loans under the credit agreement bear interest at a variable rate based upon either the prime rate or LIBOR, at WilTel's option, plus a specified margin for each loan. WilTel's obligations under its amended credit agreement are secured by substantially all of its assets other than those assets securing its headquarters building, for which the amended credit agreement lenders have a second priority lien, and its aircraft capital leases.

Pursuant to the terms of WilTel's amended credit agreement, SBC's announcement to migrate its IP-based and long distance services to the AT&T network is considered an event which could reasonably be expected to have a "material adverse effect" as defined in the facility, and as a result WilTel can no longer access its $25,000,000 revolving credit facility. WilTel does not anticipate needing the $25,000,000 revolving credit facility to meet its present requirements. The announcement does not have any impact on the $360,000,000 of term loans under WilTel's credit agreement. However, the credit agreement provides for an event of default if there is any amendment, supplement, modification or termination of any WilTel contract or agreement that has had or could reasonably be expected to result in a material adverse effect on WilTel (as defined in the credit agreement). As mentioned above, WilTel is currently engaged in negotiations with SBC with respect to a transition pricing agreement and other matters which, if successfully concluded, may or may not be deemed an event of default under the WilTel credit agreement. WilTel intends to enter into discussions with its lenders before entering into any new definitive agreement with SBC.

WilTel's mortgage debt (which is non-recourse to the Company), has an interest rate of 7% and requires annual principal payments escalating from approximately $700,000 in 2005 to approximately $1,000,000 in 2009; a final payment of approximately $56,000,000 is due at maturity in April 2010.

The WilTel amended credit agreement contains covenants which require WilTel to meet certain operating targets, which it currently meets, and restrictions which limit WilTel's ability to incur additional indebtedness, spend funds on capital expenditures and make certain investments. The agreement also prohibits WilTel from paying dividends to the Company. The Company currently expects that WilTel will be able to meet the operating targets required by its credit agreement through 2006; however, compliance with the operating targets thereafter is uncertain because of SBC's announced intention to migrate its traffic to AT&T's network.

While WilTel has no material contractual commitments for capital expenditures, it may spend significant amounts each year, principally for network expansion, maintenance and product upgrades. In addition, WilTel may also incur additional capital expenditures upon the acquisition of new customers or when providing new products to existing customers. WilTel uses its available cash resources and operating profits to fund its capital expenditure needs. During 2004, WilTel spent approximately $73,200,000 for capital expenditures, including amounts that were pre-funded by SBC and that will be retained by WilTel.

WilTel is a party to various legal actions and claims, and has reserved $21,500,000 for the satisfaction of all litigation. Certain of these actions relate to the rights of way licensed to WilTel in connection with the installation of its fiber-optic cable and seek damages from WilTel for failure to obtain all necessary landowner consents. Additional right of way claims may be asserted against WilTel. The Company does not believe that the ultimate resolution of all claims, legal actions and complaints will have a material adverse effect upon WilTel's results of operations, although unfavorable outcomes could significantly impact WilTel's liquidity. During 2004, WilTel settled litigation for a cash payment of $5,000,000; the $18,500,000 excess of the reserved amount over the amount paid was recognized as other income.

As mentioned above, in February 2005 the Company's manufacturing division acquired the assets of NSW for approximately $28,000,000, thereby increasing its mix of products and customer base. The funds for the acquisition were provided from the Company's readily available cash resources.

The Company's consolidated banking and lending operations had outstanding loans (net of unearned finance charges) of $4,300,000 and $205,500,000 at December 31, 2004 and 2003, respectively. These loans were primarily funded by deposits generated by the Company's deposit-taking facilities and by brokers, which totaled $24,600,000 and $145,500,000 at December 31, 2004 and 2003, respectively. The cash flows generated from the collections on and sales of its loan portfolios have been used to retire these deposits as they matured. During 2004, the Company sold its subprime automobile and collateralized consumer loan portfolios for aggregate cash proceeds of $149,000,000, and sold certain loan portfolios that had been substantially written-off for aggregate cash proceeds of $8,100,000. The banking and lending segment is no longer making loans.

Operating activities at the banking and lending segment are currently concentrated on maximizing returns on its investment portfolio, collecting and servicing its remaining loan portfolios and discharging deposit liabilities as they come due. In 2004, AIB submitted an application to the state of Utah to convert AIB's current national charter to a Utah state commercial bank charter. However, in January 2005 the state of Utah notified AIB that it was suspending the application to convert AIB's charter until such time as AIB has the operational structure in place that is necessary to begin loan originations. AIB does not intend to make these changes. Since AIB's application to convert the charter was not approved, and since the OCC is requiring AIB to begin the regulatory process to surrender its national charter, AIB will file a plan with the OCC that will ultimately result in the surrender of its national bank charter. No assurance can be given that the OCC will approve AIB's plan of voluntary liquidation or that it will not take other adverse regulatory action.

The Company's debt instruments require maintenance of minimum Tangible Net Worth, limit distributions to shareholders and limit Indebtedness and Funded Debt (as such terms are defined in the agreements). In addition, the debt instruments contain limitations on investments, liens, contingent obligations and certain other matters. The Company is in compliance with all of these restrictions, and the Company has the ability to incur additional indebtedness or make distributions to its shareholders and still remain in compliance with these restrictions. Certain of the debt instruments of subsidiaries of the Company also contain restrictions which require the maintenance of financial covenants, impose restrictions on the ability to pay dividends to the Company and/or provide collateral to the lender. For more information, see Note 11 of Notes to Consolidated Financial Statements.

As shown below, at December 31, 2004, the Company's contractual cash obligations totaled $3,030,611,000.

	Payments Due by Period (in thousands)				
Contractual Cash Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Customer banking deposits	$ 24,591	$ 18,472	$ 6,095	$ 24	$ –
Long-term debt	1,530,400	46,896	87,367	143,306	1,252,831
Estimated interest expense on long-term debt	790,840	95,139	180,700	172,421	342,580
Estimated payments related to derivative financial instruments	31,900	6,315	11,776	10,599	3,210
Planned funding of pension and post-retirement obligations	25,991	22,210	913	904	1,964
Operating leases, net of sublease income	537,922	58,821	101,064	78,745	299,292
Asset purchase obligations	1,857	905	952	–	–
Operations and maintenance obligations	66,944	15,388	19,174	7,674	24,708
Other long-term contractual obligations	20,166	3,433	6,133	3,400	7,200
Total Contractual Cash Obligations	$3,030,611	$267,579	$414,174	$417,073	$1,931,785

The estimated interest expense on long-term debt includes estimated interest related to variable rate debt which the Company determined using rates in effect at December 31, 2004. Estimated payments related to a currency swap agreement are based on the currency rate in effect at December 31, 2004. Material contractual obligations that are not included in the table above are the Company's deferred revenue obligations ($213,800,000) and the consolidated pension liability ($83,900,000). Deferred revenue obligations do not require the expenditure of material incremental cash; however, they do require WilTel to maintain its network for the benefit of itself and the other contracting party. Except for expected funding of $21,700,000 in 2005, the pension liability is excluded from the table because the timing of cash payments, if any, cannot be predicted.

Off-Balance Sheet Arrangements

At December 31, 2004, the Company's off-balance sheet arrangements consist of guarantees and letters of credit aggregating $73,300,000. Pursuant to an agreement that was entered into before the Company sold CDS Holding Corporation ("CDS") to HomeFed in 2002, the Company agreed to provide project improvement bonds for the San Elijo Hills project. These bonds, which are for the benefit of the City of San Marcos, California and other government agencies, are required prior to the commencement of any development at the project. CDS is responsible for paying all third party fees related to obtaining the bonds. Should the City or others draw on the bonds for any reason, CDS and one of its subsidiaries would be obligated to reimburse the Company for the amount drawn. At December 31, 2004, the amount of outstanding bonds was $28,200,000, $27,700,000 of which expires in 2005, $400,000 in 2006 and the remainder in 2009. Subsidiaries of the Company have outstanding letters of credit aggregating $25,100,000 at December 31, 2004, principally to secure various obligations. All of these letters of credit expire during 2005. The Company's remaining guarantee at December 31, 2004 is a $20,000,000 indemnification given to a lender to a certain real estate property. The amount borrowed under this real estate financing is reflected as long-term debt in the Company's consolidated balance sheet.

Critical Accounting Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. The following areas have been identified as critical accounting estimates because they have the potential to have a material impact on the Company's financial statements, and because they are based on assumptions which are used in the accounting records to reflect, at a specific point in time, events whose ultimate outcome won't be known until a later date. Actual results could differ from these estimates.

Income Taxes–The Company records a valuation allowance to reduce its deferred taxes to the amount that is more likely than not to be realized. Historically, if the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would increase income in such period. Similarly, if the Company were to determine that it would not be able to realize all or part of its net deferred taxes in the future, an adjustment would be charged to income in such period. The Company also records reserves for contingent tax liabilities based on the Company's assessment of the probability of successfully sustaining its tax filing positions.

Subsequent to the acquisition of all of the outstanding common stock of WilTel, WilTel became a member of the Company's consolidated tax return. As discussed above, WilTel has significant tax attributes, some of which are available to offset the future taxable income of other members of the Company's consolidated federal income tax return. The Company established a valuation allowance that fully reserved for all of WilTel's net deferred tax assets, reduced by an amount equal to the Company's current and deferred federal income tax liabilities as of the date of acquisition (see allocation of the purchase price in Note 3 of Notes to Consolidated Financial Statements). Except as discussed in results of operations below, before the Company can recognize a net deferred tax asset, it will need to demonstrate that on a pro forma combined basis with WilTel it will have had positive cumulative pre-tax income over a period of years. At that time, any decrease to the valuation allowance will be based significantly upon the Company's assumptions and projections of its future income, which are inherently uncertain.

During each of the last three years, the Company has adjusted its reserve for contingent tax liabilities and reduced income tax expense upon the conclusion of audits by various taxing jurisdictions or upon the expiration of the statute of limitations for the examination of the Company's tax returns. The adjustments have been material, reflecting the inherent difficulty of accurately estimating and accruing for the ultimate resolution of tax contingencies. The Company expects that adjustments to the valuation allowance for deferred income taxes and contingent tax liabilities could be made in the future and, if such adjustments are made, they could be material.

Impairment of Long-Lived Assets–In accordance with Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), the Company evaluates its long-lived assets for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. The determination of whether a long-lived asset (or asset group) is recoverable is based on management's estimate of undiscounted future cash flows attributable to the asset as compared to its carrying value. If the carrying amount of the asset (or asset group) is greater than the undiscounted cash flows, the carrying amount of the asset is considered to be not recoverable. The amount of the impairment recognized would be determined by estimating the fair value for the asset (or asset group) and recording a provision for the excess of the carrying value over the fair value.

As of December 31, 2004, the carrying amount of the Company's investment in the mineral rights and mining properties of MK Resources was approximately $85,400,000. The recoverability of this asset is entirely dependent upon the success of MK Resource's mining project at the Las Cruces copper deposit in the Pyrite Belt of Spain. Mining will be subject to obtaining required permits, obtaining both debt and equity financing for the project, engineering and construction. In addition, the actual price of copper, the operating cost of the mine and the capital cost (in U.S. dollars) to build the project and bring the mine into production will affect the recoverability of this asset. The Las Cruces project has been granted government subsidies of 47.5 million euros ($62,900,000); however, the grants require MK Resources to make certain capital expenditures by March 27, 2005, a deadline that it will not be able to meet principally because of delays in obtaining permits. Las Cruces has filed a request to further extend the deadline, but has been informed that the government will not act on the extension request prior to the current expiration.

To date, the Company has been the sole source of funding for the Las Cruces project. The amount of equity capital and third party financing that can be obtained for the project and its related cost will be significantly affected by the assessment of potential investors and lenders of the current and expected future market price of copper, as well as current market conditions for this type of investment. During 2004, MK Resources was unsuccessful in raising equity capital for the project, due to unfavorable market conditions at the time. MK Resources continues to explore financing possibilities. Based on the current status of the project, MK Resource's estimate of future cash flows and its assessment of financing possibilities, the Company believes the carrying amount of its investment is recoverable. However, if the Company is unable to obtain the permits required to begin construction of the mine and commence mining activities, is unable to obtain financing for the project or the capital cost of the project changes significantly, it is likely that this investment will be impaired.

At December 31, 2004, the carrying amount of the Company's investment in its manufacturing facility located in Belgium was approximately $17,900,000. The Belgium facility, which became operational in the third quarter of 2001, has not yet achieved the level of revenues and profitability originally expected by the Company, primarily due to the segment's loss of a major multi-national customer and insufficient demand from other customers. During 2004, a new general manager was hired at the facility to develop and implement marketing and sales initiatives directed at generating revenue growth. Operating results at the facility improved during 2004 as sales grew significantly compared to 2003 and the business achieved positive cash flow. However, new customer acquisitions must continue in order for the facility to reach profitability. Based on the current business plan, which includes estimates of revenue growth, the Company believes that its investment in the Belgium facility is recoverable. However, if the estimated revenue growth is not achieved, the carrying amount of the facility is likely to be impaired.

As discussed above, on January 31, 2005, SBC announced that it would buy AT&T Corp., and announced its intention to migrate the services provided by Network to the AT&T network. Since SBC is WilTel's and Network's largest customer, accounting for 70% of Network's 2004 revenues, the Company concluded that the SBC announcement is an event which requires the Company to assess the carrying value of WilTel's long-lived assets for impairment, principally property and equipment. Since the event which gave rise to the impairment review occurred on January 31, 2005, and is not reflective of a condition that existed as of December 31, 2004, the assessment of impairment will be performed as part of the preparation of the Company's financial statements for the first quarter of 2005, and does not effect the carrying amount of the Company's assets as of December 31, 2004. The carrying value of WilTel's property and equipment is approximately $1,054,700,000 at December 31, 2004.

The Company will have to make numerous assumptions and estimates about the future to prepare its impairment analysis. The process of estimating future cash flows is subjective and inherently inaccurate because precise information about the future is not available, and in this case is exacerbated by the volatility that the telecommunications industry has experienced over the past few years. The economics of WilTel's future relationship with SBC, including its term, is also uncertain, which will be one of the most significant variables in the analysis. WilTel is currently engaged in negotiations with SBC concerning this and other pricing matters. WilTel will also have to make assumptions concerning its ability to retain existing customers, attract new customers, reduce expenses and participate in potential consolidation opportunities as part of the analysis. The Company is not currently able to determine whether the carrying amounts of WilTel's long-lived assets are impaired.

Acquisition of WilTel–In connection with accounting for the acquisition of WilTel, significant judgments and estimates were made to determine the fair values of certain liabilities, including liabilities for net unfavorable long-term commitments and deferred revenue, many of which required the Company to make assumptions about the future. To determine the fair value of deferred revenue, the Company had to assess transactions having limited activity in the current telecommunications market environment. The Company considered market indicators related to pricing, pricing for comparable transactions, as well as the legal obligation of WilTel to provide future services. The Company also assumed WilTel would continue to perform its contractual obligations through the term of its contracts. Revenue is recognized on these contracts as services are performed, typically on a straight-line basis over the remaining length of the contract. In the future, if WilTel settles these obligations or they are otherwise terminated prior to completion of the performance obligation, the Company would likely recognize a gain equal to the carrying amount of the obligation. At December 31, 2004, the amount reflected in the consolidated balance sheet for deferred revenue was $213,800,000.

The Company evaluated the fair value of long-term commitments that were either above or below the current market rates for similar transactions, and the fair value of telecommunications capacity commitments that are not required based on WilTel's current operating plans. These commitments primarily consist of real estate leases and international capacity contracts. In order to determine the fair values of these agreements, the Company made significant assumptions concerning future market prices, future capacity utilization, the ability to enter into subleasing arrangements and that the commitments will not be terminated prior to their expiration dates. The accrued liability is amortized on a straight-line basis over the life of the commitments. Results of operations in the future would be impacted by any subsequent adjustment to this liability, which could result from negotiating a termination or reduction of its contractual obligation with contract counter-parties or sublease activity that is different from the Company's original assumptions. At December 31, 2004, the amount reflected in the consolidated balance sheet for unfavorable long-term commitments was $44,900,000.

Telecommunications Revenue Recognition–Capacity, transmission, video services and other telecommunications services revenues are recognized monthly as the services are provided or revenues are earned. If at the time services are rendered, collection is not reasonably assured either due to credit risk, the potential for billing disputes or other reasons, revenue is not recognized until such contingencies are resolved.

WilTel estimates the amount of services which should not be recognized as revenue at the time the service is rendered based on its collection experience for each type of service. Certain of WilTel's customers represent such a high credit risk due to their difficult financial position that revenue is not recognized until cash is received. In addition, WilTel knows from past experience that a certain percentage of its billings will be disputed and uses that experience to estimate the amount of expected disputes and defers recognition of revenue at the time the service is provided. Revenues that have not been recognized at the time service is provided are subsequently recognized as revenue when the amounts are collected.

Accruals for Access Costs–WilTel's access costs primarily include variable charges paid to vendors to originate and/or terminate switched voice traffic, which are based on actual usage at negotiated or regulated contract rates, and fixed charges for leased lines for dedicated facilities. At the end of each reporting period, WilTel's estimated accrual for incurred but not yet billed costs is based on internal usage reports. The accrual is subsequently reconciled to actual invoices as they are received, which is a process that can take several months to complete. This process includes an invoice validation procedure that normally identifies errors and inaccuracies in rate and/or volume components of the invoices resulting in numerous invoice disputes. It is WilTel's policy to adjust the accrual for the probable amount it believes will ultimately be paid on disputed invoices, a determination which requires significant estimation and judgment. Due to the number of different negotiated and regulated rates, constantly changing traffic patterns, uncertainty in the ultimate resolution of disputes, the period of time required to complete the reconciliation and delays in invoicing by access vendors, changes in these estimates should be expected.

Contingencies–The Company accrues for contingent losses when the contingent loss is probable and the amount of loss can be reasonably estimated. As of December 31, 2004, the Company's consolidated balance sheet includes litigation reserves of $21,500,000, all of which relate to WilTel litigation. Estimating the ultimate outcome of litigation matters is inherently uncertain, in particular because the ultimate outcome will rest on events and decisions of others that may not be within the power of the Company to control. The Company does not believe that any of these matters will have a material adverse effect on its consolidated financial position, consolidated results of operations or liquidity. However, if the amounts ultimately paid at the resolution of a litigation matter are significantly different than the Company's recorded reserve amount, the difference could be material to the Company's consolidated results of operations and, with respect to WilTel, settlement amounts are likely to be material to its liquidity.

Results of Operations

Telecommunications

The following table reconciles WilTel's segment profit from operations to income (loss) from continuing operations before income taxes for the year ended December 31, 2004 and for the period from November 6, 2003 (when WilTel became a consolidated subsidiary) through December 31, 2003. Prior to November 6, 2003, the Company accounted for its 47.4% share of WilTel's results under the equity method of accounting. Audited financial statements of WilTel for the period from January 1, 2003 to November 5, 2003 are filed as financial statement schedules to this Report. For WilTel's segments, segment profit from operations is the primary performance measure of segment operating results and profitability. WilTel defines segment profit from operations as income before income taxes, interest expense, investment income, depreciation and amortization expense and other non-operating income and expense.

	For the year ended December 31, 2004			November 6, 2003 through December 31, 2003		
	Network	**Vyvx**	**Total WilTel**	Network	Vyvx	Total WilTel
			(In thousands)			
Operating revenues (1)	**$1,462,400**	**$120,500**	**$1,582,900**	$211,300	$20,600	$231,900
Segment profit from operations	**$ 117,800**	**$ 30,300**	**$ 148,100**	$ 13,300	$ 4,100	$ 17,400
Depreciation and amortization expense	**(197,400)**	**(9,100)**	**(206,500)**	(37,200)	(2,000)	(39,200)
Interest expense, net of investment income (2)	**(26,000)**	**(2,100)**	**(28,100)**	(4,000)	(100)	(4,100)
Other non-operating income, net (2)	**27,200**	**2,700**	**29,900**	1,800	500	2,300
Pre-tax income (loss)	**$ (78,400)**	**$ 21,800**	**$ (56,600)**	$(26,100)	$ 2,500	$(23,600)

(1) Excludes intersegment revenues from amounts billed by Network to Vyvx of $18,400,000 and $4,300,000, respectively, for 2004 and for the 2003 period.

(2) If items in these categories can not be directly attributed to a particular WilTel segment, they are allocated to each segment based upon a formula that considers each segment's revenues, property and equipment and headcount.

Network's revenues include services provided to SBC of $1,032,800,000 and $141,700,000 for the 2004 and 2003 periods, respectively, representing approximately 70% and 66%, respectively, of Network's operating revenues. Network's revenues from SBC have continued to grow throughout 2003 and 2004, principally related to voice products, for which SBC and WilTel have agreed to use a fixed price through April 1, 2005. The growth in voice revenue resulted from, in part, SBC's continued growth in long distance services in various states, including California, Michigan, Indiana, Ohio, Illinois and Wisconsin. Revenues attributable to other RBOCs were approximately 6% and 5% of Network's operating revenues for the 2004 and 2003 periods, respectively. Revenues and gross margins for non-SBC related business continue to reflect the excess telecommunications capacity in the marketplace, which has resulted in lower prices for WilTel and others in the industry, and created a very competitive environment for acquiring new business. In 2004, WilTel's Network segment began to sell into the enterprise business market, although revenues have not been material to date.

As discussed above, SBC's announcement to migrate its business from Network to the AT&T network is expected to have a significant impact on WilTel's future revenues and profitability. SBC indicated that it expects to close its acquisition of AT&T in the first half of 2006. WilTel expects it will take anywhere from two to three years from now for SBC to migrate all of its traffic off of WilTel's network, and anticipates that it will continue to provide some level of service to SBC into 2007. WilTel expects it will evaluate and implement cost reduction strategies, investigate sales of assets and minimize capital expenditure outlays to help offset the loss of SBC's business. However, given the current economic condition of the telecommunications industry as a whole, where telecommunications capacity far exceeds actual demand and the marketplace is characterized by fierce price competition, and the limited growth of non-SBC business over the past few years, WilTel does not believe it will be able to fully replace the revenues and profits generated by the SBC agreements in the near future, if ever.

Network's cost of sales has increased in line with revenue growth throughout 2003 and 2004, and is comprised of variable charges paid to access vendors to originate and/or terminate switched voice traffic, and fixed charges for leased facilities and local off-net costs. The price Network pays for these services has been declining, generally in line with declines experienced by Network in its pricing of its own services to customers. Network's gross margin percentage has been adversely affected by a larger mix of voice transport business, principally resulting from SBC's growth, which has a lower gross margin as compared to some of Network's other products and services. In addition, Network cost of sales in 2004 includes a charge of $3,500,000 for international voice access costs, for which no revenue was recognized. WilTel entered into a commitment for these access costs in order to provide services for a specific customer; however, the customer defaulted under its contract, and WilTel accrued the remaining amount of the commitment, but does not expect to be able to recover from its customer.

Network's salaries were $121,000,000 and $16,300,000 for the 2004 and 2003 periods, respectively, and selling, general and other expenses were $155,500,000 and $24,000,000 for the 2004 and 2003 periods, respectively. Selling, general and other expenses in 2004 include a reduction of $4,100,000 to the provision for doubtful accounts, principally due to the collection of previously reserved accounts receivable which had been in dispute. The provision for doubtful accounts also includes a charge of $2,700,000 to fully reserve for another customer's accounts receivable which is not expected to be collected. Selling, general and other expenses in 2004 include $5,000,000 for estimated repair costs for WilTel's headquarters building. The need for repair work arose after the building was damaged in a severe storm. While insurance recovery is deemed probable for some repairs to the building, the accrual relates to repairs for which insurance recovery is not assured, as they are necessitated by underlying design flaws in the building. WilTel will seek to obtain reimbursement from the responsible parties; however, no recovery has been accrued. Network's salaries expense and selling, general and other expenses for 2004 reflect lower headcount, higher costs of performance-based compensation, greater personnel retention costs and greater vendor contract maintenance costs for the network.

Vyvx operating revenues were $120,500,000 and $20,600,000 for the 2004 and 2003 periods, respectively. Revenues in 2004 were slightly lower due in part to fewer hockey game broadcasts due to the National Hockey League labor dispute and customers switching to lower cost Vyvx products. Although the lower priced products result in less revenue, the costs to provide these products and related selling, general and other expenses is also lower, which results in increased segment profits. Approximately 62% of Vyvx's 2004 operating revenue was derived from its top 10 customers. Fox and its parent company, The News Corporation Limited, through their various news, sports and entertainment businesses, accounted for approximately 18% of Vyvx's 2004 revenues and TimeWarner, Inc. accounted for 16% of Vyvx's 2004 revenues. These percentages were not significantly different during the 2003 period. Approximately 65% of Vyvx's 2004 revenues are from the sale of fiber optic and satellite video transport services and the remaining 35% of revenues are from the sale of advertising distribution services.

Vyvx cost of sales reflects the level of revenue and is comprised primarily of amounts billed by Network to Vyvx for transporting content over the WilTel network, costs paid to other providers for local access and other off-net services, transponder expenses and freight and overnight delivery costs. The Company's consolidated statement of operations includes Vyvx salaries expense of $18,600,000 and $3,000,000, respectively, and selling, general and other expenses of $15,900,000 and $3,700,000, respectively, for the 2004 and 2003 periods.

For 2004, WilTel's other non-operating income includes income of $18,500,000 related to the settlement of litigation for less than amounts reserved, income of $6,000,000 related to the sale of an equity security which had a zero book value, gains of $3,500,000 related to cash and securities received in excess of the book value of secured claims in customers' bankruptcies, and income of $2,300,000 related to the reversal of excess reserves for long-term commitments.

Healthcare Services

Pre-tax income (loss) of the healthcare services segment was $5,100,000 for the year ended December 31, 2004 and $(2,300,000) for the four month period from acquisition through December 31, 2003. For the 2004 and 2003 periods, healthcare services revenues were $257,300,000 and $71,000,000, respectively, and cost of sales, which primarily consist of salaries and employee benefits, were $216,300,000 and $61,300,000, respectively.

Since its acquisition in September 2003, Symphony has been focused on profitably growing its business and, because of the nature of its business, attracting and hiring skilled professionals to provide its services. The ability of Symphony to continue to grow its business depends heavily upon its ability to attract, develop and retain qualified therapists. There is a current shortage of qualified therapists industry-wide, and Symphony has open positions to provide service to new customers, provide additional service offerings for existing customers and through normal employee turnover. The tight labor market causes Symphony and others in its industry to hire, at times, independent contractors to perform required services, which may increase costs and reduce margins, and can also result in lost revenue opportunities.

During 2004, Symphony performed an evaluation of its customer base, in order to identify those customers and markets where Symphony can deliver the highest level of service and that should be the focus of customer retention efforts, as well as identifying those customers that should be terminated. In addition, Symphony has restructured its corporate management and field operations organization, resulting in a more efficient organization with reduced costs. Symphony is also seeking to grow its profitable businesses, which includes expanding its service offerings to existing customers. Symphony may look for strategic acquisitions to increase its customer base and pool of professional service providers; however, no assurance can be given that it will be successful in those efforts.

Legislative caps on Part B Medicare therapy, which negatively impacted Symphony's revenues in 2003, have been removed for 2004 and 2005, and the fee schedule for such services has also been increased by 1.5%. As a result, Symphony's average quarterly 2004 revenues for these therapy services increased by approximately 44% as compared to the fourth quarter of 2003, comparing only those locations that were operating during all periods. Symphony also added new customers during 2004; however, certain low margin and non-profitable accounts were cancelled, resulting in a slight decrease in total locations serviced. During 2004, one customer accounted for approximately 16% of Symphony's revenues. Symphony's margins for 2004 also reflect higher hourly wages and benefits paid to attract and retain its therapists, and increased costs to hire independent contractors as a result of hiring needs for both full-time and part-time professionals. In order to maintain and improve margins in the challenging labor market in which Symphony operates, Symphony is focused on obtaining sufficient pricing for new and renewal business, as well as cost effective employee retention programs. Pre-tax results for 2004 also reflect approximately $3,300,000 from the collection of receivables in excess of their carrying amounts, a decrease in estimated liabilities for employee health insurance costs and other third party claims of approximately $1,700,000, and a gain of $1,000,000 from the sale of certain property. In addition, pre-tax results for 2004 reflect approximately $3,900,000 of costs, principally severance for Symphony's former chief executive officer and others due to reorganizing and consolidating certain field operations and closing offices.

The moratorium on legislative caps for Part B Medicare therapy is scheduled to expire on December 31, 2005. While there is some congressional support for an extension of the moratorium, there is also concern regarding the cost of an extension. Symphony is unable to predict what the ultimate outcome will be; however, any re-introduction of the legislative caps or other methodology that reduces fees for Part B Medicare therapy could significantly reduce Symphony's revenues.

Manufacturing

Pre-tax income for the manufacturing segment was $7,900,000, $4,400,000 and $3,100,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Manufacturing revenues were $64,100,000, $53,300,000 and $50,700,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Revenues increased by 20% in 2004 and by 5% in 2003, while they declined by 5% in 2002 as compared to the prior year.

Manufacturing revenues in 2004 increased in substantially all of the division's markets. The Company believes that these increases result from a variety of factors including an improved economy, new product development and the acquisition in the first quarter of 2004 of customer receivables and inventory of a competitor that was exiting certain markets. Although raw material costs increased significantly in 2004, the division increased selling prices in most markets, that along with increased sales and production volumes enabled it to maintain its gross profit margins. The primary raw material in the division's products is a polypropylene resin, which is a byproduct of the oil refining process, whose price tends to increase and decrease with the price of oil. There is relatively little direct labor or other raw material costs in the division's products. In addition to managing resin purchases, the division also has initiatives to reduce and/or reuse scrap thereby increasing raw material utilization.

As a result, the division's gross profit and gross profit margins increased in 2004 as compared to 2003. Pre-tax results for 2004 also reflect greater salaries expense, due to higher bonuses attributable to the division's improved performance. During 2005, the division will seek to gain additional cost efficiencies resulting from its acquisition of NSW, principally in administration and overhead expense and raw material purchasing. In addition, the division will look to make other strategic acquisitions of smaller entities that serve the same markets as NSW, primarily those that supply package netting and filtration products.

The increase in manufacturing revenues in 2003 primarily resulted from increases in the construction and consumer products markets of $6,200,000, although revenues in the carpet padding and agricultural markets declined. However, gross profit declined, as the increase in the price of resin more than offset the revenue increase. Pre-tax results improved due to lower salaries and selling, general and other expenses principally as a result of workforce reductions and other cost reduction programs, cash received from government grants and a gain from the sale of a line of business. In addition, the impairment charge that is discussed below reduced pre-tax results in 2002.

For the year ended December 31, 2002, the division recorded an impairment charge of approximately $1,250,000 to write down the book value of certain production lines that the division did not expect would be utilized over the next several years. These lines were initially purchased to provide additional capacity to produce a specific product for a specific customer; however, the customer discontinued the product in 2001 and the Company determined that the cost of these lines were no longer recoverable from other business.

Banking and Lending

As stated previously, the current activities of the banking and lending segment are concentrated on collecting and servicing its remaining loan portfolio, maximizing returns on its investment portfolio and discharging deposit liabilities as they come due. As a result, revenues and expenses for this segment included in the Company's consolidated statements of operations are reflective of the continuing decrease in the size of the loan portfolio. In addition, as described earlier in this Report, during 2004, the Company sold its subprime automobile and collateralized consumer loan portfolios representing approximately 97% of its total outstanding loans (net of unearned finance charges) and certain loan portfolios that had been substantially written-off for aggregate pre-tax gains of $16,300,000, which is reflected in investment and other income. Pre-tax income for the banking and lending segment was $22,000,000, $8,400,000 and $1,900,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Finance revenues, which reflect both the level and mix of consumer instalment loans, decreased in each of the last two years as compared to the prior period, as average loans outstanding were $57,100,000, $283,000,000 and $440,800,000 during 2004, 2003 and 2002, respectively. Although finance revenues decreased in 2004 as compared to 2003, pre-tax results increased due to gains from the loan portfolios sales, a decline in the provision for loan losses of $24,700,000, reductions in interest expense of $6,000,000 principally resulting from reduced customer banking deposits, less interest paid on interest rate swaps and lower salaries expense and operating costs resulting from the segment's restructuring efforts. All of these changes reflect the ongoing reduction in the amount of loan assets under management, including as a result of the loan portfolios sales.

Although finance revenues decreased in 2003 as compared to 2002 for the reasons described above, pre-tax results increased primarily due to a $9,300,000 reduction in interest expense, due to reduced customer banking deposits and lower interest rates thereon, a decline in the provision for loan losses of $19,600,000, less interest paid on interest rate swaps and lower salaries expense and operating costs resulting from the segment's restructuring efforts. The reduction in the provision for bad debts resulted from the decrease in the size of the consumer loan portfolios. However, the Company increased its allowance during the third quarter of 2003 by $4,000,000 as a result of an increase in delinquency, which shortly followed the outsourcing of loan collection activities.

Pre-tax results for the banking and lending segment include income of $3,100,000 and $3,500,000 for the years ended December 31, 2003 and 2002, respectively, resulting from mark-to-market changes on its interest rate swaps. The Company used interest rate swaps to manage the impact of interest rate changes on its customer banking deposits; all of the segment's interest rate swaps matured in 2003. Although the Company believes that these derivative financial instruments served as economic hedges, they did not meet certain effectiveness criteria under SFAS 133 and, therefore, were not accounted for as hedges.

Domestic Real Estate

Pre-tax income for the domestic real estate segment was $20,700,000, $18,100,000 and $16,300,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Pre-tax results for the domestic real estate segment are largely dependent upon the performance of the segment's operating properties, the current status of the Company's real estate development projects and non-recurring gains or losses recognized when real estate assets are sold. As a result, the results of operations for this segment in the aggregate for any particular year are not predictable and do not follow any consistent pattern.

Revenues and pre-tax results for this segment increased in 2004 as compared to 2003, primarily due to the sale of 92 lots at the Company's 95-lot development project in South Walton County, Florida for aggregate sales proceeds of approximately $50,000,000 for which the Company recognized pre-tax profits of $15,800,000, net of minority interest. The Company will be required under the sale agreements to make significant improvements to the property, including infrastructure and certain amenities, which it expects to complete in 2005. The Company estimates it will recognize additional pre-tax profit of $10,200,000 related to this project. In addition, revenues during 2004 reflect the sale of certain unimproved land for cash proceeds of $8,800,000, which resulted in a pre-tax gain of $7,600,000. Revenues during 2004 also reflect decreased gains from property sales at the Company's other residential and commercial project in the Florida panhandle as the lots have largely been sold, and less amortization of deferred gains from sales of real estate in prior years. Pre-tax results for 2004 also reflect due diligence expenses for a real estate development project that the Company decided not to develop.

Revenues and pre-tax results from domestic real estate increased in 2003 as compared to 2002, primarily as a result of improved operating performance at the Company's Hawaiian hotel. Gains recognized from sales of real estate during 2003 declined by $8,300,000, principally due to the gains on sale of real estate of CDS prior to its sale in 2002. During 2003, the Company also recognized $11,100,000 of deferred gains from sales of real estate in prior years.

During the fourth quarter of 2002, the Company sold one of its real estate subsidiaries, CDS, to HomeFed for a purchase price of $25,000,000, consisting of $1,000,000 in cash and 2,474,226 shares of HomeFed's common stock, which represented approximately 30% of the outstanding HomeFed stock. CDS's principal asset is the master-planned community located in San Diego County, California known as San Elijo Hills, for which HomeFed has served as the development manager since 1998. Prior to the sale to HomeFed, the Company recognized pre-tax gains of $7,800,000 from sales of residential sites at San Elijo Hills during 2002.

Corporate and Other Operations

Investment and other income increased in 2004 as compared to 2003 primarily due to the pre-tax gain from the sale of two of the Company's older corporate aircraft, discussed above, greater dividend and interest income of $12,400,000 and miscellaneous other income. Available corporate cash is generally invested on a short-term basis until such time as investment opportunities require an expenditure of funds. Investment and other income for 2003 included $5,300,000 of income related to a refund of foreign taxes not based on income.

Investment and other income declined in 2003 as compared to 2002, principally as a result of a non-recurring gain of $14,300,000 recognized in 2002 from the sale of the Company's thoroughbred racetrack business. Corporate investment income also declined as a result of lower interest rates in 2003 and foreign exchange gains recorded in 2002. During 2003, income related to accounting for the market values of Corporate's derivative financial instruments increased by $5,600,000, and the Company also recorded $5,300,000 of income related to a refund of foreign taxes not based on income. In addition, revenues from the Company's gas operations increased in 2003 principally due to increased production and prices.

Net securities gains (losses) for Corporate and Other Operations aggregated $136,100,000, $10,600,000 and $(31,300,000) for the years ended December 31, 2004, 2003 and 2002, respectively. During 2004, substantially all of the Company's net securities gains reflect realized gains from the sale of publicly traded debt and equity securities that had been classified as Corporate available for sale securities. Net securities gains (losses) for 2004, 2003 and 2002 include provisions of $4,600,000, $6,500,000 and $37,100,000, respectively, to write down the Company's investments in certain available for sale securities and an investment in a non-public security in 2003 and an equity investment in a non-public fund in 2002. The write down of the securities resulted from a decline in market value determined to be other than temporary.

The Company's decision to sell securities and realize security gains or losses is generally based on its evaluation of an individual security's value at the time and the prospect for changes in its value in the future. The decision can also be influenced by the status of the Company's tax attributes but in recent years has not been influenced by liquidity needs. Therefore, the timing of realized security gains or losses is not predictable and does not follow any pattern from year to year.

The increase in interest expense during 2004 as compared to 2003 primarily reflects interest expense relating to the $375,000,000 aggregate principal amount of the 7% Senior Notes issued during 2003 and 2004, the issuance of $350,000,000 principal amount of its 3¾% Convertible Senior Subordinated Notes in 2004 and dividends accrued on its trust issued preferred securities, which commencing July 1, 2003 are classified as interest expense (shown as minority interest in prior periods) as a result of the implementation of Statement of Financial Accounting Standards No. 150. The increase in interest expense during 2003 as compared to 2002 principally results from the issuance of $275,000,000 aggregate principal amount of the 7% Senior Notes that were issued in 2003 and dividends accrued on its trust issued preferred securities.

The increase in selling, general and other expenses of $19,700,000 in 2004 as compared to 2003 primarily reflects greater professional and other fees of $8,500,000, which largely relate to due diligence expenses for potential investments, greater professional fees for existing investments and fees relating to the implementation of the Sarbanes-Oxley Act of 2002, and $3,600,000 of expenses related to the proposed public offering of MK Resources' equity that did not go forward due to unfavorable market conditions. In addition, the increase reflects greater employee benefit expenses, higher insurance costs and greater amortization of debt issuance costs related to the 7% Senior Notes and 3¾% Convertible Notes.

Selling, general and other expenses also include additions to cost of goods sold of the winery operations of $3,900,000, $4,300,000 and $2,100,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The winery operations, which account for inventory under the LIFO method of accounting, recorded adjustments to cost of goods sold based upon the results of its annual harvest. The additional expenses recorded in each of the last three years were due primarily to a lower yield than had been previously estimated.

The income tax provision reflects the reversal of tax reserves aggregating $27,300,000, $24,400,000 and $120,000,000 for the years ended December 31, 2004, 2003 and 2002, respectively, as a result of the favorable resolution of various state and federal income tax contingencies. In addition, in 2004 the tax provision reflects a benefit to record a federal income tax carryback refund of $3,900,000.

In 2003, the Company established a valuation allowance that fully reserved for all of WilTel's net deferred tax assets, reduced by an amount equal to the Company's current and deferred federal income tax liabilities as of the date of acquisition. The Company needs the valuation allowance because, on a pro forma combined basis, the Company is not able to demonstrate that it is more likely than not that it will be able to realize the deferred tax asset. Subsequent to the acquisition of WilTel, any benefit realized from WilTel's deferred tax asset reduces the valuation allowance for the deferred tax asset; however, that reduction is first applied to reduce the carrying amount of the acquired non-current intangible assets of WilTel rather than reduce the income tax provision of any component of total comprehensive income.

As a result, the various components of comprehensive income include an aggregate federal income tax provision of $22,300,000 in 2004 and $22,500,000 in 2003 (for the period subsequent to the acquisition of WilTel), even though no federal income tax for those periods was due. During 2004, the effect of recording this tax provision and the resulting reduction to the valuation allowance was to reduce the carrying amount of the acquired non-current intangible assets to zero. Income tax expense for 2003 also includes the Company's actual income tax expense for the period prior to the acquisition of WilTel.

Now that the non-current intangible assets have been reduced to zero, the Company does not expect it will reflect a net federal income tax expense or benefit for total comprehensive income in the aggregate until such time as the Company is able to reduce its valuation allowance and recognize a net deferred tax asset. Each component of other comprehensive income may reflect either a federal income tax provision or benefit in future periods, depending upon the relative amounts of each component; however, in the aggregate for all components the Company does not expect to report any net federal income tax expense or benefit for the foreseeable future.

Associated Companies

Equity in income of associated companies includes the following for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Berkadia	**$ 800**	$ 79,200	$ 65,600
WilTel	**–**	(52,100)	(13,400)
Olympus	**9,700**	40,400	24,100
EagleRock	**29,400**	49,900	(4,500)
HomeFed	**10,000**	16,200	400
JPOF II	**16,200**	14,800	15,200
Pershing Square, L.P.	**21,300**	–	–
Other	**4,100**	(1,400)	4,000
Pre-tax	**91,500**	147,000	91,400
Income tax expense	**(15,000)**	(70,100)	(36,700)
Equity in income, net of taxes	**$ 76,500**	$ 76,900	$ 54,700

Since the Berkadia loan was fully repaid during the first quarter of 2004, the Company will no longer have any income related to the Berkadia loan in the future. The Company's income from this investment is expected to be limited to its share of the annual management fee received from FINOVA while such fee remains in effect, which is $4,000,000. The Company has received total net cash proceeds of $91,200,000 from this investment since 2001, including the commitment and financing fees, management fees and interest payments related to its share of the Berkadia loan.

The Company's investment in Olympus was made in December 2001, when Olympus commenced its operations as a newly formed Bermuda reinsurance company primarily engaged in the property excess, marine and aviation reinsurance business. The decline in the Company's share of its earnings in 2004 as compared to 2003 reflects the impact of property damage claims caused by severe hurricanes. The Company's share of its earnings increased in 2003 as compared to the prior year, reflecting the growth in Olympus' premium revenues during its second year of operation. As a result of redemptions of other investors' equity interests in the first half of 2004, the Company's percentage interest in Olympus increased from approximately 16% to 19%.

The equity in income (losses) of EagleRock results from both realized and changes in unrealized gains (losses) in its portfolio. In 2004, $3,700,000 was distributed by the partnership to the Company.

In January 2004, the Company invested $50,000,000 in Pershing Square, L.P. ("Pershing"), a limited partnership that is authorized to engage in a variety of investing activities. The Company redeemed its interest as of December 31, 2004, and the total amount due from Pershing of $71,300,000 (which was paid during the first quarter of 2005) is included in trade, notes and other receivables, net in the Company's consolidated balance sheet.

As more fully described above, the Company acquired its investment in HomeFed in the fourth quarter of 2002. During 2004, HomeFed reported lower earnings from sales of real estate as compared to the prior year principally at the San Elijo Hills project.

As discussed above, WilTel became a consolidated subsidiary in November 2003 and the Company ceased applying the equity method of accounting at that time. For 2003, the Company's share of WilTel's results of operations included income from the recognition of non-operating settlement gains related to the termination of various agreements that released WilTel from previously accrued obligations, recoveries of previously written off receivables and a gain on the sale of a subsidiary. The Company's share of these gains was approximately $31,200,000. The Company did not record a deferred tax benefit for its share of WilTel's losses while applying the equity method as its ability to use the capital loss to reduce the tax due on capital gains in the future is uncertain.

Discontinued Operations

Wireless Messaging

In December 2002, the Company entered into an agreement to purchase certain debt and equity securities of WebLink Wireless, Inc. ("WebLink"), for an aggregate purchase price of $19,000,000. WebLink operated in the wireless messaging industry, providing wireless data services and traditional paging services. In the fourth quarter of 2003, WebLink sold substantially all of its operating assets to Metrocall, Inc. for 500,000 shares of common stock of Metrocall, Inc.'s parent, Metrocall Holdings, Inc. ("Metrocall"), an immediately exercisable warrant to purchase 25,000 shares of common stock of Metrocall at $40 per share, and a warrant to purchase up to 100,000 additional shares of Metrocall common stock at $40 per share, subject to certain vesting criteria. Based upon the market price of the Metrocall stock received and the fair value of the warrants received as of the date of sale, the Company reported a pre-tax gain on disposal of discontinued operations of $11,500,000. The vesting criteria for the remaining warrants were satisfied during 2004, and the Company recorded $2,200,000 as gain on disposal of discontinued operations (net of minority interest), which represented the estimated fair value of the warrants. Due to WebLink's large net operating loss carryforwards, these gains were not reduced for any federal income tax expense.

During the fourth quarter of 2004, WebLink exercised all of its warrants and subsequently tendered all of its Metrocall shares as part of a merger agreement between Metrocall and Arch Wireless, Inc. WebLink received cash of $19,900,000 and 675,607 common shares of the new parent company (USA Mobility, Inc., which had a fair market value of $25,000,000 when received), resulting in a pre-tax gain of $15,800,000 that is included in net securities gains of continuing operations. The Company's investment in the shares of USA Mobility at December 31, 2004 are classified as a non-current investment.

In return for the Company's $19,000,000 investment in WebLink, the Company has received cash and securities aggregating $48,400,000, based on the market price of USA Mobility as of December 31, 2004. Such amount has been reduced for the minority interest and liabilities of WebLink which remain to be paid.

Foreign Real Estate

In 2002, the Company sold its interest in Fidei to an unrelated third party for total proceeds of 70,400,000 Euros ($66,200,000), which resulted in an after tax gain on the sale reflected in results of operations of $4,500,000 (net of income tax expense of $2,400,000) for the year ended December 31, 2002, and an increase to shareholders' equity of $12,100,000 as of December 31, 2002. The Euro denominated sale proceeds were not converted into U.S. dollars immediately upon receipt. The Company entered into a participating currency derivative, which expired later in 2002. Upon expiration, net of the premium paid to purchase the contract, the Company received $67,900,000 in exchange for 70,000,000 Euros and recognized a foreign exchange gain of $2,000,000, which is included in investment and other income for the year ended December 31, 2002.

Domestic Real Estate

In the fourth quarter of 2004, the Company sold a commercial real estate property and classified it as a discontinued operation. During the second quarter of 2004, the Company recorded a non-cash charge of $7,100,000 to reduce the carrying amount of this property to its estimated fair value. The Company recorded an additional pre-tax loss from the sale of $600,000, principally relating to mortgage prepayment penalties incurred upon satisfaction of the property's mortgage at closing. Operating results for this property were not material in prior years.

Other Operations

In the fourth quarter of 2004, the Company sold its geothermal power generation business for $14,800,000, net of closing costs, and recognized a pre-tax gain of $200,000. For the years ended December 31, 2004, 2003 and 2002, the Company recorded pre-tax losses from discontinued operations relating to this business of $1,500,000, $2,300,000 and $2,800,000, respectively.

Recently Issued Accounting Standards

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 151, "Inventory Costs–An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"), which is effective for fiscal years beginning after June 15, 2005. SFAS 151 amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, SFAS 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company is currently evaluating the impact of SFAS 151 on its consolidated financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R"), which replaces SFAS 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R requires that the cost of all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair values. That cost will be recognized as an expense over the vesting period of the award. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. In addition, the Company will be required to determine fair value in accordance with SFAS 123R. SFAS 123R is effective for reporting periods beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged, and requires the application of a transition methodology for stock options that have not vested as of the date of adoption. The Company is currently evaluating the impact of SFAS 123R on its consolidated financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets–An Amendment of APB Opinion No. 29" ("SFAS 153"), which is effective for fiscal periods beginning after June 15, 2005. SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS 153 will not have any material effect on the consolidated financial statements; however, SFAS 153 could impact the accounting for future transactions, if any, within its scope.

Cautionary Statement for Forward-Looking Information

Statements included in this Report may contain forward-looking statements. Such statements may relate, but are not limited, to projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation, as well as assumptions relating to the foregoing. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Report, the words "estimates", "expects", "anticipates", "believes", "plans", "intends" and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements.

The factors that could cause actual results to differ materially from those suggested by any of these statements or which may materially and adversely affect the Company's actual results include, but are not limited to, those discussed or identified from time to time in the Company's public filings, including:

A worsening of general economic and market conditions or increases in prevailing interest rate levels, which may result in reduced sales of our products and services, lower valuations for our associated companies and investments or a negative impact on the credit quality of our assets;

Changes in foreign and domestic laws, regulations and taxes, which may result in higher costs and lower revenue for our businesses, including as a result of unfavorable political and diplomatic developments, currency fluctuations, changes in governmental policies, expropriation, nationalization, confiscation of assets and changes in legislation relating to non-U.S. ownership;

Increased competition and changes in pricing environments, which may result in decreasing revenues and/or margins, increased raw materials costs for our plastics business, loss of market share or significant price erosion;

Continued instability and uncertainty in the telecommunications industry, associated with increased competition, aggressive pricing and overcapacity;

Dependence on key personnel, in particular, our Chairman and President, the loss of whom would severely affect our ability to develop and implement our business strategy;

Inability to attract and retain highly skilled personnel, which would make it difficult to conduct the businesses of certain of our subsidiaries, including WilTel and Symphony;

Adverse legal and regulatory developments that may affect particular businesses, such as regulatory developments in the telecommunications and healthcare industries, or in the environmental area, which could affect the Company's real estate development activities and telecommunications business, as well as the Company's other operations;

WilTel's ability to replace the revenues generated by SBC, which if lost as a result of SBC's proposed acquisition of AT&T will have a significant adverse impact on WilTel's results of operations;

WilTel's ability to acquire or maintain rights of way necessary for the operation of its network, which could require WilTel to find alternate routes or increase WilTel's costs to provide services to its customers;

WilTel's dependence on a small number of suppliers and high-volume customers, the loss of any of which could adversely affect WilTel's ability to generate operating profits and positive cash flows;

Changes in telecommunications laws and regulations, which could adversely affect WilTel and its customers through, for example, higher costs, increased competition and a loss of revenue;

Adverse regulatory developments impacting Medicare, which could materially reduce Symphony's revenues;

Weather related conditions and significant natural disasters, including hurricanes, tornadoes, windstorms, earthquakes and hailstorms, which may impact our wineries, real estate holdings and reinsurance operations;

The inability to insure or reinsure certain risks economically, or the ability to collect on insurance or reinsurance policies, which could result in the Company having to self-insure business risks;

Changes in U.S. real estate markets and real estate collateral values, including the residential market in Southern California and the commercial market in Washington D.C., which are sensitive to mortgage interest rate levels, and the vacation market in Hawaii;

Adverse economic, political or environmental developments in Spain, which could delay or preclude the issuance of permits necessary to develop the Company's copper mineral rights or which could result in increased costs of bringing the project to completion and increased costs in financing the development of the project;

The inability to obtain necessary financing for the Las Cruces copper mining project, which could delay or prevent completion of the project;

Decreases in world wide copper prices or weakening of the U.S. dollar against the euro, which could adversely affect the commercial viability of the Company's mineral rights in Spain;

WilTel's ability to adapt to technological developments or continued or increased pricing competition in the telecommunications industry, which could adversely affect WilTel's ability to generate operating profits and positive cash flows;

WilTel's inability to generate operating profits and positive cash flows, which could result in a default under WilTel's credit agreement, pursuant to which substantially all of its assets are pledged;

Current and future legal and administrative claims and proceedings against WilTel, which may result in increased costs and diversion of management's attention;

Regional or general increases in the cost of living, particularly in the regions in which the Company has operations or sells its products or services, which may result in lower sales of such products and service; and

Risks associated with future acquisitions and investments, including changes in the composition of the Company's assets and liabilities through such acquisitions, diversion of management's attention from normal daily operations of the business and insufficient revenues to offset increased expenses associated with acquisitions.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but is not intended to be exhaustive. Therefore, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Undue reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Report or to reflect the occurrence of unanticipated events.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The following includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

The Company's market risk arises principally from interest rate risk related to its investment portfolio, its borrowing activities and the banking and lending activities of certain subsidiaries.

The Company's investment portfolio is primarily classified as available for sale, and consequently, is recorded on the balance sheet at fair value with unrealized gains and losses reflected in shareholders' equity. Included in the Company's available for sale investment portfolio are fixed income securities, which comprised approximately 69% of the Company's total investment portfolio at December 31, 2004. These fixed income securities are primarily rated "investment grade" or are U.S. governmental agency issued or guaranteed obligations. The estimated weighted average remaining life of these fixed income securities was approximately 1.1 years at December 31, 2004. The Company's fixed income securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. The Company's investment portfolio also includes its investment in WMIG, carried at its aggregate market value of $242,300,000. This investment is approximately 13% of the Company's total investment portfolio, and its value is subject to change if the market value of the WMIG stock rises or falls. At December 31, 2003, fixed income securities comprised approximately 70% of the Company's total investment portfolio and had an estimated weighted average remaining life of 2.0 years. At December 31, 2004 and 2003, the Company's portfolio of trading securities was not material.

The Company is subject to interest rate risk on its long-term fixed interest rate debt. Generally, the fair market value of debt securities with a fixed interest rate will increase as interest rates fall, and the fair market value will decrease as interest rates rise.

As previously discussed in this Report, the Company's banking and lending operations stopped originating all loans in 2003, and in 2004, sold the vast majority of its outstanding loans. Cash generated from the collections on and sales of its loan portfolios were used to retire customer deposits as they matured. The Company's banking and lending operations currently are not accepting new consumer or brokered deposits. The Company's banking and lending operations are subject to risk primarily resulting from interest rate fluctuations in its investment portfolio, which is classified as available for sale, repurchase agreements and customer deposits. The investment portfolio primarily consists of investments in mortgage-backed securities for which the underlying assets are adjustable rate mortgages with a weighted average repricing of approximately seven months. The Company's banking and lending operations employ leverage to enhance the investment returns; these fixed rate borrowings, comprised by the repurchase agreements, have an average term as of December 31, 2004 of approximately fifteen days. The principal objectives of the Company's banking and lending asset/liability management activities are to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk. The Company utilizes an interest rate sensitivity model as the primary quantitative tool in measuring the amount of interest rate risk that is present. The model quantifies the effects of various interest rate scenarios on the projected net interest margin over the ensuing twelve-month period.

The following table provides information about the Company's financial instruments used for purposes other than trading that are primarily sensitive to changes in interest rates. For investment securities and debt obligations, the table presents principal cash flows by expected maturity dates. For the variable rate notes receivable and variable rate borrowings, the weighted average interest rates are based on implied forward rates in the yield curve at the reporting date. For loans, securities and liabilities with contractual maturities, the table presents contractual principal cash flows adjusted for the Company's historical experience and prepayments of mortgage-backed securities. For banking and lending's variable rate products, the weighted average variable rates are based upon the rates at the reporting date. For money market deposits that have no contractual maturity, the table presents principal cash flows based on management's judgment. For interest rate swaps, the table presents notional amounts by contractual maturity date.

For additional information, see Notes 6, 11 and 20 of Notes to Consolidated Financial Statements.

	Expected Maturity Date							
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
				(Dollars in thousands)				
The Company, Excluding Banking and Lending:								
Rate Sensitive Assets:								
Available for Sale Fixed Income Securities:								
U.S. Government	$870,046	$ 8,456	$ –	$ –	$ –	$ –	$ 878,502	$ 878,502
Weighted Average Interest Rate	1.75%	2.35%	–	–	–	–		
Other Fixed Maturities:								
Rated Investment Grade	$ 21,900	$ 6,226	$ 2,616	$ 1,918	$ –	$ 7,610	$ 40,270	$ 40,270
Weighted Average Interest Rate	2.16%	6.09%	5.90%	2.63%	–	2.43%		
Rated Less Than Investment Grade/Not Rated	$ 47,367	$ 17,699	$ 77,338	$48,535	$ 10,921	$ 2,505	$ 204,365	$ 204,365
Weighted Average Interest Rate	4.58%	8.04%	11.55%	5.86%	11.52%	11.95%		
Rate Sensitive Liabilities:								
Fixed Interest Rate Borrowings	$ 22,256	$ 27,057	$ 3,525	$19,418	$ 1,870	$983,839	$1,057,965	$1,171,615
Weighted Average Interest Rate	6.26%	6.31%	7.07%	6.63%	7.44%	6.18%		
Variable Interest Rate Borrowings	$ 24,640	$ 42,330	$ 14,455	$ 4,640	$117,378	$268,992	$ 472,435	$ 472,435
Weighted Average Interest Rate	7.21%	7.88%	8.20%	8.60%	8.91%	9.93%		
Rate Sensitive Derivative Financial Instruments:								
Euro currency swap	$ 2,085	$ 2,085	$ 2,085	$ 2,085	$ 2,085	$ 522	$ 10,947	$ (5,800)
Average Pay Rate	5.89%	5.89%	5.89%	5.89%	5.89%	5.89%		
Average Receive Rate	7.60%	7.60%	7.60%	7.60%	7.60%	7.60%		
Pay Fixed/Receive Variable Interest Rate Swap	$ 2,114	$ 2,114	$ 2,114	$ 2,114	$ 2,114	$ 34,992	$ 45,562	$ (2,342)
Average Pay Rate	5.01%	5.01%	5.01%	5.01%	5.01%	5.01%		
Average Receive Rate	3.51%	3.92%	4.28%	4.64%	5.00%	5.42%		
Off-Balance Sheet Items:								
Unused Lines of Credit	$ –	$ –	$110,000	$ –	$ –	$ –	$ 110,000	$ 110,000
Weighted Average Interest Rate	5.01%	5.42%	5.49%	–	–	–		
Banking and Lending:								
Rate Sensitive Assets:								
Variable Interest Rate Securities	$ 31,463	$ 28,586	$ 20,139	$14,454	$ 9,228	$ 37,728	$ 141,598	$ 141,598
Weighted Average Interest Rate	4.79%	4.97%	4.99%	4.98%	5.00%	4.99%	4.94%	
Fixed Interest Rate Loans	$ 1,539	$ 278	$ 109	$ 5	$ 1	$ –	$ 1,932	$ 1,932
Weighted Average Interest Rate	16.95%	14.23%	16.16%	18.49%	19.99%	–	16.51%	
Variable Interest Rate Loans	$ 496	$ 235	$ 219	$ 208	$ 197	$ 1,017	$ 2,372	$ 2,372
Weighted Average Interest Rate	6.26%	6.68%	6.68%	6.67%	6.67%	6.53%	6.53%	
Rate Sensitive Liabilities:								
Money Market Deposits	$ 6,836	$ –	$ –	$ –	$ –	$ –	$ 6,836	$ 6,836
Weighted Average Interest Rate	.90%	–	–	–	–	–	.90%	
Time Deposits	$ 11,636	$ 2,933	$ 3,162	$ 24	$ –	$ –	$ 17,755	$ 18,073
Weighted Average Interest Rate	5.51%	4.93%	4.60%	1.00%	–	–	5.24%	
Fixed Interest Rate Borrowings	$ 21,341	$ –	$ –	$ –	$ –	$ –	$ 21,341	$ 21,341
Weighted Average Interest Rate	2.40%	–	–	–	–	–	2.40%	
Off-Balance Sheet Items:								
Unused Lines of Credit	$ –	$ –	$ –	$ –	$ –	$ 17,000	$ 17,000	$ 17,000
Weighted Average Interest Rate	–	–	–	–	–	2.34%	2.34%	

Item 8. Financial Statements and Supplementary Data.

Financial Statements and supplementary data required by this Item 8 are set forth at the pages indicated in Item 15(a) below.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Evaluation of disclosure controls and procedures

(a) The Company's management evaluated, with the participation of the Company's principal executive and principal financial officers, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of December 31, 2004. Based on their evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures were effective as of December 31, 2004.

Changes in internal control over financial reporting

(b) There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's fiscal quarter ended December 31, 2004, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, the Company's management used the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment and those criteria, management concluded that, as of December 31, 2004, the Company's internal control over financial reporting was effective.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The information to be included under the caption "Election of Directors" and "Information Concerning the Board and Board Committees" in the Company's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A of the Exchange Act in connection with the 2005 annual meeting of shareholders of the Company (the "Proxy Statement") is incorporated herein by reference. In addition, reference is made to Item 10 in Part I of this Report.

Item 11. Executive Compensation.

The information to be included under the caption "Executive Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

Equity Compensation Plan Information

The following table summarizes information regarding the Company's equity compensation plans as of December 31, 2004. All outstanding awards relate to the Company's common stock.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,277,430	$32.72	175,575
Equity compensation plans not approved by security holders	–	–	–
Total	1,277,430	$32.72	175,575

The information to be included under the caption "Present Beneficial Ownership of Common Shares" in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

The information to be included under the caption "Executive Compensation–Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information to be included under the caption "Principal Accounting Fees and Services" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1)(2) **Financial Statements and Schedules.**

(3) **Executive Compensation Plans and Arrangements. See Item 15(b) below for a complete list of Exhibits to this Report.**

1999 Stock Option Plan (filed as Annex A to the Company's Proxy Statement dated April 9, 1999 (the "1999 Proxy Statement")).

Form of Grant Letter for the 1999 Stock Option Plan.

Amended and Restated Shareholders Agreement dated as of June 30, 2003 among the Company, Ian M. Cumming and Joseph S. Steinberg (filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the "2003 10-K")).

Leucadia National Corporation 2003 Senior Executive Annual Incentive Bonus Plan (filed as Annex A to the Company's Proxy Statement dated April 17, 2003 (the "2003 Proxy Statement")).

Employment Agreement made as of December 28, 1993 by and between the Company and Ian M. Cumming (filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (the "1993 10-K")).

Amendment, dated as of May 5, 1999, to the Employment Agreement made as of December 28, 1993 by and between the Company and Ian M. Cumming (filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (the "2001 10-K")).

Employment Agreement made as of December 28, 1993 by and between the Company and Joseph S. Steinberg (filed as Exhibit 10.18 to the 1993 10-K).

Amendment, dated as of May 5, 1999, to the Employment Agreement made as of December 28, 1993 by and between the Company and Joseph S. Steinberg (filed as Exhibit 10.21 to the 2001 10-K).

Deferred Compensation Agreement between the Company and Thomas E. Mara dated as of December 20, 2001 (filed as Exhibit 10.28 to the 2001 10-K).

(b) **Exhibits.**

We will furnish any exhibit upon request made to our Corporate Secretary, 315 Park Avenue South, New York, NY 10010. We charge $.50 per page to cover expenses of copying and mailing.

3.1	Restated Certificate of Incorporation (filed as Exhibit 5.1 to the Company's Current Report on Form 8-K dated July 14, 1993).*
3.2	Certificate of Amendment of the Certificate of Incorporation dated as of May 14, 2002 (filed as Exhibit 3.2 to the 2003 10-K).*
3.3	Certificate of Amendment of the Certificate of Incorporation dated as of December 23, 2002 (filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (the "2002 10-K")).*
3.4	Amended and Restated By-laws as amended through March 9, 2004 (filed as Exhibit 3.4 to the 2003 10-K).*
3.5	Certificate of Amendment of the Certificate of Incorporation dated as of May 13, 2004.
4.1	The Company undertakes to furnish the Securities and Exchange Commission, upon written request, a copy of all instruments with respect to long-term debt not filed herewith.
10.1	1999 Stock Option Plan (filed as Annex A to the 1999 Proxy Statement).*
10.2	Articles and Agreement of General Partnership, effective as of April 15, 1985, of Jordan/Zalaznick Capital Company (filed as Exhibit 10.20 to the Company's Registration Statement No. 33-00606).*
10.3(a)	Fiber Lease Agreement, dated April 26, 2002, between Williams Communications, LLC ("WCL") and Metromedia Fiber National Network, Inc. ("MFNN") (filed as Exhibit 10.48 to WilTel's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (the "WilTel 10-K")).*
10.3(b)	First Amendment, dated October 10, 2002, to Fiber Lease Agreement, dated April 26, 2002, among WCL, MFNN and Metromedia Fiber Network Services, Inc. ("MFNS") (filed as Exhibit 10.3(b) to the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003 (the "2003 10-K/A")).*
10.3(c)	Second Amendment, dated February 14, 2003, to Fiber Lease Agreement, dated April 26, 2002, among WCL, MFNN and MFNS (filed as Exhibit 10.48 to the WilTel 10-K)).*
10.3(d)	Colocation and Maintenance Agreement, dated April 26, 2002, between WCL and MFNN (filed as Exhibit 10.48 to the WilTel 10-K).*
10.3(e)	First Amendment, dated October 10, 2002, to Colocation and Maintenance Agreement, dated April 26, 2002, among WCL, MFNN and MFNS (filed as Exhibit 10.48 to the WilTel 10-K).*
10.3(f)	Second Amendment, dated February 14, 2003, to Colocation and Maintenance Agreement, dated April 26, 2002, among WCL, MFNN and MFNS (filed as Exhibit 10.48 to the WilTel 10-K).*
10.4	Form of Grant Letter for the 1999 Stock Option Plan.
10.5	Amended and Restated Shareholders Agreement dated as of June 30, 2003 among the Company, Ian M. Cumming and Joseph S. Steinberg (filed as Exhibit 10.5 to the 2003 10-K).*
10.6	Form of Amended and Restated Revolving Credit Agreement (the "Revolving Credit Agreement") dated as of March 11, 2003 between the Company, Fleet National Bank as Administrative Agent, The Chase Manhattan Bank, as Syndication Agent, and the Banks signatory thereto, with Fleet Boston Robertson Stephens, Inc., as Arranger (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003).*
10.7	Amendment, dated as of March 31, 2004, to the Revolving Credit Agreement.

* Incorporated by reference.

10.8 Amendment, dated as of June 29, 2004, to the Revolving Credit Agreement.

10.9 Leucadia National Corporation 2003 Senior Executive Annual Incentive Bonus Plan (filed as Annex A to the 2003 Proxy Statement).*

10.10 Employment Agreement made as of December 28, 1993 by and between the Company and Ian M. Cumming (filed as Exhibit 10.17 to the Company's 1993 10-K).*

10.11 Amendment, dated as of May 5, 1999, to the Employment Agreement made as of December 28, 1993 by and between the Company and Ian M. Cumming (filed as Exhibit 10.19 to the 2001 10-K).*

10.12 Employment Agreement made as of December 28, 1993 by and between the Company and Joseph S. Steinberg (filed as Exhibit 10.18 to the 1993 10-K).*

10.13 Amendment, dated as of May 5, 1999, to the Employment Agreement made as of December 28, 1993 by and between the Company and Joseph S. Steinberg (filed as Exhibit 10.21 to the 2001 10-K).*

10.14 Management Services Agreement dated as of February 26, 2001 among The FINOVA Group Inc., the Company and Leucadia International Corporation (filed as Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).*

10.15 Voting Agreement, dated August 21, 2001, by and among Berkadia LLC, Berkshire Hathaway Inc., the Company and The FINOVA Group Inc. (filed as Exhibit 10.J to the Company's Current Report on Form 8-K dated August 27, 2001).*

10.16 Deferred Compensation Agreement between the Company and Thomas E. Mara dated as of December 20, 2001 (filed as Exhibit 10.28 to the 2001 10-K).*

10.17 Settlement Agreement dated as of July 26, 2002, by and among The Williams Companies Inc. ("TWC"), Williams Communications Group, Inc. ("WCG"), CG Austria, Inc., the official committee of unsecured creditors and the Company (filed as Exhibit 99.2 to the Current Report on Form 8-K of WCG dated July 31, 2002 (the "WCG July 31, 2002 8-K")).*

10.18 Investment Agreement, dated as of July 26, 2002, by and among the Company, WCG and, for purposes of Section 7.4 only, WCL (filed as Exhibit 99.4 to the WCG July 31, 2002 8-K).*

10.19 First Amendment, made as of September 30, 2002, to the Investment Agreement, dated as of July 26, 2002, by and among the Company, WCG and WCL (filed as Exhibit 99.4 to the Current Report on Form 8-K of WCG dated October 24, 2002 (the "WilTel October 24, 2002 8-K")).*

10.20 Second Amendment, made as of October 15, 2002, to the Investment Agreement, dated as of July 26, 2002, as amended on September 30, 2002, by and among the Company, WCG and WCL (filed as Exhibit 99.5 to the WilTel October 24, 2002 8-K).*

10.21 Purchase and Sale Agreement, dated as of July 26, 2002, by and between TWC and the Company (filed as Exhibit 99.5 to the Company's Current Report on Form 8-K dated July 31, 2002).*

10.22 Amendment, made as of October 15, 2002, to the Purchase and Sale Agreement, dated as of July 26, 2002, by and among the Company and TWC (filed as Exhibit 99.2 to the WilTel October 24, 2002 8-K).*

10.23 Escrow Agreement, dated as of October 15, 2002, among the Company, TWC, WilTel and The Bank of New York, as Escrow Agent (filed as Exhibit 99.3 to the WilTel October 24, 2002 8-K).*

---

* Incorporated by reference.

10.24 Share Purchase Agreement, dated April 17, 2002 between LUK Fidei L.L.C. and Hampton Trust PLC (filed as Exhibit 10.37 to the 2002 10-K).*

10.25 Reiterative Share Purchase Agreement, dated June 4, 2002, among Savits AB Private, Hampton Trust Holding (Europe) SA, John C. Jones and Herald Century Consolidated SA (filed as Exhibit 10.38 to the 2002 10-K).*

10.26 Agreement and Plan of Merger, dated August 21, 2003, among the Company, Wrangler Acquisition Corp. and WilTel (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated August 22, 2003).*

10.27 Stock Purchase Agreement, dated as of October 21, 2002, between HomeFed Corporation ("HomeFed") and the Company (filed as Exhibit 10.1 to the Current Report on Form 8-K of HomeFed dated October 22, 2002).*

10.28 Second Amended and Restated Berkadia LLC Operating Agreement, dated December 2, 2002, by and among BH Finance LLC and WMAC Investment Corporation (filed as Exhibit 10.40 to the 2002 10-K).*

10.29 Subscription Agreement made and entered into as of December 23, 2002 by and among the Company and each of the entities named in Schedule I thereto (filed as Exhibit 10.41 to the 2002 10-K).*

10.30 Amended and Restated Alliance Agreement between Telefonos de Mexico, S.A. de C.V. and Williams Communications, Inc., dated May 25, 1999 (filed as Exhibit 10.2 to WCG's Equity Registration Statement, Amendment No. 8, dated September 29, 1999).*

10.31 Master Alliance Agreement between SBC Communications Inc. and Williams Communications, Inc. dated February 8, 1999 (filed as Exhibit 10.10 to WCG's Equity Registration Statement, Amendment No. 1, dated May 27, 1999).*

10.32 Transport Services Agreement dated February 8, 1999, between Southwestern Bell Communication Services, Inc. and Williams Communications, Inc. (filed as Exhibit 10.11 to WCG's Equity Registration Statement, Amendment No. 1, dated May 27, 1999).*

10.33 Copy of WCG's April 22, 2002, agreement with principal creditor group (filed as Exhibit 10.1 to WCG's Current Report on Form 8-K dated April 22, 2002 (the "WCG April 22, 2002 8-K")).*

10.34 Copy of WCG's agreement with TWC (filed as Exhibit 10.2 to the WCG April 22, 2002 8-K).*

10.35 First Amended Joint Chapter 11 Plan of Reorganization of WCG and CG Austria, filed with the Bankruptcy Court as Exhibit 1 to the Settlement Agreement (filed as Exhibit 99.3 to the WCG July 31, 2002 8-K).*

10.36 Real Property Purchase and Sale Agreement among WilTel, Williams Headquarters Building Company, Williams Technology Center, LLC, WCL, and Williams Aircraft Leasing, LLC, dated July 26, 2002, filed with the Bankruptcy Court as Exhibit 4 to the Settlement Agreement (filed as Exhibit 99.6 to the WCG July 31, 2002 8-K).*

10.37 List of TWC Continuing Contracts, filed with the Bankruptcy Court as Exhibit 5 to the Settlement Agreement (filed as Exhibit 99.7 to the WCG July 31, 2002 8-K).*

10.38 Agreement for the Resolution of Continuing Contract Disputes among WCG, WCL and TWC, dated July 26, 2002, filed with the Bankruptcy Court as Exhibit 6 to the Settlement Agreement (filed as Exhibit 99.8 to the WCG July 31, 2002 8-K).*

10.39 Tax Cooperation Agreement between WCG and TWC, dated July 26, 2002, filed with the Bankruptcy Court as Exhibit 7 to the Settlement Agreement (filed as Exhibit 99.9 to the WCG July 31, 2002 8-K).*

---

* Incorporated by reference.

10.40	Amendment to Trademark License Agreement between WCG and TWC, dated July 26, 2002, filed with the Bankruptcy Court as Exhibit to the Settlement Agreement (filed as Exhibit 99.10 to the WCG July 31, 2002 8-K).*
10.41	Assignment of Rights between Williams Information Services Corporation and WCL, dated July 26, 2002, filed with the Bankruptcy Court as Exhibit 9 to the Settlement Agreement (filed as Exhibit 99.11 to the WCG July 31, 2002 8-K).*
10.42	Guaranty Indemnification Agreement between WCG and TWC, dated July 26, 2002, filed with the Bankruptcy Court as Exhibit 10 to the Settlement Agreement (filed as Exhibit 99.12 to the WCG July 31, 2002 8-K).*
10.43	Declaration of Trust, dated as of October 15, 2002, by and among WCG, WilTel and the Residual Trustee (filed as Exhibit 99.1 to the WilTel October 24, 2002 8-K).*
10.44	Amendment No. 1, dated as of October 15, 2002, to the Real Property Purchase and Sale Agreement, dated as of July 26, 2002, among Williams Headquarters Building Company, WTC, WCL, WCG and Williams Communications Aircraft, LLC (filed as Exhibit 99.15 to the WilTel October 24, 2002 8-K).*
10.45	Pledge Agreement dated as of October 15, 2002, by CG Austria, Inc., as pledgor, to Williams Headquarters Building Company, as pledgee (filed as Exhibit 10.42 to the WilTel 10-K).*
10.46	First Amendment to Master Alliance Agreement between SBC Communications Inc. and Williams Communications, Inc., by and between SBC Communications Inc. and WCL, effective as of September 23, 2002 (filed as Exhibit 10.43 to the WilTel 10-K).*
10.47	First Amendment to Transport Services Agreement among Southwestern Bell Communications Services Inc., SBC Operations, Inc. and Williams Communications, Inc., by and among Southwestern Bell Communications Services Inc., SBC Operations, Inc. and Williams Communications, Inc., dated September 29, 2000 (filed as Exhibit 10.44 to the WilTel 10-K).*
10.48	Second Amendment to Transport Services Agreement, as amended by Amendment No. 1 dated September 29, 2000, by and among Southwestern Bell Communications Services Inc., SBC Operations, Inc. and WCL, effective as of June 25, 2001 (filed as Exhibit 10.45 to the WilTel 10-K).*
10.49	Third Amendment to Transport Services Agreement, as amended by Amendment No. 1 dated September 20, 2000, and Amendment No. 2 dated June 25, 2001, by and among Southwestern Bell Communications Services Inc., SBC Operations, Inc. and WCL, effective as of September 23, 2002 (filed as Exhibit 10.46 to the WilTel 10-K).*
10.50(a)	Fiber Lease Agreement, dated April 26, 2002, between Metromedia Fiber Network Services, Inc. ("MFNS") and WCL (filed as Exhibit 10.47 to the WilTel 10-K).*
10.50(b)	First Amendment, dated October 10, 2002, to Fiber Lease Agreement, dated April 26, 2002, between MFNS and WCL (filed as Exhibit 10.55(b) to the 2003 10-K/A).*
10.50(c)	Colocation and Maintenance Agreement, dated April 26, 2002, between MFNS and WCL (filed as Exhibit 10.47 to the WilTel 10-K).*
10.50(d)	First Amendment, dated October 10, 2002, to Colocation and Maintenance Agreement, dated April 26, 2002, between MFNS and WCL (filed as Exhibit 10.47 to the WilTel 10-K).*
10.50(e)	Lease Agreement #2, dated April 26, 2002, between MFNS and WCL (filed as Exhibit 10.47 to the WilTel 10-K).*
10.50(f)	First Amendment, dated October 10, 2002, to Lease Agreement #2, dated April 26, 2002, between MFNS and WCL (filed as Exhibit 10.55(f) to the 2003 10-K/A).*

* Incorporated by reference.

10.51 Amendment No. 2 to Master Alliance Agreement and Amendment No. 4 to Transport Services Agreement, dated December 31, 2003, amending the (a) Master Alliance Agreement, effective as of February 8, 1999, as amended by Amendment No. 1 effective September 23, 2002, by and between WCL, and SBC Communications Inc. and (b) Transport Services Agreement, effective as of February 8, 1999, as amended by Amendment No. 1 dated as of September 29, 2000, Amendment No. 2 and Amendment No. 3 dated as of September 23, 2002 by and among WCL, SBC Operations, Inc., and Southwestern Bell Communications Services Inc. (filed as Exhibit 10.56 to the 2003 10-K/A).*

10.52 Third Amended and Restated Credit And Guaranty Agreement, dated as of September 8, 1999, as amended and restated as of April 25, 2001, as further amended and restated as of October 15, 2002, and as further amended and restated as of September 24, 2004, among WilTel, WilTel Communications, LLC, certain of its domestic subsidiaries, as loan parties, the several banks and other financial institutions or entities from time to time parties thereto as lenders, Credit Suisse First Boston, acting through its Cayman Islands branch, as administrative agent, as first lien administrative agent and as second lien administrative agent, and Wells Fargo Foothill, LLC, as syndication agent (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated September 24, 2002 (the "Company's September 24, 2002 8-K")).*

10.53 Second Amended and Restated Security Agreement, dated as of April 23, 2001, as amended and restated as of October 15, 2002, and as further amended and restated as of September 24, 2004, among WilTel, WilTel Communications, LLC, and the additional grantors party thereto in favor of Credit Suisse First Boston, acting through its Cayman Islands branch, as administrative agent, as first lien administrative agent and as second lien administrative agent (filed as Exhibit 99.2 to the Company's September 24, 2002 8-K).*

10.54 Exhibit 1 to the Agreement and Plan of Reorganization between the Company and TLC Associates, dated February 23, 1989 (filed as Exhibit 3 to Amendment No. 12 to the Schedule 13D dated December 29, 2004 of Ian M. Cumming and Joseph S. Steinberg with respect to the Company).*

10.55 Letter Agreement, dated February 3, 2005, between the Company and Jefferies & Company, Inc.

21 Subsidiaries of the registrant.

23.1 Consent of PricewaterhouseCoopers LLP with respect to the incorporation by reference into the Company's Registration Statement on Form S-8 (File No. 2-84303), Form S-8 and S-3 (File No. 33-6054), Form S-8 and S-3 (File No. 33-26434), Form S-8 and S-3 (File No. 33-30277), Form S-8 (File No. 33-61682), Form S-8 (File No. 33-61718), Form S-8 (File No. 333-51494), Form S-3 (File No. 333-118102) and Form S-3 (File No. 333-122047).

23.2 Consent of PricewaterhouseCoopers, with respect to the inclusion in this Annual Report on Form 10-K the financial statements of Olympus Re Holdings, Ltd. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 2-84303), Form S-8 and S-3 (No. 33-6054), Form S-8 and S-3 (No. 33-26434), Form S-8 and S-3 (No. 33-30277), Form S-8 (No. 33-61682), Form S-8 (No. 33-61718), Form S-8 (No. 333-51494), Form S-3 (File No. 333-118102) and Form S-3 (File No. 333-122047).

* Incorporated by reference.

23.3	Consent of independent auditors from Ernst & Young LLP with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of Berkadia LLC and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 2-84303), Form S-8 and S-3 (No. 33-6054), Form S-8 and S-3 (No. 33-26434), Form S-8 and S-3 (No. 33-30277), Form S-8 (No. 33-61682), Form S-8 (No. 33-61718), Form S-8 (No. 333-51494), Form S-3 (File No. 333-118102) and Form S-3 (File No. 333-122047).**
23.4	Consent of independent auditors from Ernst & Young LLP with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of The FINOVA Group Inc. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 2-84303), Form S-8 and S-3 (No. 33-6054), Form S-8 and S-3 (No. 33-26434), Form S-8 and S-3 (No. 33-30277), Form S-8 (No. 33-61682), Form S-8 (No. 33-61718), Form S-8 (No. 333-51494), Form S-3 (File No. 333-118102) and Form S-3 (File No. 333-122047).**
23.5	Consent of independent auditors from BDO Seidman, LLP with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of EagleRock Capital Partners (QP), LP and EagleRock Master Fund, LP and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 2-84303), Form S-8 and S-3 (No. 33-6054), Form S-8 and S-3 (No. 33-26434), Form S-8 and S-3 (No. 33-30277), Form S-8 (No. 33-61682), Form S-8 (No. 33-61718), Form S-8 (No. 333-51494), Form S-3 (File No. 333-118102) and Form S-3 (File No. 333-122047).
23.6	Consent of independent auditors from Ernst & Young LLP with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of WilTel Communications Group, Inc. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 2-84303), Form S-8 and S-3 (No. 33-6054), Form S-8 and S-3 (No. 33-26434), Form S-8 and S-3 (No. 33-30277), Form S-8 (No. 33-61682), Form S-8 (No. 33-61718), Form S-8 (No. 333-51494), Form S-3 (File No. 333-118102) and Form S-3 (File No. 333-122047).
31.1	Certification of Chairman of the Board and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of President pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.3	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chairman of the Board and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ***
32.2	Certification of President pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***
32.3	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***

(c) **Financial statement schedules.**

(1) Berkadia LLC financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002.**

** To be filed by amendment pursuant to Item 3-09(b) of Regulation S-X.

*** Furnished herewith pursuant to item 601(b) (32) of Regulation S-K.

(2) Olympus Re Holdings, Ltd. consolidated financial statements as of December 31, 2004 and 2003 for the years ended December 31, 2004, 2003 and 2002.

(3) The FINOVA Group Inc. and subsidiaries consolidated financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002.**

(4) EagleRock Capital Partners (QP), LP financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 and EagleRock Master Fund, LP financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004 and 2003 and for the period from May 1, 2002 (commencement of operations) to December 31, 2002.

(5) WilTel Communications Group, Inc. consolidated financial statements as of November 5, 2003 (Successor Company), and for the periods from January 1, 2003 through November 5, 2003, and November 1, 2002 through December 31, 2002 (Successor Company) and the periods January 1, 2002 through October 31, 2002 (Predecessor Company).

** To be filed by amendment pursuant to Item 3-09(b) of Regulation S-X.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEUCADIA NATIONAL CORPORATION

March 14, 2005

By: /s/ Barbara L. Lowenthal
Barbara L. Lowenthal
Vice President and Comptroller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the date set forth above.

Signature	Title
/s/ IAN M. CUMMING Ian M. Cumming	Chairman of the Board (Principal Executive Officer)
/s/ JOSEPH S. STEINBERG Joseph S. Steinberg	President and Director (Principal Executive Officer)
/s/ JOSEPH A. ORLANDO Joseph A. Orlando	Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ BARBARA L. LOWENTHAL Barbara L. Lowenthal	Vice President and Comptroller (Principal Accounting Officer)
/s/ PAUL M. DOUGAN Paul M. Dougan	Director
/s/ LAWRENCE D. GLAUBINGER Lawrence D. Glaubinger	Director
/s/ ALAN J. HIRSCHFIELD Alan J. Hirschfield	Director
/s/ JAMES E. JORDAN James E. Jordan	Director
/s/ JEFFREY C. KEIL Jeffrey C. Keil	Director
/s/ JESSE CLYDE NICHOLS, III Jesse Clyde Nichols, III	Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Leucadia National Corporation

We have completed an integrated audit of Leucadia National Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedules

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Leucadia National Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We did not audit the financial statements of WilTel for the period from January 1, 2003 through November 5, 2003. For this period, WilTel was accounted for on the equity method and from January 1, 2003 through November 5, 2003 had a net loss of approximately $109,000,000, of which the Company's 47.4% share was approximately $52,000,000. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for WilTel, is based on the report of other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in "Management's Report on Internal Control Over Financial Reporting", in Part II, Item 9A of this Report, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
New York, New York
March 11, 2005

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2004 and 2003

(Dollars in thousands, except par value)

	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	**$ 486,948**	$ 214,390
Investments	**1,106,322**	714,363
Trade, notes and other receivables, net	**414,552**	372,104
Prepaids and other current assets	**52,127**	49,506
Total current assets	**2,059,949**	1,350,363
Non-current investments	**726,782**	673,742
Notes and other receivables, net	**16,906**	193,459
Other assets	**203,096**	223,970
Property, equipment and leasehold improvements, net	**1,332,876**	1,524,718
Investments in associated companies	**460,794**	430,912
Total	**$4,800,403**	$4,397,164
Liabilities		
Current liabilities:		
Trade payables and expense accruals	**$ 407,350**	$ 377,473
Deferred revenue	**52,632**	47,311
Other current liabilities	**94,956**	89,390
Customer banking deposits due within one year	**18,472**	103,331
Debt due within one year	**68,237**	23,956
Income taxes payable	**17,690**	15,867
Total current liabilities	**659,337**	657,328
Long-term deferred revenue	**161,206**	156,582
Other non-current liabilities	**213,309**	234,446
Non-current customer banking deposits	**6,119**	42,201
Long-term debt	**1,483,504**	1,154,878
Total liabilities	**2,523,475**	2,245,435
Commitments and contingencies		
Minority interest	**18,275**	17,568
Shareholders' Equity		
Common shares, par value $1 per share, authorized 150,000,000 shares; 107,600,403 and 106,235,253 shares issued and outstanding, after deducting 42,399,597 shares held in treasury	**107,600**	106,235
Additional paid-in capital	**598,504**	577,863
Accumulated other comprehensive income	**136,138**	152,251
Retained earnings	**1,416,411**	1,297,812
Total shareholders' equity	**2,258,653**	2,134,161
Total	**$4,800,403**	$4,397,164

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

For the years ended December 31, 2004, 2003 and 2002

(In thousands, except per share amounts)

	2004	2003	2002
Revenues and Other Income:			
Telecommunications	**$1,582,948**	$231,930	$ –
Healthcare	**257,262**	71,039	–
Manufacturing	**64,055**	53,327	50,744
Finance	**10,037**	55,091	87,812
Investment and other income	**204,873**	127,631	133,667
Net securities gains (losses)	**142,936**	9,953	(37,066)
	2,262,111	548,971	235,157
Expenses:			
Cost of sales:			
Telecommunications	**1,129,248**	167,653	–
Healthcare	**216,333**	61,280	–
Manufacturing	**45,055**	38,998	33,963
Interest	**96,787**	43,002	32,975
Salaries	**187,880**	58,394	41,814
Depreciation and amortization	**226,080**	57,297	16,253
Selling, general and other expenses	**305,443**	154,100	149,296
	2,206,826	580,724	274,301
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income of associated companies	**55,285**	(31,753)	(39,144)
Income tax (benefit) provision:			
Current	**(27,434)**	(19,692)	(116,027)
Deferred	**7,242**	(23,750)	(28,048)
	(20,192)	(43,442)	(144,075)
Income from continuing operations before minority expense of trust preferred securities and equity in income of associated companies	**75,477**	11,689	104,931
Minority expense of trust preferred securities, net of taxes	**–**	(2,761)	(5,521)
Equity in income of associated companies, net of taxes	**76,479**	76,947	54,712
Income from continuing operations	**151,956**	85,875	154,122
Income (loss) from discontinued operations, net of taxes	**(8,269)**	3,681	2,989
Gain on disposal of discontinued operations, net of taxes	**1,813**	7,498	4,512
Net income	**$ 145,500**	$ 97,054	$ 161,623
Basic earnings (loss) per common share:			
Income from continuing operations	**$1.42**	$ .94	$1.85
Income (loss) from discontinued operations	**(.08)**	.04	.04
Gain on disposal of discontinued operations	**.02**	.08	.05
Net income	**$1.36**	$1.06	$1.94
Diluted earnings (loss) per common share:			
Income from continuing operations	**$1.40**	$ .93	$1.83
Income (loss) from discontinued operations	**(.08)**	.04	.04
Gain on disposal of discontinued operations	**.02**	.08	.05
Net income	**$1.34**	$1.05	$1.92

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2004, 2003 and 2002

(In thousands, except par value and per share amounts)

	Series A Non-Voting Convertible Preferred Stock	Common Shares $1 Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance, January 1, 2002	$ –	$ 82,977	$ 27,132	$ 14,662	$1,070,682	$1,195,453
Comprehensive income:						
Net change in unrealized gain (loss) on investments, net of taxes of $14,215				26,331		26,331
Net change in unrealized foreign exchange gain (loss), net of taxes of $1,691				16,375		16,375
Net change in unrealized gain (loss) on derivative instruments, net of taxes of $724				(1,343)		(1,343)
Net income					161,623	161,623
Comprehensive income						202,986
Issuance of convertible preferred shares	47,507					47,507
Issuance of common shares		4,361	97,132			101,493
Exercise of options to purchase common shares		69	973			1,042
Purchase of stock for treasury		(4)	(111)			(115)
Dividends ($.17 per common share)					(13,841)	(13,841)
Balance, December 31, 2002	47,507	87,403	125,126	56,025	1,218,464	1,534,525
Comprehensive income:						
Net change in unrealized gain (loss) on investments, net of taxes of $55,738				103,776		103,776
Net change in unrealized foreign exchange gain (loss), net of taxes of $701				7,739		7,739
Net change in unrealized gain (loss) on derivative instruments, net of taxes of $888				(1,650)		(1,650)
Net change in minimum pension liability, net of taxes of $7,345				(13,639)		(13,639)
Net income					97,054	97,054
Comprehensive income						193,280
Issuance of common shares on acquisition of WilTel Communications Group, Inc.		16,735	406,095			422,830
Conversion of convertible preferred shares into common shares	(47,507)	2,022	45,485			–
Exercise of options to purchase common shares		79	1,214			1,293
Purchase of stock for treasury		(4)	(57)			(61)
Dividends ($.17 per common share)					(17,706)	(17,706)
Balance, December 31, 2003	–	106,235	577,863	152,251	1,297,812	2,134,161
Comprehensive income:						
Net change in unrealized gain (loss) on investments, net of taxes of $0				(8,592)		(8,592)
Net change in unrealized foreign exchange gain (loss), net of taxes of $0				6,807		6,807
Net change in unrealized gain (loss) on derivative instruments, net of taxes of $0				(355)		(355)
Net change in minimum pension liability, net of taxes of $0				(13,973)		(13,973)
Net income					145,500	145,500
Comprehensive income						129,387
Exercise of warrants to purchase common shares		1,200	17,960			19,160
Exercise of options to purchase common shares		165	2,681			2,846
Dividends ($.25 per common share)					(26,901)	(26,901)
Balance, December 31, 2004	$ –	$107,600	$598,504	$136,138	$1,416,411	$2,258,653

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2004, 2003 and 2002

(In thousands)

	2004	2003	2002
Net cash flows from operating activities:			
Net income	**$ 145,500**	$ 97,054	$ 161,623
Adjustments to reconcile net income to net cash provided by (used for) operations:			
Deferred income tax provision (benefit)	**7,242**	(23,847)	(28,048)
Depreciation and amortization of property, equipment and leasehold improvements	**232,600**	65,723	21,624
Other amortization	**3,316**	(4,624)	(5,427)
Provision for doubtful accounts	**(5,366)**	20,098	36,248
Net securities (gains) losses	**(142,936)**	(9,953)	37,066
Equity in income of associated companies, net of taxes	**(76,479)**	(76,947)	(54,712)
Distributions from associated companies	**23,878**	25,359	43,807
Gain on disposal of real estate, property and equipment, loan receivables and other assets	**(60,866)**	(23,429)	(35,051)
Gain on disposal of discontinued operations	**(1,813)**	(7,498)	(4,512)
Investments classified as trading, net	**(68,612)**	(8,133)	48,990
Net change in:			
Trade, notes and other receivables	**19,578**	(18,306)	10,681
Prepaids and other assets	**11,491**	(10,687)	(1,021)
Trade payables and expense accruals	**19,654**	(10,996)	11,936
Other liabilities	**(52,250)**	(18,931)	(4,243)
Deferred revenue	**9,945**	2,045	–
Income taxes payable	**1,823**	(14,276)	(137,327)
Other	**1,732**	(3,158)	2,934
Net change in net assets of discontinued operations	**–**	(3,994)	(5,384)
Net cash provided by (used for) operating activities	**68,437**	(24,500)	99,184
Net cash flows from investing activities:			
Acquisition of property, equipment and leasehold improvements	**(97,412)**	(84,665)	(17,106)
Acquisition of and capital expenditures for real estate investments	**(23,022)**	(67,925)	(20,748)
Proceeds from disposals of real estate, property and equipment, and other assets	**123,302**	111,134	108,146
Investment in WilTel, Symphony and WebLink, net of cash acquired	**–**	114,524	–
Proceeds from disposal of discontinued operations, net of expenses	**22,311**	–	66,241
Reduction in cash related to sale of subsidiary, net of cash proceeds from sale	**–**	(4,466)	(18,979)
Advances on loan receivables	**–**	(2,981)	(81,650)
Principal collections on loan receivables	**41,862**	138,259	174,718
Proceeds from sale of loan receivables	**157,134**	–	–
Advances on notes receivables	**(400)**	(2,279)	(2,390)
Collections on notes receivables	**27,789**	14,176	4,373
Investments in associated companies	**(69,398)**	(22,350)	(375,307)
Capital distributions from associated companies	**5,632**	7,174	–
Purchases of investments (other than short-term)	**(2,534,404)**	(1,655,294)	(1,143,361)
Proceeds from maturities of investments	**869,707**	555,148	657,487
Proceeds from sales of investments	**1,460,181**	683,752	548,249
Net cash used for investing activities	**(16,718)**	(215,793)	(100,327)

(continued)

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2004, 2003 and 2002
(In thousands)

	2004	2003	2002
Net cash flows from financing activities:			
Net change in customer banking deposits	**$(120,516)**	$(245,845)	$(82,351)
Issuance of long-term debt, net of issuance costs	**438,393**	304,509	6,145
Reduction of long-term debt	**(92,454)**	(7,002)	(13,265)
Issuance of convertible preferred shares	**–**	–	47,507
Issuance of common shares	**22,006**	1,293	102,535
Purchase of common shares for treasury	**–**	(61)	(115)
Dividends paid	**(26,901)**	(17,706)	(13,841)
Net cash provided by financing activities	**220,528**	35,188	46,615
Effect of foreign exchange rate changes on cash	**311**	895	(94)
Net increase (decrease) in cash and cash equivalents	**272,558**	(204,210)	45,378
Cash and cash equivalents at January 1,	**214,390**	418,600	373,222
Cash and cash equivalents at December 31,	**$ 486,948**	$ 214,390	$418,600
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**$ 89,707**	$ 40,856	$ 34,681
Income tax payments (refunds), net	**$ (26,024)**	$ (5,098)	$ 17,314
Non-cash investing activities:			
Common stock issued for acquisition of WilTel Communications Group, Inc.	**$ –**	$ 422,830	$ –

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations:

The Company is a diversified holding company engaged in a variety of businesses, including telecommunications, healthcare services, manufacturing, banking and lending, real estate activities, winery operations, and property and casualty reinsurance, principally in markets in the United States, and development of a copper mine in Spain. The Company continuously evaluates the retention and disposition of its existing operations and frequently investigates the acquisition of new businesses. Changes in the mix of the Company's owned businesses and investments should be expected.

The Company's telecommunications operations are conducted through WilTel Communications Group, Inc. ("WilTel"), which owns or leases and operates a nationwide inter-city fiber-optic network providing Internet, data, voice and video services to companies that use high-capacity and high-speed telecommunications in their businesses. WilTel has also built a fiber-optic network within certain cities in the U.S. and has the ability to connect to networks outside the U.S. WilTel operates in two segments, Network and Vyvx.

The Company's healthcare services operations primarily provide contract therapy, long-term care consulting and temporary staffing to skilled nursing facilities, hospitals, sub-acute care centers, assisted living facilities, schools, and other healthcare providers. Healthcare services are provided by subsidiaries of Symphony Health Services, LLC ("Symphony").

The Company's manufacturing operations manufacture and market lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, agriculture, packaging, carpet padding, filtration and consumer products. In addition to its domestic operations, the manufacturing segment owns and operates a manufacturing and sales facility in Belgium.

The Company's banking and lending operations have historically consisted of making collateralized instalment loans primarily funded by customer banking deposits to individuals who had difficulty obtaining credit. However, as a result of increased loss experience and declining profitability, the Company has ceased originating all loans. The segment's current operating activities are concentrated on maximizing returns on its investment portfolio, collecting and servicing its remaining loan portfolio and discharging deposit liabilities as they come due. The Company's banking and lending subsidiary intends to ultimately surrender its national bank charter.

The Company's domestic real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale.

The Company's winery operations consist of two wineries, Pine Ridge Winery in Napa Valley, California and Archery Summit in the Willamette Valley of Oregon, which primarily produce and sell wines in the luxury segment of the premium table wine market. The Company's copper mine development operations consist of its 72.1% interest in MK Resources Company ("MK Resources") (formerly MK Gold Company), a public company traded on the NASD OTC Bulletin Board (Symbol: MKRR).

2. Significant Accounting Policies:

(a) ***Critical Accounting Estimates:*** The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. The following areas have been identified as critical accounting estimates because they have the potential to have a material impact on the Company's financial statements, and

2. Significant Accounting Policies, continued:

because they are based on assumptions which are used in the accounting records to reflect, at a specific point in time, events whose ultimate outcome won't be known until a later date. Actual results could differ from these estimates.

Income Taxes–The Company records a valuation allowance to reduce its deferred taxes to the amount that is more likely than not to be realized. Historically, if the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would increase income in such period. Similarly, if the Company were to determine that it would not be able to realize all or part of its net deferred taxes in the future, an adjustment would be charged to income in such period. The Company also records reserves for contingent tax liabilities based on the Company's assessment of the probability of successfully sustaining its tax filing positions.

Subsequent to the acquisition of all of the outstanding common stock of WilTel, WilTel became a member of the Company's consolidated tax return. WilTel has significant net operating loss carryforwards (NOLs) and other tax attributes, some of which are available to offset the future taxable income of other members of the Company's consolidated federal tax return. The Company established a valuation allowance that fully reserved for all of WilTel's net deferred tax assets, reduced by an amount equal to the Company's current and deferred federal income tax liabilities as of the date of acquisition (see allocation of the purchase price in Note 3). Before the Company can recognize a net deferred tax asset, it will need to demonstrate that on a pro forma combined basis with WilTel it will have had positive cumulative pre-tax income over a period of years. At that time, any decrease to the valuation allowance will be based significantly upon the Company's assumptions and projections of its future income, which are inherently uncertain.

Impairment of Long-Lived Assets–The Company evaluates its long-lived assets for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. The determination of whether a long-lived asset (or asset group) is recoverable is based on management's estimate of undiscounted future cash flows attributable to the asset as compared to its carrying value. If the carrying amount of the asset (or asset group) is greater than the undiscounted cash flows, then the carrying amount of the asset is considered to be not recoverable. The amount of the impairment recognized would be determined by estimating the fair value for the asset (or asset group) and recording a provision for the excess of the carrying value over the fair value.

As of December 31, 2004, the carrying amount of the Company's investment in the mineral rights and mining properties of MK Resources was approximately $85,400,000. The recoverability of this asset is entirely dependent upon the success of MK Resource's mining project at the Las Cruces copper deposit in the Pyrite Belt of Spain. Mining will be subject to obtaining required permits, obtaining both debt and equity financing for the project, engineering and construction. In addition, the actual price of copper, the operating cost of the mine and the capital cost (in U.S. dollars) to build the project and bring the mine into production will affect the recoverability of this asset. The Las Cruces project has been granted government subsidies of 47.5 million euros ($62,900,000); however, the grants require MK Resources to make certain capital expenditures by March 27, 2005, a deadline that it will not be able to meet principally because of delays in obtaining permits. Las Cruces has filed a request to further extend the deadline, but has been informed that the government will not act on the extension request prior to the current expiration.

To date, the Company has been the sole source of funding for the Las Cruces project. The amount of equity capital and third party financing that can be obtained for the project and its related cost will be significantly affected by the assessment of potential investors and lenders of the current and expected

2. Significant Accounting Policies, continued:

future market price of copper, as well as current market conditions for this type of investment. During 2004, MK Resources was unsuccessful in raising equity capital for the project, due to unfavorable market conditions at the time. MK Resources continues to explore financing possibilities. Based on the current status of the project, MK Resource's estimate of future cash flows and its assessment of financing possibilities, the Company believes the carrying amount of its investment is recoverable. However, if the Company is unable to obtain the permits required to begin construction of the mine and commence mining activities, is unable to obtain financing for the project or the capital cost of the project changes significantly, it is likely that this investment will be impaired.

As of December 31, 2004, the carrying amount of the Company's investment in its manufacturing facility located in Belgium was approximately $17,900,000. The Belgium facility, which became operational in the third quarter of 2001, has not yet achieved the level of revenues and profitability originally expected by the Company, primarily due to the segment's loss of a major multi-national customer and insufficient demand from other customers. During 2004, a new general manager was hired at the facility to develop and implement marketing and sales initiatives directed at generating revenue growth. Operating results at the facility improved during 2004 as sales grew significantly compared to 2003 and the business achieved positive cash flow. However, new customer acquisitions must continue in order for the facility to reach profitability. Based on the current business plan, which includes estimates of revenue growth, the Company believes that its investment in the Belgium facility is recoverable. However, if the estimated revenue growth is not achieved, the carrying amount of the facility is likely to be impaired.

Acquisition of WilTel–In connection with accounting for the acquisition of WilTel, significant judgments and estimates were made to determine the fair values of certain liabilities, including liabilities for net unfavorable long-term commitments and deferred revenue, many of which required the Company to make assumptions about the future. To determine the fair value of deferred revenue, the Company had to assess transactions having limited activity in the current telecommunications market environment. The Company considered market indicators related to pricing, pricing for comparable transactions, as well as the legal obligation of the Company to provide future services. The Company also assumed it would continue to perform its contractual obligations through the term of its contracts. Revenue is recognized on these contracts as services are performed, typically on a straight-line basis over the remaining length of the contract. In the future, if the Company settles these obligations or they are otherwise terminated prior to completion of the performance obligation, the Company would likely recognize a gain equal to the carrying amount of the obligation. At December 31, 2004, the amount reflected in the consolidated balance sheet for deferred revenue was $213,800,000.

The Company evaluated the fair value of long-term commitments that were either above or below the current market rates for similar transactions, and the fair value of telecommunications capacity commitments that are not required based on WilTel's current operating plans. These commitments primarily consist of real estate leases and international capacity contracts. In order to determine the fair values of these agreements, the Company made significant assumptions concerning future market prices, future capacity utilization, the ability to enter into subleasing arrangements and that the commitments will not be terminated prior to their expiration dates. The accrued liability is amortized on a straight-line basis over the life of the commitments. Results of operations in the future would be impacted by any subsequent adjustment to this liability, which could result from negotiating a termination or reduction of its contractual obligation with contract counter-parties or sublease activity that is different from the Company's original assumptions. At December 31, 2004, the balance relating to those unfavorable long-term commitments was $44,900,000.

2. Significant Accounting Policies, continued:

Telecommunications Revenue Recognition–Capacity, transmission, video services and other telecommunications services revenues are recognized monthly as the services are provided or revenues are earned. If at the time services are rendered, collection is not reasonably assured either due to credit risk, the potential for billing disputes or other reasons, revenue is not recognized until such contingencies are resolved.

WilTel estimates the amount of services which should not be recognized as revenue at the time the service is rendered based on its collection experience for each type of service. Certain of WilTel's customers represent such a high credit risk due to their difficult financial position that revenue is not recognized until cash is received. In addition, WilTel knows from past experience that a certain percentage of its billings will be disputed and uses that experience to estimate the amount of expected disputes and defers recognition of revenue at the time the service is provided. Revenues that have not been recognized at the time service is provided are subsequently recognized as revenue when the amounts are collected.

Accruals for Access Costs–WilTel's access costs primarily include variable charges paid to vendors to originate and/or terminate switched voice traffic, which are based on actual usage at negotiated or regulated contract rates, and fixed charges for leased lines for dedicated facilities. At the end of each reporting period, WilTel's estimated accrual for incurred but not yet billed costs is based on internal usage reports. The accrual is subsequently reconciled to actual invoices as they are received, which is a process that can take several months to complete. This process includes an invoice validation procedure that normally identifies errors and inaccuracies in rate and/or volume components of the invoices resulting in numerous invoice disputes. It is WilTel's policy to adjust the accrual for the probable amount it believes will ultimately be paid on disputed invoices, a determination which requires significant estimation and judgment. Due to the number of different negotiated and regulated rates, constantly changing traffic patterns, uncertainty in the ultimate resolution of disputes, the period of time required to complete the reconciliation and delays in invoicing by access vendors, changes in these estimates should be expected.

Contingencies–The Company accrues for contingent losses when the contingent loss is probable and the amount of loss can be reasonably estimated. As of December 31, 2004, the Company's consolidated balance sheet includes litigation reserves of $21,500,000, all of which relate to WilTel litigation. Estimating the ultimate outcome of litigation matters is inherently uncertain, in particular because the ultimate outcome will rest on events and decisions of others that may not be within the power of the Company to control. The Company does not believe that any of these matters will have a material adverse effect on its consolidated financial position, consolidated results of operations or liquidity. However, if the amounts ultimately paid at the resolution of a litigation matter are significantly different than the Company's recorded reserve amount, the difference could be material to the Company's consolidated results of operations and, with respect to WilTel, settlement amounts are likely to be material to its liquidity.

(b) *Consolidation Policy:* The consolidated financial statements include the accounts of the Company, all variable interest entities of which the Company or a subsidiary is the primary beneficiary, and all majority-controlled entities that are not variable interest entities. All intercompany transactions and balances are eliminated in consolidation.

Associated companies are investments in equity interests that are accounted for on the equity method of accounting. These include investments in corporations that the Company does not control but has the ability to exercise significant influence and investments in limited partnerships in which the Company's interest is more than minor.

2. Significant Accounting Policies, continued:

Certain amounts for prior periods have been reclassified to be consistent with the 2004 presentation.

(c) *Stock Split:* On December 31, 2004, a three-for-two stock split was effected in the form of a 50% stock dividend that was paid to shareholders of record on December 23, 2004. The financial statements (and notes thereto) give retroactive effect to the stock split for all periods presented.

(d) *Cash Equivalents:* The Company considers short-term investments, which have maturities of less than three months at the time of acquisition, to be cash equivalents. Cash and cash equivalents include short-term investments of $302,900,000 and $79,100,000 at December 31, 2004 and 2003, respectively.

(e) *Investments:* At acquisition, marketable debt and equity securities are designated as either i) held to maturity, which are carried at amortized cost, ii) trading, which are carried at estimated fair value with unrealized gains and losses reflected in results of operations, or iii) available for sale, which are carried at estimated fair value with unrealized gains and losses reflected as a separate component of shareholders' equity, net of taxes.

Held to maturity investments are made with the intention of holding such securities to maturity, which the Company has the ability to do. Estimated fair values are principally based on quoted market prices.

Investments with an impairment in value considered to be other than temporary are written down to estimated fair value. The writedowns are included in Net securities gains (losses) in the Consolidated Statements of Operations. The cost of securities sold is based on average cost.

(f) *Property, Equipment and Leasehold Improvements:* Property, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided principally on the straight-line method over the estimated useful lives of the assets or, if less, the term of the underlying lease.

(g) *Revenue Recognition:*

Telecommunications: Capacity, transmission, video services and other telecommunications services revenues are recognized monthly as the services are provided or revenues are earned. If at the time services are rendered, collection is not reasonably assured either due to credit risk, the potential for billing disputes or other reasons, revenue is not recognized until such contingencies are resolved. Amounts billed in advance of the service month are recorded as deferred revenue. Revenues that have been deferred for long-term telecommunications service contracts are amortized using the straight-line method over the life of the related contract. The Company classifies as current the amount of deferred revenue that will be recognized into revenue over the next twelve months.

Grants of indefeasible rights of use ("IRUs") of constructed but unlit fiber, or dark fiber, in exchange for cash, are accounted for as operating leases, and the cash received is recognized as revenue over the term of the IRU. The Company is obligated under dark fiber IRUs and other capacity agreements to maintain its network in efficient working order and in accordance with industry standards. Customers are obligated for the term of the agreement to pay monthly fees for operating and maintenance costs. The Company recognizes these monthly fees as revenue as services are provided.

Telecommunications cost of sales include leased capacity, right of way costs, access charges, other third party circuit costs, satellite transponder lease costs, and package delivery costs and blank tape media costs related to advertising distribution services. WilTel does not defer installation costs.

2. Significant Accounting Policies, continued:

Prior to the Company's acquisition, WilTel had entered into transactions such as buying, selling, swapping and/or exchanging capacity, conduit and fiber to complete and complement its network. Depending upon the terms of the agreement, certain transactions were accounted for as pure asset swaps with no revenue and no cost recognition while certain transactions were accounted for as both revenue and cost over the corresponding length of time for each agreement. If the exchange was not essentially the culmination of an earning process, accounting for an exchange of a nonmonetary asset was based on the recorded amount of the nonmonetary asset relinquished, and therefore no revenue and cost was recorded. Payments received for the installation of conduit under joint build construction contracts were generally recorded as a recovery of the applicable construction costs. Revenues under multiple element contracts were recognized based on the respective fair values of each individual element within the multiple element contract. Revenues from conduit and duct sales were recognized at time of delivery and acceptance and when all significant contractual obligations have been satisfied and collection is reasonably assured. While WilTel applied the accounting policies described in this paragraph to transactions prior to the Company's acquisition of WilTel in 2003, WilTel has had no material transactions of the type described in this paragraph subsequent to its acquisition by the Company.

Other: Healthcare revenues are recognized when the services are provided. Manufacturing revenues are recognized when title passes, which is generally upon shipment of goods. Revenue from loans made by the banking and lending operations is recognized over the term of the loan to provide a constant yield on the daily principal balance outstanding. Revenue from the sale of real estate is generally recognized when title passes; however, if the Company is obligated to make improvements to the real estate subsequent to closing, revenues are deferred and recognized under the percentage of completion method of accounting.

(h) ***Income Taxes:*** The Company provides for income taxes using the liability method. The future benefit of certain tax loss carryforwards and future deductions is recorded as an asset. A valuation allowance is provided if deferred tax assets are not considered to be more likely than not to be realized.

(i) ***Derivative Financial Instruments:*** On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended ("SFAS 133"). Under SFAS 133, the Company reflects its derivative financial instruments in its balance sheet at fair value. The Company has utilized derivative financial instruments to manage the impact of changes in interest rates on its customer banking deposits and certain debt obligations, hedge net investments in foreign subsidiaries and manage foreign currency risk on certain available for sale securities. Although the Company believes that these derivative financial instruments are practical economic hedges of the Company's risks, except for the hedge of the net investment in foreign subsidiaries, they do not meet the effectiveness criteria under SFAS 133, and therefore are not accounted for as hedges.

Amounts recorded as income (charges) to investment and other income as a result of accounting for its derivative financial instruments in accordance with SFAS 133 were $3,500,000 and $(1,700,000) for the years ended December 31, 2003 and 2002, respectively, and not material for 2004. Net unrealized losses on derivative instruments were $3,800,000 and $3,400,000 at December 31, 2004 and 2003, respectively.

(j) ***Translation of Foreign Currency:*** Foreign currency denominated investments and financial statements are translated into U.S. dollars at current exchange rates, except that revenues and expenses are translated at average exchange rates during each reporting period; resulting translation adjustments are reported as a component of shareholders' equity. Net foreign exchange transaction gains were

2. Significant Accounting Policies, continued:

$2,500,000 for 2002 and not material for 2004 and 2003. Net unrealized foreign exchange translation gains were $14,300,000 and $7,500,000 at December 31, 2004 and 2003, respectively.

(k) ***Stock-Based Compensation:*** Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), establishes a fair value method for accounting for stock-based compensation plans, either through recognition in the statements of operations or disclosure. As permitted, the Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized in the statements of operations for its stock-based compensation plans.

Had compensation cost for the Company's stock option plans been recorded in the statements of operations consistent with the provisions of SFAS 123, the Company would have recognized compensation cost of $1,000,000, $800,000 and $600,000 in 2004, 2003 and 2002, respectively.

(l) ***Recently Issued Accounting Standards:*** In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 151, "Inventory Costs–An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"), which is effective for fiscal years beginning after June 15, 2005. SFAS 151 amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, SFAS 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company is currently evaluating the impact of SFAS 151 on its consolidated financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R"), which replaces SFAS 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R requires that the cost of all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair values. That cost will be recognized as an expense over the vesting period of the award. Pro forma disclosures previously permitted under SFAS 123 (which are shown above) no longer will be an alternative to financial statement recognition. In addition, the Company will be required to determine fair value in accordance with SFAS 123R. SFAS 123R is effective for reporting periods beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged, and requires the application of a transition methodology for stock options that have not vested as of the date of adoption. The Company is currently evaluating the impact of SFAS 123R on its consolidated financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets–An Amendment of APB Opinion No. 29" ("SFAS 153"), which is effective for fiscal periods beginning after June 15, 2005. SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS 153 will not have any material effect on the consolidated financial statements; however, SFAS 153 could impact the accounting for future transactions, if any, within its scope.

3. Acquisitions:

In 2002, the Company completed the acquisition of 44% of the outstanding common stock of WilTel for an aggregate purchase price of $333,500,000, including expenses. The WilTel stock was acquired by the Company under the chapter 11 restructuring plan of Williams Communications Group, Inc., the predecessor of WilTel. In October 2002, in a private transaction, the Company purchased 1,700,000 shares of WilTel common stock, on a when issued basis, for $20,400,000. Together, these transactions resulted in the Company acquiring 47.4% of the outstanding common stock of WilTel during 2002.

In November 2003, the Company consummated an exchange offer and merger agreement pursuant to which WilTel became a wholly-owned subsidiary of the Company and former WilTel public stockholders received an aggregate of 16,734,690 common shares of the Company. The merger agreement also provided that WilTel stockholders receive contingent sale rights which entitled WilTel stockholders to additional Leucadia common shares under certain circumstances; such contingent sale rights expired in 2004 without payment of any additional consideration. The 2003 acquisition was wholly unrelated to the initial acquisition in 2002; the Company's decision to acquire the remaining WilTel shares was based upon developments subsequent to the initial 2002 purchase.

The aggregate purchase price for the 2003 acquisition was approximately $425,300,000, consisting of $422,800,000 of Leucadia common shares and cash expenses of $2,500,000. The execution of the merger agreement on August 21, 2003 created a measurement date for accounting purposes that is used to determine the per share value of the Leucadia common shares issued. The Company averaged the closing prices of its common shares for the five business day period commencing two business days before and ending two business days after the merger agreement was executed. That average, $25.27 per share, was used to calculate the aggregate value of the Leucadia common shares issued.

Following completion of the merger, the Company has consolidated the financial condition and results of operations of WilTel, and no longer accounts for its initial investment in WilTel under the equity method of accounting. The condensed WilTel balance sheet as of the date of acquisition is presented below. It reflects amounts for the acquisition of the WilTel common stock in 2003, and amounts for the acquisition of 47.4% of WilTel's common stock in 2002, all of which were determined based on the estimated fair value of the assets acquired and liabilities assumed as of the date of each acquisition. The carrying amount of the Company's initial 2002 cash investment in WilTel of $353,900,000, including expenses, had been subsequently reduced by $65,400,000, representing the Company's share of WilTel's losses under the equity method of accounting. The aggregate net investment in WilTel shown below of $713,800,000 consists of the carrying amount of the Company's equity investment in WilTel as of November 5, 2003 ($288,500,000) and the aggregate purchase price of the acquisition pursuant to the merger ($425,300,000). All amounts are in thousands.

3. Acquisitions, continued:

	As of November 6, 2003
Assets:	
Current assets:	
Cash and cash equivalents	$ 97,900
Investments	93,600
Trade, notes and other receivables, net	243,400
Prepaids and other current assets	62,200
Total current assets	497,100
Non-current investments	30,600
Property and equipment	1,214,900
Intangible assets	47,000
Other assets	38,800
Total assets	1,828,400
Liabilities:	
Current liabilities:	
Trade payables and expense accruals	235,900
Deferred revenue	47,400
Other current liabilities	119,100
Long-term debt due within one year	4,000
Total current liabilities	406,400
Long-term deferred revenue	154,500
Other non-current liabilities	138,100
Long-term debt	502,700
Total liabilities	1,201,700
	626,700
Allocation to consolidated deferred income taxes	87,100
Net investment in WilTel	$ 713,800

Of the $47,000,000 of acquired intangible assets, $10,100,000 was related to Vyvx's tradename (with a weighted-average useful life of approximately fifteen years) and $36,900,000 was related to customer relationships (with a weighted-average useful life of approximately thirteen years), primarily Vyvx customers. The net carrying amount of these intangible assets increased $8,200,000 during 2004 (which is reflected in the balance sheet above), due to the completion of the analyses used to allocate the purchase price to the individual assets acquired, which also resulted in a reduction in the amount initially allocated to property and equipment. See Note 8 for more information concerning intangible asset activity subsequent to the acquisition.

Unaudited pro forma operating results for the Company, assuming the acquisition of 100% of WilTel had occurred as of the beginning of each year presented below are as follows (in thousands, except per share amounts):

	2003	2002
Revenues	$1,730,800	$1,440,400
Income (loss) before extraordinary items and cumulative effect of a change in accounting principles	$ 75,400	$ (318,300)
Net income (loss)	$ 75,400	$ (326,900)
Per share:		
Basic	$.71	$(3.26)
Dilutive	$.71	$(3.26)

3. Acquisitions, continued:

Pro forma adjustments include an increase to 2003 depreciation expense of $3,100,000 related to the adjustment to fair value of property and equipment at acquisition, which fair value adjustment is assumed amortized over an average life of 15 years and, for the 2002 period, a reduction of $235,000,000 to WilTel's historical depreciation expense, as the historical carrying amount of WilTel's property and equipment as of January 1, 2002 was nearly $3.1 billion more than the amount allocated to property and equipment assumed in the pro forma financial statements. Accordingly, depreciation expense was substantially reduced on a pro forma basis since the actual depreciation expense recorded on a much larger asset would not have been recorded on a pro forma basis.

The pro forma adjustments for 2002 also include the reversal of certain statement of operations activity as a result of WilTel's emergence from bankruptcy, including the reversal of the gain recognized upon the discharge of WilTel's indebtedness ($4.3 billion), the reversal of the net charge recognized upon WilTel's application of fresh start accounting adjustments to the historical carrying amounts of its assets and liabilities ($2.1 billion) and the reversal of historical interest expense related to all debt that was converted to equity under WilTel's bankruptcy plan. For both periods, the pro forma adjustments included an adjustment to reduce the Company's historical federal income tax provision (2003–$38,200,000 and 2002–$12,900,000), as losses generated by WilTel reduced or eliminated the Company's historical income, and the reversal of the Company's recognition of its share of WilTel's losses under the equity method of accounting as a result of the pro forma consolidation.

The unaudited pro forma data for WilTel is not indicative of future results of operations or what would have resulted if the acquisitions had actually occurred as of the beginning of the periods presented. Unaudited pro forma data is not included for Symphony as the amounts were not material.

In September 2003, the Company acquired Symphony for approximately $36,700,000, including expenses, of which approximately $29,200,000 was provided by financing that is non-recourse to the Company but is fully collateralized by Symphony's assets. In addition, at acquisition, the lender provided an additional $5,000,000 of working capital financing to Symphony. The Company has consolidated Symphony's financial condition and results of operations since acquisition.

In September 2003, the Company acquired a 90% interest in 8 acres of unimproved land in Washington, D.C. for cash of $53,800,000. Immediately following the acquisition, mortgage financing of $15,000,000 was obtained, which is non-recourse to the Company, that reduced the Company's net cash investment in the property to $38,800,000. Subsequent to the acquisition, the mortgage lender provided an additional $5,000,000 of such non-recourse financing, which further reduced the Company's net cash investment. The land is zoned for a minimum of 2,000,000 square feet of commercial office space, which the Company intends to develop in phases, once acceptable tenants or purchasers are identified.

In December 2003, the Company purchased all of the debt obligations under the senior secured credit facility of ATX Communications, Inc. and certain of its affiliates (collectively "ATX") for $25,000,000, and also entered into an amendment to the facility pursuant to which the Company agreed to refrain from exercising certain of its rights under the facility, subject to certain conditions. ATX is an integrated communications provider that offers local exchange carrier and inter-exchange carrier telephone, Internet, high-speed data and other communications services to business and residential customers in targeted markets throughout the Mid-Atlantic and Midwest regions of the U.S.

As contemplated at the time of the Company's purchase, in January 2004, ATX commenced a voluntary Chapter 11 case in order to reorganize its financial affairs. During 2004, the Company provided debtor-in-possession financing to ATX of $5,000,000. This financing is secured by liens on substantially all of ATX's assets, and is expected to be repaid upon ATX's emergence from bankruptcy. In January 2005,

3. Acquisitions, continued:

ATX filed its First Amended Joint Plan of Reorganization (the "Plan") and related disclosure statement. The Plan was filed after agreements were reached with major stakeholders and/or the representatives of major stakeholders in the bankruptcy case. The Plan contemplates that the Company will convert its current investment in the ATX credit facility into 95% of the new common stock of the reorganized ATX and a new $25,000,000 senior secured note which bears interest at 10%. In addition, the Company will provide up to $25,000,000 of exit financing to ATX to fund bankruptcy related payments and working capital requirements, which includes the repayment of the Company's $5,000,000 debtor-in-possession financing. The Plan is subject to approval by the bankruptcy court and creditors. Assuming that ATX is reorganized as contemplated in the Plan, the Company will consolidate ATX as of the date the Plan becomes effective.

In July 2004, the Company invested $50,000,000 in INTL Consilium Emerging Market Absolute Return Fund, LLC ("INTL"), a limited liability company that is invested in a master fund which primarily invests in emerging markets debt and equity securities. INTL and the master fund are managed and controlled by an investment manager who has full discretion over investment and operating decisions. In accordance with FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities", INTL is a variable interest entity and the Company is currently the primary beneficiary; as a result, the Company accounts for its investment in INTL as a consolidated subsidiary. In October 2004, the Company invested an additional $25,000,000 in INTL. INTL plans to sell additional membership interests in the future, which if accomplished could result in the Company no longer accounting for INTL as a consolidated subsidiary. At December 31, 2004, INTL had total assets of $79,600,000, which are reflected as investments in the Company's consolidated balance sheet, and its liabilities were not material. The creditors of INTL have recourse only to the assets of INTL and do not have recourse to any other assets of the Company. The Company can generally withdraw its capital account interest upon 90 days notice, subject to the manager's ability to liquidate security positions in an orderly manner. For the year ended December 31, 2004, the Company recorded $2,200,000 of pre-tax income relating to INTL. The Company has included INTL in its Corporate segment.

4. Investments in Associated Companies:

The Company has investments in several Associated Companies. The amounts reflected as equity in income of associated companies in the consolidated statements of operations are net of income tax provisions of $15,000,000, $70,100,000 and $36,700,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Included in consolidated retained earnings at December 31, 2004 is approximately $124,000,000 of undistributed earnings of the associated companies.

JPOF II

During 2000, the Company invested $100,000,000 in the equity of a limited liability company, Jefferies Partners Opportunity Fund II, LLC ("JPOF II"), that is a registered broker-dealer. JPOF II is managed by Jefferies & Company, Inc., a full service investment bank to middle market companies. JPOF II invests in high yield securities, special situation investments and distressed securities and provides trading services to its customers and clients. For the years ended December 31, 2004, 2003 and 2002, the Company recorded $16,200,000, $14,800,000 and $15,200,000, respectively, of pre-tax income from this investment under the equity method of accounting. These earnings were distributed by JPOF II as dividends shortly after the end of each year.

4. Investments in Associated Companies, continued:

Olympus

In December 2001, the Company invested $127,500,000 for an approximate 25% common stock interest in Olympus Re Holdings, Ltd. ("Olympus"), a newly formed Bermuda reinsurance company primarily engaged in the property excess, marine and aviation reinsurance business. In June 2003, the Company sold 567,574 common shares of Olympus back to Olympus for total proceeds of $79,500,000. The Company recognized a $1,500,000 gain on the sale which is reflected in other income for the year ended December 31, 2003. The shares were sold to Olympus as part of an issuer tender offer available to all of its shareholders. After completion of the tender, the Company's interest in Olympus declined from 25% to 16.1%. Although the Company's equity interest declined below 20%, the Company continued to account for its investment under the equity method of accounting because of its ability to exercise significant influence. As a result of redemptions of other investors' equity interests in the first half of 2004, the Company's percentage interest in Olympus has increased to 19%. For the years ended December 31, 2004, 2003 and 2002, the Company recorded $9,700,000, $40,400,000 and $24,100,000, respectively, of pre-tax income from this investment under the equity method of accounting.

EagleRock

In December 2001, the Company invested $50,000,000 in EagleRock Capital Partners (QP), LP ("EagleRock"), a limited partnership that invests and trades in securities and other investment vehicles. Pre-tax results of $29,400,000, $49,900,000 and $(4,500,000) for the years ended December 31, 2004, 2003 and 2002, respectively, were recorded from this investment under the equity method of accounting. The results reported by the partnership since its inception include both realized and changes in unrealized gains and losses in its portfolio. In 2004, $3,700,000 was distributed by EagleRock to the Company.

HomeFed

In October 2002, the Company sold one of its real estate subsidiaries, CDS Holding Corporation ("CDS"), to HomeFed Corporation ("HomeFed") for a purchase price of $25,000,000, consisting of $1,000,000 in cash and 2,474,226 shares of HomeFed's common stock, which represented approximately 30% of HomeFed's outstanding common stock. At December 31, 2004 and 2003, the deferred gain on this sale was $6,800,000 and $7,900,000, respectively, which is being recognized into income as CDS's principal asset, the real estate project known as San Elijo Hills, is developed and sold. For the years ended December 31, 2004 and 2003, the Company recorded $10,000,000 and $16,200,000 of pre-tax income from this investment under the equity method of accounting. HomeFed is engaged, directly and through subsidiaries, in the investment in and development of residential real estate projects in the State of California. HomeFed is a public company traded on the NASD OTC Bulletin Board (Symbol: HOFD).

As a result of a 1998 distribution to all of the Company's shareholders, approximately 9.4% and 9.5% of HomeFed is owned by the Company's Chairman and President, respectively. Both are also directors of HomeFed and the Company's President serves as HomeFed's Chairman.

Pershing

In January 2004, the Company invested $50,000,000 in Pershing Square, L.P. ("Pershing"), a limited partnership that is authorized to engage in a variety of investing activities. The Company redeemed its interest as of December 31, 2004, and the total amount due from Pershing of $71,300,000 (which was paid during the first quarter of 2005) is included in trade, notes and other receivables, net in the Company's consolidated balance sheet.

4. Investments in Associated Companies, continued:

Other

In November 2002, the Company sold its approximately 40% equity interest in certain thoroughbred racetrack businesses to a third party for net proceeds of $28,000,000. The sale resulted in a pre-tax gain of $14,300,000. As part of the transaction, the Company has an approximately 15% profits interest in a joint venture formed with the buyer of the businesses to pursue the potential development and management of gaming ventures in Maryland, including slot machines and video lottery terminals (if authorized by state law). The Company has no funding obligations for this joint venture.

The following table provides summarized data with respect to the Associated Companies accounted for on the equity method of accounting included in results of operations for the three years ended December 31, 2004, except for Berkadia LLC ("Berkadia") and WilTel which are separately summarized below. (Amounts are in thousands.)

	2004	2003
Assets	**$2,247,000**	$2,062,300
Liabilities	**969,200**	812,600
Net assets	**$1,277,800**	$1,249,700
The Company's portion of the reported net assets	**$ 440,200**	$ 411,900

	2004	2003	2002
Total revenues	**$ 914,500**	$ 890,900	$479,200
Income from continuing operations before extraordinary items	**$ 221,000**	$ 374,700	$133,400
Net income	**$ 221,000**	$ 374,700	$136,600
The Company's equity in net income	**$ 90,700**	$ 119,900	$ 39,200

The Company has not provided any guarantees, nor is it contingently liable for any of the liabilities reflected in the above table. All such liabilities are non-recourse to the Company. The Company's exposure to adverse events at the investee companies is limited to the book value of its investment.

Berkadia

In August 2001, Berkadia, an entity jointly owned by the Company and Berkshire Hathaway Inc., loaned $5,600,000,000 on a senior secured basis to FINOVA Capital Corporation (the "Berkadia Loan"), the principal operating subsidiary of The FINOVA Group Inc. ("FINOVA"), to facilitate a chapter 11 restructuring of the outstanding debt of FINOVA and its principal subsidiaries. Berkadia also received 61,020,581 newly issued shares of common stock of FINOVA (the "FNV Shares"), representing 50% of the stock of FINOVA outstanding on a fully diluted basis. Berkadia financed the Berkadia Loan with bank financing that was guaranteed, 90% by Berkshire Hathaway and 10% by the Company (with the Company's guarantee being secondarily guaranteed by Berkshire Hathaway). In February 2004, FINOVA fully repaid the Berkadia Loan, and Berkadia fully repaid its bank financing, thereby eliminating the Company's guaranty.

During 2001, Berkadia was paid a $60,000,000 commitment fee by FINOVA Capital upon execution of the commitment, and a $60,000,000 funding fee upon funding of the Berkadia Loan. The Company's share of these fees, $60,000,000 in the aggregate, was distributed to the Company shortly after the fees were received. In connection with the funding commitment, in February 2001, FINOVA entered into a ten-year management agreement with the Company, for which the Company receives an annual fee of $8,000,000. The management agreement remains in effect even though the Berkadia Loan has been repaid.

4. Investments in Associated Companies, continued:

Under the agreement governing Berkadia, the Company and Berkshire Hathaway agreed to equally share the commitment fee, funding fee and all management fees. All income related to the Berkadia Loan, after payment of financing costs, was shared 90% to Berkshire Hathaway and 10% to the Company.

In August 2001, Berkadia transferred $5,540,000,000 in cash to FINOVA Capital, representing the $5,600,000,000 loan reduced by the funding fee of $60,000,000, in exchange for a $5,600,000,000 note from FINOVA Capital and the FNV Shares. Under GAAP, Berkadia was required to allocate the $5,540,000,000 cash transferred, reduced by the previously received $60,000,000 commitment fee, between its investment in the Berkadia Loan and the FNV Shares, based upon the relative fair values of the securities received. Further, the fair value of the FNV Shares was presumed to be equal to the trading price of the stock on the day Berkadia received the FNV Shares, with only relatively minor adjustments allowed for transfer restrictions and the inability of the traded market price to account for a large block transfer. The requirement to use the trading price as the basis for the fair value estimate resulted in an initial book value for the FNV Shares of $188,800,000, which was far in excess of the $17,600,000 aggregate book net worth of FINOVA on the effective date of the Plan, and was inconsistent with the Company's view that the FINOVA common stock has a very limited value. Based on this determination of fair value, Berkadia recorded an initial investment in the FNV Shares of $188,800,000 and in the Berkadia Loan of $5,291,200,000. The allocation of $188,800,000 to the investment in the common stock of FINOVA, plus the $120,000,000 of cash fees received, were reflected as a discount from the face amount of the Berkadia Loan. The discount was amortized to income over the life of the Berkadia Loan under the effective interest method.

During 2002, Berkadia gave its consent to FINOVA to use up to $300,000,000 of cash to repurchase certain subordinated notes rather than make mandatory prepayments of the Berkadia Loan. In consideration for its consent, FINOVA and Berkadia agreed that they would share equally in the net interest savings resulting from any repurchase. The Company's share of the net interest savings is reflected in the table below.

Subsequent to acquisition, Berkadia accounted for its investment in the FINOVA common stock under the equity method of accounting. During 2001, Berkadia recorded its share of FINOVA's losses in an amount that reduced Berkadia's investment in FINOVA's common stock to zero. Berkadia's recognition of any future FINOVA losses was suspended at that time. Although the Company had no cash investment in Berkadia, since it guaranteed 10% of the third party financing provided to Berkadia, the Company recorded its share of any losses recorded by Berkadia, up to the amount of the Company's guarantee. For the years ended December 31, 2004, 2003 and 2002, the Company's equity in the income of Berkadia consists of the following (in thousands):

	2004	2003	2002
Net interest spread on the Berkadia Loan–10% of total	**$–**	$ 2,400	$ 6,100
Net interest savings	**300**	2,000	500
Amortization of Berkadia Loan discount related to cash fees–50% of total	**200**	29,100	22,900
Amortization of Berkadia Loan discount related to FINOVA stock–50% of total	**300**	45,700	36,100
Equity in income of associated companies–Berkadia	**$800**	$79,200	$65,600

4. Investments in Associated Companies, continued:

The following table provides certain summarized data with respect to Berkadia at December 31, 2003 and for the years ended December 31, 2004, 2003 and 2002. Since Berkadia has distributed all of its cash to its members and the carrying amount of its investment in FINOVA is zero, it has no assets or liabilities as of December 31, 2004. (Amounts are in thousands.)

	2003
Assets	$526,400
Liabilities	525,600
Net assets	$ 800

	2004	2003	2002
Total revenues	**$2,400**	$198,800	$245,200
Income from continuing operations before extraordinary items and cumulative effect of a change in accounting principle	**$2,200**	$180,400	$180,900
Net income	**$2,200**	$180,400	$180,900

WilTel

Prior to its acquisition in 2003 of the remaining shares of WilTel's outstanding common stock, the Company accounted for its 47.4% interest in WilTel under the equity method of accounting. For the period January 1, 2003 through November 5, 2003 (the day before the acquisition was consummated) and for the period from the initial 2002 purchase through December 31, 2002, the Company recorded $52,100,000 and $13,400,000, respectively, of pre-tax losses from this investment under the equity method of accounting. The amounts recorded in 2003 include the Company's share of WilTel's income from the recognition of non-operating settlement gains related to the termination of various agreements that released WilTel from previously accrued obligations, recoveries of previously written off receivables and a gain on the sale of a subsidiary. The Company's share of these gains was approximately $31,200,000, for which no tax provision was recorded.

The following table provides certain summarized data with respect to WilTel for the periods from January 1, 2003 through November 5, 2003, and from the initial 2002 purchase through December 31, 2002. (Amounts are in thousands.)

	2003	2002
Total revenues	$1,111,400	$191,700
Loss from continuing operations before extraordinary items	$ (108,700)	$(61,000)
Net loss	$ (108,700)	$(61,000)
The Company's equity in net loss	$ (52,100)	$(13,400)

5. Discontinued Operations:

During the second quarter of 2002, the Company sold its interest in Fidei, its foreign real estate subsidiary, to an unrelated third party for total proceeds of 70,400,000 Euros ($66,200,000), which resulted in an after tax gain on the sale reflected in results of operations of $4,500,000 (net of income tax expense of $2,400,000) for the year ended December 31, 2002, and an increase to shareholders' equity of $12,100,000 as of December 31, 2002. The Euro denominated sale proceeds were not converted into U.S. dollars immediately upon receipt. The Company entered into a participating currency derivative, which expired in September 2002. Upon expiration, net of the premium paid to purchase the contract, the Company received $67,900,000 in exchange for 70,000,000 Euros and recognized a foreign exchange gain of $2,000,000, which is included in investment and other income for the year ended December 31, 2002.

In December 2002, the Company entered into an agreement to purchase certain debt and equity securities of WebLink Wireless, Inc. ("WebLink"), for an aggregate purchase price of $19,000,000. WebLink operated in the wireless messaging industry, providing wireless data services and traditional paging services. In the fourth quarter of 2003, WebLink sold substantially all of its operating assets to Metrocall, Inc. for 500,000 shares of common stock of Metrocall, Inc.'s parent, Metrocall Holdings, Inc. ("Metrocall"), an immediately exercisable warrant to purchase 25,000 shares of common stock of Metrocall at $40 per share, and a warrant to purchase up to 100,000 additional shares of Metrocall common stock at $40 per share, subject to certain vesting criteria.

Based upon the market price of the Metrocall stock received and the fair value of the warrants received as of the date of sale, the Company reported a pre-tax gain on disposal of discontinued operations of $11,500,000. The vesting criteria for the remaining warrants were satisfied during 2004, and the Company recorded $2,200,000 as gain on disposal of discontinued operations (net of minority interest), which represented the estimated fair value of the warrants.

During the fourth quarter of 2004, WebLink exercised all of its warrants and subsequently tendered all of its Metrocall shares as part of a merger agreement between Metrocall and Arch Wireless, Inc. WebLink received cash of $19,900,000 and 675,607 common shares of the new parent company (USA Mobility, Inc., which had a fair market value of $25,000,000 when received), resulting in a pre-tax gain of $15,800,000 that is included in net securities gains of continuing operations. The Company's investment in the shares of USA Mobility at December 31, 2004 are classified as a non-current investment.

In October 2004, the Company sold a commercial real estate property and classified it as a discontinued operation. During the second quarter of 2004, the Company recorded a non-cash charge of approximately $7,100,000 to reduce the carrying amount of this property to its estimated fair value. The Company recorded an additional loss of $600,000 in the fourth quarter of 2004 resulting principally from mortgage prepayment penalties incurred upon satisfaction of the property's mortgage at closing. Operating results for this property were not material in prior years.

In the fourth quarter of 2004, the Company sold its geothermal power business and classified it as a discontinued operation. This business had been included in the Company's Other Operations segment. The Company received proceeds of $14,800,000, net of closing costs, and recognized a pre-tax gain of $200,000.

During 2003, the Company settled certain tax payment responsibilities with the purchaser of Colonial Penn Insurance Company. Income from discontinued operations for the year ended December 31, 2003 includes a payment of $1,800,000 from the purchaser to reimburse the Company for tax payments previously made.

5. Discontinued Operations, continued:

A summary of the results of discontinued operations is as follows for the three year period ended December 31, 2004 (in thousands):

	2004	2003	2002
Revenues and other income:			
Wireless messaging revenues	**$ –**	$57,900	$ –
Investment and other income	**6,441**	7,670	19,552
Net securities losses	**–**	–	(364)
	6,441	65,570	19,188
Expenses:			
Wireless messaging network operating expenses	**–**	31,354	–
Interest	**382**	548	2,735
Salaries	**–**	9,947	505
Selling, general and other expenses	**14,328**	20,782	11,178
	14,710	62,631	14,418
Income (loss) before income taxes	**(8,269)**	2,939	4,770
Income tax provision (benefit)	**–**	(742)	1,781
Income (loss) from discontinued operations, net of taxes	**$(8,269)**	$ 3,681	$ 2,989

6. Investments:

A summary of investments classified as current assets at December 31, 2004 and 2003 is as follows (in thousands):

	2004		2003	
	Amortized Cost	**Carrying Value and Estimated Fair Value**	Amortized Cost	Carrying Value and Estimated Fair Value
Investments available for sale	**$ 939,175**	**$ 939,313**	$606,387	$623,570
Trading securities	**148,602**	**159,616**	74,923	86,392
Other investments, including accrued interest income	**7,393**	**7,393**	4,401	4,401
Total current investments	**$1,095,170**	**$1,106,322**	$685,711	$714,363

6. Investments, continued:

The amortized cost, gross unrealized gains and losses and estimated fair value of available for sale investments classified as current assets at December 31, 2004 and 2003 are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2004				
Bonds and notes:				
United States Government and agencies	**$871,248**	**$ 10**	**$1,212**	**$870,046**
All other corporates	**67,927**	**1,666**	**326**	**69,267**
Total	**$939,175**	**$ 1,676**	**$1,538**	**$939,313**
2003				
Bonds and notes:				
United States Government and agencies	$524,326	$ 225	$ 52	$524,499
All other corporates	78,190	17,010	–	95,200
Other fixed maturities	3,871	–	–	3,871
Total	$606,387	$17,235	$ 52	$623,570

Certain information with respect to trading securities at December 31, 2004 and 2003 is as follows (in thousands):

	2004		2003	
	Amortized Cost	**Carrying Value and Estimated Fair Value**	Amortized Cost	Carrying Value and Estimated Fair Value
Fixed maturities – corporate bonds and notes	**$ 67,629**	**$ 77,288**	$69,923	$80,516
Equity securities	**1,413**	**1,585**	3,680	3,983
Other investments	**79,560**	**80,743**	1,320	1,893
Total trading securities	**$148,602**	**$159,616**	$74,923	$86,392

A summary of non-current investments at December 31, 2004 and 2003 is as follows (in thousands):

	2004		2003	
	Amortized Cost	**Carrying Value and Estimated Fair Value**	Amortized Cost	Carrying Value and Estimated Fair Value
Investments available for sale	**$432,207**	**$676,051**	$420,947	$655,178
Other investments	**50,731**	**50,731**	18,564	18,564
Total non-current investments	**$482,938**	**$726,782**	$439,511	$673,742

6. Investments, continued:

The amortized cost, gross unrealized gains and losses and estimated fair value of non-current investments classified as available for sale at December 31, 2004 and 2003 are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2004				
Bonds and notes:				
United States Government and agencies	**$150,693**	**$ 51**	**$1,148**	**$149,596**
States, municipalities and political subdivisions	**7,610**	**–**	**–**	**7,610**
Foreign governments	**1,507**	**79**	**–**	**1,586**
All other corporates	**125,020**	**41,568**	**416**	**166,172**
Total fixed maturities	**284,830**	**41,698**	**1,564**	**324,964**
Equity securities:				
Preferred stocks	**993**	**–**	**–**	**993**
Common stocks:				
Banks, trusts and insurance companies	**91,154**	**194,620**	**–**	**285,774**
Industrial, miscellaneous and all other	**55,230**	**10,868**	**1,778**	**64,320**
Total equity securities	**147,377**	**205,488**	**1,778**	**351,087**
	$432,207	**$247,186**	**$3,342**	**$676,051**
2003				
Bonds and notes:				
United States Government and agencies	$176,587	$ 108	$ 431	$176,264
States, municipalities and political subdivisions	2,799	6	–	2,805
Foreign governments	1,511	155	–	1,666
All other corporates	108,045	56,753	277	164,521
Other fixed maturities	690	–	–	690
Total fixed maturities	289,632	57,022	708	345,946
Equity securities:				
Preferred stocks	993	–	–	993
Common stocks:				
Banks, trusts and insurance companies	91,154	111,245	–	202,399
Industrial, miscellaneous and all other	38,810	66,672	–	105,482
Total equity securities	130,957	177,917	–	308,874
Other	358	–	–	358
	$420,947	$234,939	$ 708	$655,178

The amortized cost and estimated fair value of non-current investments classified as available for sale at December 31, 2004, by contractual maturity are shown below. Expected maturities are likely to differ

6. Investments, continued:

from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due after one year through five years	$133,191	$173,709
Due after five years through ten years	1,856	2,505
Due after ten years	7,610	7,610
	142,657	183,824
Mortgage-backed securities	142,173	141,140
	$284,830	$324,964

The Company owns 375,000 common shares of White Mountains Insurance Group, Ltd. ("WMIG"), for which it paid $75,000,000. WMIG is a publicly traded, Bermuda domiciled financial services holding company, principally engaged through its subsidiaries and affiliates in property and casualty insurance and reinsurance. The Company's president is a director of WMIG. At December 31, 2004 and 2003, the Company's investment in WMIG, which is reflected in non-current investments available for sale, had a market value of $242,300,000 and $172,500,000, respectively. The WMIG shares owned by the Company have the benefit of a registration rights agreement with WMIG.

Net unrealized gains on investments were $153,200,000, $161,800,000 and $58,000,000 at December 31, 2004, 2003 and 2002, respectively. Reclassification adjustments included in comprehensive income for the three year period ended December 31, 2004 are as follows (in thousands):

	2004	2003	2002
Unrealized holding gains (losses) arising during the period, net of tax provision of $0, $56,896 and $12,558	**$(26,623)**	$105,861	$23,253
Less: reclassification adjustment for (gains) losses included in net income, net of tax provision (benefit) of $0, $1,158 and $(1,657)	**18,031**	(2,085)	3,078
Net change in unrealized gain on investments, net of tax provision of $0, $55,738 and $14,215	**$ (8,592)**	$103,776	$26,331

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category, all of which have been in a continuous unrealized loss position for less than 12 months, at December 31, 2004 (in thousands):

Description of Securities	Fair Value	Unrealized Losses
United States Government and agencies	$764,151	$1,274
Mortgage-backed securities	118,718	1,035
Corporate bonds	46,235	742
Marketable equity securities	32,484	1,778
Total temporarily impaired securities	$961,588	$4,829

The unrealized losses on the securities issued by the United States Government and agencies and the mortgage-backed securities were caused by interest rate increases and were considered to be minor (approximately .2% and .9%, respectively). The unrealized losses on the securities issued by the United States Government and agencies relate to 48 securities which were primarily purchased in 2004 and substantially all of which mature in 2005. The unrealized losses on the mortgage-backed securities relate to 34 securities substantially all of which were purchased in 2004. The unrealized losses related to the

6. Investments, continued:

corporate bonds are not considered to be an other than temporary impairment. This determination is based on a number of factors, including the length of time and the extent to which the market value has been less than cost and factors specific to the individual investment. The unrealized losses on marketable equity securities primarily relates to one security which the Company has owned since November 2004 and which is in an unrealized gain position subsequent to year-end.

At December 31, 2004, the Company's investments which have been in a continuous unrealized loss position for 12 months or longer had aggregate gross unrealized losses of approximately $50,000 and an aggregate fair value of approximately $16,400,000. All of these securities were either issued by the United States Government agencies or were mortgage-backed securities.

At December 31, 2004 and 2003, securities with book values aggregating $7,100,000 and $26,300,000, respectively, were on deposit with various regulatory authorities. Securities with book values of $12,100,000 and $11,100,000 at December 31, 2004 and 2003, respectively, collateralized certain swap agreements, and securities with a book value of $11,000,000 and $24,200,000 at December 31, 2004 and 2003, respectively, collateralized certain debt obligations and a related letter of credit.

7. Trade, Notes and Other Receivables, Net:

A summary of trade, notes and other receivables, net at December 31, 2004 and 2003 is as follows (in thousands):

	2004	2003
Current trade, notes and other receivables, net:		
Trade receivables	**$319,746**	$300,659
Federal income tax receivable	**3,858**	25,648
Receivable from Pershing	**71,294**	–
Instalment loan receivables, net of unearned finance charges of $112 at December 31, 2003 (a)	**2,035**	22,461
Receivables related to securities	**5,999**	2,451
Receivables relating to real estate activities	**1,546**	3,640
Other	**20,998**	22,568
	425,476	377,427
Allowance for doubtful accounts	**(10,924)**	(5,323)
Total current trade, notes and other receivables, net	**$414,552**	$372,104
Non-current notes and other receivables, net:		
Instalment loan receivables	**$ 2,269**	$182,991
Receivables relating to real estate activities	**–**	15,767
Other	**15,281**	16,279
	17,550	215,037
Allowance for doubtful accounts	**(644)**	(21,578)
Total non-current notes and other receivables, net	**$ 16,906**	$193,459

(a) Contractual maturities of instalment loan receivables at December 31, 2004 were as follows (in thousands): 2005–$2,000; 2006–$500; 2007–$400; 2008–$200; and 2009 and thereafter–$1,200.

8. Other Assets:

A summary of other assets at December 31, 2004 and 2003 is as follows (in thousands):

	2004	2003
Real Estate	**$131,228**	$144,273
Unamortized debt expense	**30,457**	8,804
Intangibles:		
Tradename, net of accumulated amortization of $85	**–**	3,427
Customer relationships, net of accumulated amortization of $491 and $351	**1,472**	12,459
Deposits	**24,975**	39,719
Other	**14,964**	15,288
	$203,096	$223,970

During 2004, the Company recorded $1,900,000 of customer relationship intangible assets in connection with an acquisition made by its manufacturing segment. The manufacturing segment's customer relationship intangible assets are being amortized on a straight-line basis over an average useful life of approximately three years.

The Company's total comprehensive income in 2004 and 2003 subsequent to the acquisition of WilTel enabled it to realize certain of WilTel's acquired deferred tax assets which had been fully reserved for at acquisition. The resulting reduction in the valuation allowance for deferred tax assets was applied to reduce the recorded amount of WilTel's identifiable intangible assets to zero.

Amortization expense on intangible assets was $2,300,000 for the year ended December 31, 2004. The estimated aggregate future amortization expense for the customer relationship intangible asset for each of the next five years is as follows (in thousands): 2005–$654; 2006–$654; 2007–$164; and thereafter–$0.

As previously disclosed in the 2003 10-K, the Las Cruces mineral rights of MK Resources had been classified as an intangible asset. Effective April 2004, the FASB ratified the Emerging Issues Task Force's consensus that mineral rights should be accounted for as tangible assets and classified as a component of property and equipment. In accordance with this pronouncement, the Company has reclassified this asset in the consolidated balance sheet as of December 31, 2003.

9. Property, Equipment and Leasehold Improvements, Net:

A summary of property, equipment and leasehold improvements, net at December 31, 2004 and 2003 is as follows (in thousands):

	Depreciable Lives (in years)	2004	2003
Fiber cable and conduit system	20	**$ 489,451**	$ 487,541
Network equipment	3-7	**315,186**	288,157
Right of way	20	**91,591**	95,813
Video satellite and microwave equipment	5-20	**18,162**	17,640
Buildings and leasehold improvements	5-30	**369,886**	383,040
Machinery and equipment	2-25	**88,965**	89,598
Corporate aircraft	5-10	**85,871**	140,033
Mining properties and mineral rights	N/A	**92,384**	81,641
Computer equipment and software	2-5	**57,605**	58,304
General office furniture and fixtures	2-13	**29,234**	30,165
Construction in progress	N/A	**36,401**	15,799
Other	3-10	**8,414**	9,728
		1,683,150	1,697,459
Accumulated depreciation and amortization		**(350,274)**	(172,741)
		$1,332,876	$1,524,718

In January 2004, the Company exercised an option to sell two of its corporate aircraft for total proceeds of approximately $38,800,000. The option was received in connection with the purchase of two new corporate aircraft. The Company completed the sales in July 2004, and reported a pre-tax gain of $11,300,000.

10. Trade Payables, Expense Accruals and Other Liabilities:

A summary of trade payables, expense accruals and other liabilities at December 31, 2004 and 2003 is as follows (in thousands):

	2004	2003
Trade payables and expense accruals:		
Trade payables	**$162,448**	$146,793
Payables related to securities	**50,569**	48,816
Accrued compensation, severance and other employee benefits	**77,576**	59,913
Taxes other than income	**33,368**	31,950
Accrued interest payable	**22,993**	20,833
Amount due on purchase of corporate aircraft	**–**	17,000
Other	**60,396**	52,168
	$407,350	$377,473

(continued)

10. Trade Payables, Expense Accruals and Other Liabilities, continued:

	2004	2003
Other current liabilities:		
Litigation reserves	**$ 21,494**	$ 38,362
Customer deposit (a)	**25,000**	–
Unfavorable contract commitments	**9,356**	12,981
Liabilities related to real estate activities	**18,935**	–
Asset retirement obligations	**1,728**	1,017
Other	**18,443**	37,030
	$ 94,956	$ 89,390
Other non-current liabilities:		
Unfavorable contract commitments	**$ 35,524**	$ 43,317
Asset retirement obligations	**41,495**	29,432
Postretirement and postemployment benefits	**10,896**	11,856
Pension liability	**61,982**	63,534
Liabilities related to real estate activities	**6,841**	9,117
Other	**56,571**	77,190
	$213,309	$234,446

(a) In conjunction with a pricing agreement for certain voice services, in January 2004 WilTel's largest customer, SBC Communications, Inc. ("SBC"), paid WilTel $25,000,000 for pre-funding of certain capital expenditures (all the funds were spent during 2004). The agreement required that WilTel return the funds to SBC if, prior to January 31, 2005, WilTel and SBC entered into an agreement for voice transport pricing through December 31, 2006. Since such an agreement was not entered into, during the first quarter of 2005 WilTel will recognize the full amount of this deposit as other income.

The Company's asset retirement obligations relate primarily to two categories of WilTel's assets:

- *Fiber and Conduit*–The Company has right of way agreements which generally require the removal of fiber and conduit upon the termination of those agreements.

- *Technical Sites*–The Company leases land for technical sites and leases space at technical sites along its network. Termination of these lease agreements normally requires removal of equipment and other assets, and restoration of the lease property to its original condition.

The Company recorded WilTel's asset retirement obligation of $28,500,000 as of the date the merger was consummated on November 6, 2003. The change in the Company's asset retirement obligation during 2004 was primarily due to additional liabilities incurred of $8,400,000 and accretion expense of $4,500,000.

11. Indebtedness:

The principal amount, stated interest rate and maturity of debt outstanding at December 31, 2004 and 2003 are as follows (dollars in thousands):

	2004	2003
Parent Company Debt:		
Senior Notes:		
Bank credit facility	$ –	$ –
7¾% Senior Notes due 2013, less debt discount of $431 and $481	**99,569**	99,519
7% Senior Notes due 2013, net of debt (premium) discount of $(1,105) and $1,016	**376,105**	273,984
Subordinated Notes:		
8¼% Senior Subordinated Notes due 2005	**19,101**	19,101
7⅞% Senior Subordinated Notes due 2006, less debt discount of $20 and $31	**21,656**	21,645
3¾% Convertible Senior Subordinated Notes due 2014	**350,000**	–
8.65% Junior Subordinated Deferrable Interest Debentures due 2027	**98,200**	–
Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debt securities of the Company	–	98,200
Subsidiary Debt:		
WilTel Credit Agreement	**359,368**	375,000
One Technology Center ("OTC") Notes	**60,268**	119,125
Aircraft financing	**45,562**	47,675
Industrial Revenue Bonds (with variable interest)	**9,815**	9,815
Capital leases due 2005 through 2013 with a weighted average interest rate of 11.9%	**7,463**	8,481
Other due 2005 through 2011 with a weighted average interest rate of 5.7%	**104,634**	106,289
Total debt	**1,551,741**	1,178,834
Less: current maturities	**(68,237)**	(23,956)
Long-term debt	**$1,483,504**	$1,154,878

Parent Company Debt:

At December 31, 2004, the Company had an unsecured bank credit facility of $110,000,000, which bears interest based on the Eurocurrency Rate or the prime rate and matures in 2007. At December 31, 2004, no amounts were outstanding under this bank credit facility.

In June 2003, the Company sold $200,000,000 principal amount of its newly authorized 7% Senior Notes due 2013 in a private placement at 99.612% of the principal amount. In each of August, November and December 2003, the Company sold $25,000,000 principal amount ($75,000,000 in the aggregate) of its newly authorized 7% Senior Notes due 2013 in private placements at 99.612% of the principal amount. In April 2004, the Company sold $100,000,000 principal amount of its 7% Senior Notes due 2013 in a private placement transaction at 102.191% of the principal amount. The Company has completed a series of registered exchange offers for all of these notes that converted the various issues of privately placed notes into a single issue of publicly registered notes issued under the same indenture.

In April 2004, the Company sold $350,000,000 principal amount of its 3¾% Convertible Senior Subordinated Notes due 2014 in a private placement transaction. The notes are convertible into the

Notes to Consolidated Financial Statements, continued

11. Indebtedness, continued:

Company's common shares at $45.93 per share at any time before their maturity, subject to certain restrictions contained in the notes, at a conversion rate of 21.7707 shares per each $1,000 principal amount of notes subject to adjustment (an aggregate of 7,619,745 shares). The Company has a currently effective shelf registration statement in respect of the notes and the common shares issuable upon conversion of the notes.

In January 1997, the Company issued 8.65% trust issued preferred securities ("Trups") of its wholly-owned subsidiary, Leucadia Capital Trust I (the "Trust"). As a result of the implementation of SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", the Company began classifying the Trups as liabilities on July 1, 2003, and classifies dividends accrued for these securities as interest expense. SFAS 150 did not permit restatement of prior period amounts to reflect the new classification. In 2004, the Company liquidated the Trust and distributed to the Trups holders the 8.65% Junior Subordinated Deferrable Interest Debentures held by the Trust in exchange for their Trups securities. The distribution had no effect on the total debt of the Company.

Subsidiary Debt:

In September 2004, WilTel refinanced its existing $375,000,000 credit agreement debt by entering into an amended credit agreement consisting of a $240,000,000 first lien term loan facility, a $120,000,000 second lien term loan facility and a $25,000,000 revolving credit facility (which it can no longer draw upon, as discussed below). WilTel also used $90,000,000 of its cash and investments to repay in full one of the two mortgage notes that was secured by its headquarters building ($54,600,000 including accrued interest), reduce the amount outstanding under its credit agreement ($15,000,000), reduce the amount outstanding under the other note that is collateralized by its headquarters building ($13,300,000) and pay expenses. The amended credit agreement has not been guaranteed by the Company and is not collateralized by any of the Company's assets other than the assets of WilTel.

The first lien term loan facility requires quarterly principal payments of approximately $632,000 commencing December 31, 2004 through June 30, 2009, and quarterly principal payments of $57,000,000 thereafter until final maturity on June 30, 2010. The second lien term loan facility matures on December 31, 2010. However, if WilTel does not refinance its obligations under the remaining promissory note that is secured by its headquarters building ($60,300,000 outstanding at December 31, 2004) prior to October 1, 2009, then the first lien term loan facility will mature on October 1, 2009, and if such promissory note is not refinanced by January 1, 2010, then the second lien term loan facility will mature on January 1, 2010. Loans under the credit agreement bear interest at a variable rate based upon either the prime rate or LIBOR, at WilTel's option, plus a specified margin for each loan. At December 31, 2004, the amended credit agreement had a weighted average interest rate of 6.7%. WilTel's obligations under its amended credit agreement are secured by substantially all of its assets other than those assets securing its headquarters building, for which the amended credit agreement lenders have a second priority lien, and its aircraft capital lease.

As discussed in Note 24, in January 2005, SBC announced its intention to migrate its IP-based and long distance services to the AT&T network. Pursuant to the terms of WilTel's amended credit agreement, that announcement is considered an event which could reasonably be expected to have a "material adverse effect" as defined in the facility, and as a result WilTel can no longer access its $25,000,000 revolving credit facility. WilTel does not anticipate needing the $25,000,000 revolving credit facility to meet its present requirements. The announcement does not have any impact on the $360,000,000 of term loans under WilTel's amended credit agreement. However, the credit agreement provides for an event of default if there is any amendment, supplement, modification or termination of any WilTel contract or agreement that has had or could reasonably be expected to result in a material adverse effect on WilTel (as defined in the credit agreement). As discussed above, WilTel is currently engaged in

11. Indebtedness, continued:

negotiations with SBC with respect to a transition pricing agreement and other matters which, if successfully concluded, may or may not be deemed an event of default under the WilTel credit agreement. WilTel intends to enter into discussions with its lenders before entering into any new definitive agreement with SBC.

WilTel's amended credit agreement also permitted WilTel to obtain letters of credit of which $21,000,000 was outstanding at December 31, 2004. However, as a result of the SBC announcement WilTel will no longer be able to obtain new letters of credit.

The WilTel amended credit agreement contains covenants that require WilTel to meet certain operating targets, which it currently meets, and restrictions that limit WilTel's ability to incur additional indebtedness, spend funds on capital expenditures and make certain investments. The agreement also prohibits WilTel from paying dividends to the Company. The Company currently expects that WilTel will be able to meet the operating targets required by its credit agreement through 2006; however, compliance with the operating targets thereafter is uncertain because of SBC's announced intention to migrate its traffic to AT&T's network.

The remaining OTC Note is fully recourse to WilTel, bears interest at 7% and is secured by a first priority mortgage lien and security interest in WilTel's headquarters building (except for network related assets in the building) and other ancillary assets. The note requires annual principal payments escalating from approximately $700,000 in 2005 to approximately $1,000,000 in 2009; a final payment of approximately $56,000,000 is due at maturity in April 2010.

During 2001, a subsidiary of the Company borrowed $53,100,000 secured by certain of its corporate aircraft. This debt bears interest based on a floating rate, requires monthly payments of principal and interest and matures in ten years. The interest rate at December 31, 2004 was 6.4%. The subsidiary has entered into an interest rate swap agreement for this financing, which fixed the interest rate at approximately 5.7%. The subsidiary would have paid $2,300,000 and $3,100,000 at December 31, 2004 and 2003, respectively, if the swap were terminated. Changes in interest rates in the future will change the amounts to be received under the agreement, as well as interest to be paid under the related variable debt obligation. The Parent company has guaranteed this financing.

Capital leases primarily consist of a sale-leaseback transaction related to WilTel's corporate aircraft entered into in May 2003. The aircraft were sold for approximately $21,000,000 in cash and leased back for a period of ten years. Under the terms of the transaction, approximately $5,300,000 from the cash proceeds is held as cash collateral by the owner-lessor for the lease, which is reflected in the balance sheet in other non-current assets. WilTel recorded a capital lease obligation representing the present value of the future minimum lease payments during the lease term.

A subsidiary of the Company obtained loan commitments totaling $25,000,000 to finance the renovation of its Hawaiian hotel. Included in other subsidiary debt are outstanding borrowings under this facility of $22,400,000 and $23,800,000 at December 31, 2004 and 2003, respectively. The financing bears interest at a rate of 8.05% through September 1, 2005, at which time the rate is adjusted based on the three year treasury index to a new fixed rate through maturity. The borrowing matures in 2008 and is secured by the hotel but otherwise is non-recourse to the Company.

Symphony has a $50,000,000 revolving credit facility, of which $37,700,000 and $34,200,000 was outstanding at December 31, 2004 and 2003, respectively, and is included above in other subsidiary debt. This financing, which is secured by all of Symphony's assets but otherwise is non-recourse to the Company, matures in 2006 and bears interest based on LIBOR plus 3.85%. At December 31, 2004, the interest rate on this facility was 6.25%. At December 31, 2003, Symphony was not in compliance with a

11. Indebtedness, continued:

financial covenant contained in its $50,000,000 credit facility but had obtained a waiver from the lender that suspended application of the covenant until March 31, 2004. Symphony is currently in compliance with the covenant and expects it will continue to be in compliance in the future.

Included in other subsidiary debt are fixed rate borrowings of the Company's banking and lending operations of $21,300,000 and $16,600,000 at December 31, 2004 and 2003, respectively. These borrowings are primarily comprised of repurchase agreements, that at December 31, 2004 have an average term of approximately 15 days and a weighted average interest rate of 2.4%, and are secured by mortgage-backed securities that have a book value of $22,100,000 at December 31, 2004.

Other subsidiary debt also includes a mortgage financing of $20,000,000 obtained in 2003, which otherwise is non-recourse to the Company, in connection with the acquisition of a 90% interest in 8 acres of unimproved land in Washington, D.C. The financing matures in 2005 and bears interest based on LIBOR plus 3%. At December 31, 2004, the interest rate on this facility was 5.4%.

The Company's debt instruments require maintenance of minimum Tangible Net Worth, limit distributions to shareholders and limit Indebtedness and Funded Debt, all as defined in the agreements. In addition, the debt instruments contain limitations on investments, liens, contingent obligations and certain other matters. As of December 31, 2004, cash dividends of approximately $620,900,000 would be eligible to be paid under the most restrictive covenants.

Substantially all of WilTel's assets (with an aggregate book value of $1,611,700,000) are pledged as collateral under WilTel's debt agreements. All of Symphony's assets (with an aggregate book value of $65,600,000) are pledged as collateral under Symphony's debt agreement. Property, equipment and leasehold improvements of the manufacturing division (with a net book value of $5,400,000) are pledged as collateral for Industrial Revenue Bonds; and $195,800,000 of other assets (primarily property) are pledged for other indebtedness aggregating $112,600,000. In addition, the Industrial Revenue Bond obligation is collateralized by a letter of credit which is fully collateralized by securities with a book value of $11,000,000.

Interest rate swap agreements were used to manage the potential impact of changes in interest rates on customer banking deposits. Under interest rate swap agreements, the Company had agreed with other parties to pay fixed rate interest amounts and receive variable rate interest amounts calculated by reference to an agreed notional amount. The variable interest rate portion of the swaps was a specified LIBOR interest rate. These interest rate swaps expired in 2003.

Counterparties to interest rate and currency swap agreements are major financial institutions, that management believes are able to fulfill their obligations. Management believes any losses due to default by the counterparties are likely to be immaterial.

The aggregate annual mandatory redemptions of debt during the five year period ending December 31, 2009 are as follows (in thousands): 2005–$68,200; 2006–$69,400; 2007–$18,000; 2008–$24,100; and 2009–$119,200.

At December 31, 2004, customer banking deposits include $8,600,000 aggregate amount of time deposits in denominations of $100,000 or more.

The weighted average interest rate on short-term borrowings (consisting of customer banking deposits and subsidiary revolving credit agreements) was 4.6% and 3.4% at December 31, 2004 and 2003, respectively.

12. Common Shares, Stock Options and Preferred Shares:

The Board of Directors from time to time has authorized acquisitions of the Company's common shares. In December 1999, the Company's Board of Directors increased to 6,000,000 the maximum number of shares that the Company is authorized to purchase. During the three year period ended December 31, 2004, the Company acquired 7,371 common shares at an average price of $23.89 per common share, all in connection with employees exercising stock options. At December 31, 2004, the Company is authorized to repurchase 3,733,148 common shares.

In December 2002, the Company completed a private placement of approximately $150,000,000 of equity securities, based on a common share price of $23.50, to mutual fund clients of Franklin Mutual Advisers, LLC, including the funds comprising the Franklin Mutual Series Funds. The Company issued 4,361,399 of the Company's common shares and newly authorized Series A Non-Voting Convertible Preferred Stock, that were converted into 2,021,580 common shares in March 2003.

The Company has a fixed stock option plan which provides for grants of options or rights to non-employee directors and certain employees up to a maximum grant of 450,000 shares to any individual in a given taxable year. The maximum number of common shares which may be acquired through the exercise of options or rights under this plan cannot exceed 1,800,000. The plan provides for the issuance of stock options and stock appreciation rights at not less than the fair market value of the underlying stock at the date of grant. Options generally become exercisable in five equal annual instalments starting one year from date of grant. No stock appreciation rights have been granted.

During the second quarter of 2000, pursuant to shareholder approval, warrants to purchase 600,000 common shares were issued to each of the Company's Chairman and President. The warrants were exercisable through May 15, 2005 at an exercise price of $15.97 per common share (105% of the closing price of a common share on the date of grant). In June 2004, Joseph S. Steinberg, President of the Company, sold all of his warrants to Jefferies & Company, Inc. ("Jefferies") based on the value of $33.33 per Leucadia share. In September 2004, Ian M. Cumming, Chairman of the Board of the Company, and others (principally family members) sold warrants to purchase 361,500 of the Company's common shares to Jefferies based on a value of $36.67 per Leucadia share. Jefferies exercised all of the warrants during 2004. Additionally, in September 2004, Mr. Cumming and others (principally family members) exercised warrants to purchase 238,500 shares at an exercise price of $15.97 per share. During 2004, the Company filed two registration statements covering the shares owned by Jefferies and each were effective for a thirty day period.

12. Common Shares, Stock Options and Preferred Shares, continued:

A summary of activity with respect to the Company's stock options for the three years ended December 31, 2004 is as follows:

	Common Shares Subject to Option	Weighted Average Exercise Prices	Options Exercisable at Year-End	Available For Future Option Grants
Balance at January 1, 2002	489,600	$15.18	87,995	1,276,125
Granted	468,750	$20.53		
Exercised	(69,045)	$15.08		
Cancelled	(59,700)	$16.10		
Balance at December 31, 2002	829,605	$18.14	122,318	867,075
Granted	6,000	$25.69		
Exercised	(78,525)	$16.46		
Cancelled	(27,900)	$19.10		
Balance at December 31, 2003	729,180	$18.35	228,912	888,975
Granted	727,500	$43.35		
Exercised	(165,150)	$17.25		
Cancelled	(14,100)	$19.92		
Balance at December 31, 2004	1,277,430	$32.72	254,430	175,575

The weighted-average fair value of the options granted was $8.29 per share for 2004, $6.29 per share for 2003 and $5.27 per share for 2002 as estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) expected volatility of 19.1% for 2004, 29.9% for 2003 and 30.3% for 2002; (2) risk-free interest rates of 3.3% for 2004, 2.3% for 2003 and 3.5% for 2002; (3) expected lives of 3.7 years for 2004, 4.0 years for 2003 and 3.7 years for 2002; and (4) dividend yields of .4% for 2004, .6% for 2003 and .8% for 2002.

The following table summarizes information about fixed stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Common Shares Subject to Option	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Common Shares Subject to Option	Weighted Average Exercise Price
$15.08–$15.21	198,180	1.3 years	$15.10	137,130	$15.10
$20.49	336,000	3.5 years	$20.49	110,550	$20.49
$22.09	4,875	1.4 years	$22.09	3,375	$22.09
$23.49	5,250	2.4 years	$23.49	2,250	$23.49
$25.69	5,625	3.4 years	$25.69	1,125	$25.69
$31.12	9,000	4.4 years	$31.12	–	$31.12
$43.51	718,500	6.0 years	$43.51	–	$43.51

At December 31, 2004 and 2003, 1,453,005 and 1,618,155, respectively, of the Company's common shares were reserved for stock options, at December 31, 2004, 7,619,745 of the Company's common shares were reserved for the 3¾% Convertible Senior Subordinated Notes, and at December 31, 2003, 1,200,000 of the Company's common shares were reserved for warrants.

12. Common Shares, Stock Options and Preferred Shares, continued:

At December 31, 2004 and 2003, 6,000,000 of preferred shares (redeemable and non-redeemable), par value $1 per share, were authorized and not issued.

13. Net Securities Gains (Losses):

The following summarizes net securities gains (losses) for each of the three years in the period ended December 31, 2004 (in thousands):

	2004	2003	2002
Net realized gains (losses) on securities	**$146,953**	$15,762	$ (1,126)
Write-down of investments (a)	**(4,589)**	(6,485)	(37,053)
Net unrealized gains on trading securities	**572**	676	1,113
	$142,936	$ 9,953	$(37,066)

(a) Includes a provision to write down investments in certain available for sale securities in 2004, 2003 and 2002, an investment in a non-public security in 2003 and an equity investment in a non-public fund in 2002.

Proceeds from sales of investments classified as available for sale were $1,460,200,000, $683,700,000 and $649,000,000 during 2004, 2003 and 2002, respectively. Gross gains of $142,300,000, $17,700,000 and $20,500,000 and gross losses of $1,600,000, $2,100,000 and $21,000,000 were realized on these sales during 2004, 2003 and 2002, respectively.

14. Other Results of Operations Information:

Investment and other income for each of the three years in the period ended December 31, 2004 consists of the following (in thousands):

	2004	2003	2002
Interest on short-term investments	**$ 4,974**	$ 3,171	$ 7,626
Dividend income	**10,592**	3,411	3,436
Interest on fixed maturities	**26,023**	13,700	17,604
Interest on notes receivable	**989**	4,692	5,102
Other investment income	**2,717**	3,641	4,864
Gains on sale and foreclosure of real estate and other assets, net of costs	**46,878**	24,347	39,320
Gains on sale of loan portfolios	**16,304**	–	–
Income related to the settlement of litigation for less than amounts reserved	**18,549**	–	–
Rental income	**23,176**	20,123	15,211
MK Resources product and service income	**993**	1,441	4,841
Refund of foreign taxes, not based on income, including accrued interest	**–**	5,295	–
Winery revenues	**13,840**	13,839	16,433
Other	**39,838**	33,971	19,230
	$204,873	$127,631	$133,667

14. Other Results of Operations Information, continued:

Taxes, other than income or payroll, amounted to $23,900,000, $6,600,000 and $3,400,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Advertising costs amounted to $5,400,000, $2,100,000 and $1,400,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

15. Income Taxes:

The principal components of deferred taxes at December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003
Deferred Tax Asset:		
Securities valuation reserves	**$ 42,712**	$ 116,449
Property and equipment	**591,788**	680,039
Deferred revenue	**79,305**	78,666
Other assets	**87,083**	88,126
NOL carryover	**1,456,870**	1,296,156
Other liabilities	**79,311**	114,765
	2,337,069	2,374,201
Valuation allowance	**(2,185,275)**	(2,237,753)
	151,794	136,448
Deferred Tax Liability:		
Unrealized gains on investments	**(82,662)**	(85,253)
Depreciation	**(24,293)**	(25,273)
Other	**(44,839)**	(25,922)
	(151,794)	(136,448)
Net deferred tax liability	**$ –**	$ –

As of December 31, 2004, the Company had consolidated federal NOLs of $356,000,000, none of which expire prior to 2023, that may be used to offset the taxable income of any member of the Company's consolidated tax group. WilTel has $3,549,000,000 of federal NOLs, none of which expire prior to 2019, $45,000,000 of capital loss carryforwards, which expire in 2005 through 2007, and $28,000,000 of foreign NOLs and various state NOLs that expire in various years. The potential benefit from the capital loss carryforwards and the foreign NOLs are not reflected in the table above, since the Company does not expect it will be able to use them before they expire. In addition, at December 31, 2004, WebLink had $140,000,000 of federal NOLs, none of which expire prior to 2023. All of WilTel's and WebLink's NOLs and capital loss carryforwards are only available to offset the federal taxable income of WilTel and WebLink and each of their respective subsidiaries. However, WilTel also has substantial other tax attributes and substantial deductions (primarily depreciation deductions), some of which are also available to offset the federal taxable income of the Company and its other subsidiaries. Uncertainties that may affect the utilization of the Company's tax attributes include future operating results, tax law changes, the amount of WilTel deductions that are available to offset the income of other members of the Company's consolidated tax return, rulings by taxing authorities regarding whether certain transactions are taxable or deductible and expiration of carryforward periods.

The Company established a valuation allowance that fully reserved for all of WilTel's net deferred tax assets, reduced by an amount equal to the Company's current and deferred federal income tax liabilities as of the date of acquisition. The Company needed to establish the valuation allowance because, on a

15. Income Taxes, continued:

pro forma combined basis, the Company is not able to demonstrate that it is more likely than not that it will be able to realize the deferred tax asset. Subsequent to the acquisition of WilTel, any benefit realized from WilTel's deferred tax asset reduces the valuation allowance for the deferred tax asset; however, that reduction is first applied to reduce the carrying amount of the acquired non-current intangible assets of WilTel rather than reduce the income tax provision of any component of total comprehensive income. During 2004, $22,300,000 of the reduction in the valuation allowance reduced the carrying amount of WilTel's non-current intangible assets to zero. The remaining reduction in the valuation allowance results from a federal income tax carryback refund of $3,900,000 and the Company's use of WilTel's tax attributes to offset the federal income tax provision that would have otherwise been recorded during 2004.

In future periods, the Company does not expect it will reflect a net federal income tax expense or benefit for total comprehensive income in the aggregate until such time as the Company is able to reduce its valuation allowance and recognize a net deferred tax asset. Each component of other comprehensive income may reflect either a federal income tax provision or benefit in future periods, depending upon the relative amounts of each component; however, in the aggregate for all components the Company does not expect to report any net federal income tax expense or benefit for the foreseeable future.

Under certain circumstances, the ability to use the NOLs and future deductions could be substantially reduced if certain changes in ownership were to occur. In order to reduce this possibility, the Company's certificate of incorporation includes a charter restriction, which prohibits transfers of the Company's common stock under certain circumstances.

The provision (benefit) for income taxes for each of the three years in the period ended December 31, 2004 was as follows, excluding amounts allocated to equity in associated companies, trust preferred securities and discontinued operations (in thousands):

	2004	2003	2002
State income taxes	**$ 3,418**	$ (940)	$ 686
Federal income taxes:			
Current	**(31,143)**	(18,925)	(116,763)
Deferred	**7,242**	(23,750)	(28,048)
Foreign income taxes (currently payable)	**291**	173	50
	$(20,192)	$(43,442)	$(144,075)

The table below reconciles the expected statutory federal income tax to the actual income tax benefit (in thousands):

	2004	2003	2002
Expected federal income tax	**$ 19,350**	$(11,114)	$ (13,700)
State income taxes, net of federal income tax benefit	**2,222**	545	446
Resolution of tax contingencies	**(27,300)**	(24,407)	(119,778)
Recognition of additional tax benefits	**–**	(6,998)	(9,360)
Permanent differences	**(5,700)**	–	–
Federal income tax carryback refund	**(3,858)**	–	–
Recognition of acquired WilTel federal tax benefits	**(6,481)**	–	–
Other	**1,575**	(1,468)	(1,683)
Actual income tax benefit	**$(20,192)**	$(43,442)	$(144,075)

15. Income Taxes, continued:

Reflected above as recognition of additional tax benefits and resolution of tax contingencies are reductions to the Company's income tax provision for the favorable resolution of certain federal and state income tax contingencies. The Internal Revenue Service has completed its audit of the Company's consolidated federal income tax returns for the years 1996 through 1999, without any material payment required from the Company.

The statute of limitations with respect to all years through 2000 has expired. Prior to May 2001, WilTel was included in the consolidated federal income tax return of its former parent, The Williams Companies Inc. ("Williams"). Pursuant to a tax settlement agreement between WilTel and Williams, WilTel has no liability for any audit adjustments made to Williams' consolidated tax returns; however, adjustments to Williams' prior years tax returns could affect certain of WilTel's tax attributes that impact the calculation of alternative minimum taxable income.

16. Pension Plans and Postretirement Benefits:

The information presented below for defined benefit pension plans and postretirement benefits is presented separately for the Company and WilTel. The Company presents the information separately since WilTel still has some active participants in its plan and its investment strategies, assumptions and results are significantly different than those of the Company.

The Company: Prior to 1999, the Company maintained defined benefit pension plans covering employees of certain units who also met age and service requirements. Effective December 31, 1998, the Company froze its defined benefit pension plans. A summary of activity with respect to the Company's defined benefit pension plan for 2004 and 2003 is as follows (in thousands):

	2004	2003
Projected Benefit Obligation:		
Projected benefit obligation at January 1,	**$ 55,079**	$52,482
Interest cost (a)	**3,173**	3,299
Actuarial loss	**5,263**	4,536
Benefits paid	**(5,229)**	(5,238)
Projected benefit obligation at December 31,	**$ 58,286**	$55,079
Change in Plan Assets:		
Fair value of plan assets at January 1,	**$ 52,444**	$45,905
Actual return on plan assets	**555**	1,891
Employer contributions	**–**	10,000
Benefits paid	**(5,229)**	(5,238)
Administrative expenses	**(127)**	(114)
Fair value of plan assets at December 31,	**$ 47,643**	$52,444
Funded Status	**$(10,643)**	$(2,635)
Unrecognized prior service cost	**50**	53
Unrecognized net loss from experience differences and assumption changes	**20,651**	15,253
Net amount recognized	**$ 10,058**	$12,671

(a) Includes charges to expense of $800,000 and $1,100,000 for 2004 and 2003, respectively, relating to discontinued operations obligations.

16. Pension Plans and Postretirement Benefits, continued:

As of December 31, 2004 and 2003, $20,700,000 and $15,300,000, respectively, of the net amount recognized in the consolidated balance sheet was reflected as a charge to accumulated other comprehensive income and $10,600,000 and $2,600,000, respectively, was reflected as accrued pension cost. Since the Company froze its defined benefit pension plan, the accumulated benefit obligation is the same as the projected benefit obligation. No contributions are expected to be made in 2005 related to the Company's defined benefit pension plan.

Pension expense related to the defined benefit pension plan charged to operations included the following components (in thousands):

	2004	2003	2002
Interest cost	**$ 2,191**	$ 2,247	$ 2,361
Expected return on plan assets	**(1,019)**	(1,947)	(1,947)
Actuarial loss	**652**	258	76
Amortization of prior service cost	**3**	3	3
Net pension expense	**$ 1,827**	$ 561	$ 493

At December 31, 2004, the plan's assets consist of U.S. government and agencies bonds (43%), investment grade bonds (28%) and cash equivalents (29%). At December 31, 2003, the plan's assets consisted of U.S. government and agencies bonds (72%), investment grade bonds (26%) and cash equivalents (2%).

The defined benefit pension plan assets are invested in short-term investment grade fixed income investments in order to maximize the value of its invested assets by minimizing exposure to changes in market interest rates. This investment strategy provides the Company with more flexibility in managing the plan should interest rates rise and result in a decrease in the discounted value of benefit obligations. The current investment strategy only permits investments in investment grade securities, and a final average maturity target for the portfolio of one and one-half years and a one year maximum duration.

To develop the assumption for the expected long-term rate of return on plan assets, the Company considered the following underlying assumptions: 2% current expected inflation, 1% real rate of return for risk-free investments (primarily U.S. government and agency bonds) for the target duration and .25% default risk premium for the portion of the portfolio invested in non-U.S. government and agency bonds. The combination of these underlying assumptions resulted in the selection of the 3.25% expected long-term rate of return assumption for 2004. Because pension expense includes the cost of expected plan administrative expenses, the 3.25% assumption is not reduced for such expenses.

Several subsidiaries provide certain health care and other benefits to certain retired employees under plans which are currently unfunded. The Company pays the cost of postretirement benefits as they are incurred. Amounts charged to expense were not material in each of the three years ended December 31, 2004.

16. Pension Plans and Postretirement Benefits, continued:

A summary of activity with respect to the Company's postretirement plans for 2004 and 2003 is as follows (in thousands):

	2004	2003
Accumulated postretirement benefit obligation at January 1,	**$4,422**	$5,250
Interest cost	**277**	289
Contributions by plan participants	**155**	168
Actuarial (gain) loss	**732**	(30)
Benefits paid	**(871)**	(871)
Plan amendments	**–**	(384)
Accumulated postretirement benefit obligation at December 31,	**4,715**	4,422
Unrecognized prior service cost	**476**	588
Unrecognized net actuarial gain	**922**	1,757
Accrued postretirement benefit obligation	**$6,113**	$6,767

The Company expects to spend $400,000 on postretirement benefits during 2005. At December 31, 2004, the assumed health care cost trend rate for 2005 used in measuring the accumulated postretirement benefit obligation is 10% and, at December 31, 2003, such rate for 2004 was 11.5%. At December 31, 2004 and 2003, the assumed health care cost trend rates were assumed to decline to an ultimate rate of 5.0% by 2013. If the health care cost trend rates were increased or decreased by 1%, the accumulated postretirement obligation as of December 31, 2004 would have increased or decreased by $200,000. The effect of these changes on interest cost for 2004 would be immaterial.

The Company uses a December 31 measurement date for its plans. The assumptions used relating to the defined benefit plan and postretirement plans are as follows:

	Pension Benefits		Other Benefits	
	2004	2003	**2004**	2003
Discount rate used to determine benefit obligation at December 31,	**5.25%**	5.75%	**5.25%**	6.00%
Weighted-average assumptions used to determine net cost for years ended December 31:				
Discount rate	**5.75%**	6.50%	**6.00%**	6.50%
Expected long-term return on plan assets	**3.25%**	6.50%	**N/A**	N/A

The following benefit payments are expected to be paid (in thousands):

	Pension Benefits	Other Benefits
2005	$ 4,002	$ 446
2006	4,359	459
2007	4,203	454
2008	4,426	450
2009	4,552	454
2010–2014	21,224	1,964

WilTel: WilTel maintains defined benefit pension plans and a postretirement plan covering certain employees who met certain age and service requirements. Employees hired subsequent to April 2001 are not eligible to participate in WilTel's defined benefit pension plan. Employees hired subsequent to December 31, 1991 are not eligible to participate in WilTel's postretirement benefits plan. A summary of

16. Pension Plans and Postretirement Benefits, continued:

activity with respect to WilTel's defined benefit pension plan for 2004 and for the period from November 6, 2003 (date of acquisition) through December 31, 2003 is as follows (in thousands):

	2004	November 6, 2003 to December 31, 2003
Projected Benefit Obligation:		
Projected benefit obligation at beginning of period	**$129,912**	$120,151
Interest cost	**7,829**	1,075
Service cost	**3,980**	575
Actuarial loss	**9,112**	8,661
Benefits paid	**(2,945)**	(550)
Projected benefit obligation at December 31,	**$147,888**	$129,912
Change in Plan Assets:		
Fair value of plan assets at beginning of period	**$ 67,761**	$ 65,126
Actual return on plan assets	**6,002**	3,185
Employer contributions	**3,783**	–
Benefits paid	**(2,945)**	(550)
Fair value of plan assets at December 31,	**$ 74,601**	$ 67,761
Funded Status	**$(73,287)**	$(62,151)
Unrecognized net actuarial loss	**14,572**	6,117
Net amount recognized	**$(58,715)**	$(56,034)

The accumulated benefit obligation for WilTel's defined benefit plan was $147,600,000 and $129,500,000 at December 31, 2004 and 2003, respectively. As of December 31, 2004 and 2003, $14,300,000 and $5,700,000, respectively, of the net amount recognized in the consolidated balance sheet was reflected as a charge to accumulated other comprehensive income and $73,000,000 and $61,700,000, respectively, was reflected as accrued pension cost.

Employer contributions expected to be paid to the plan in 2005 are $21,700,000.

WilTel's pension expense for 2004 and for the period from November 6, 2003 (date of acquisition) through December 31, 2003 related to the defined benefit pension plan charged to operations included the following components (in thousands):

	2004	November 6, 2003 to December 31, 2003
Interest cost	**$ 7,829**	$1,075
Service cost	**3,980**	575
Expected return on plan assets	**(5,391)**	(640)
Actuarial loss	**46**	–
Net pension expense	**$ 6,464**	$1,010

WilTel's plans' assets consist of equity securities (71%), debt securities (19%) and cash equivalents (10%) at December 31, 2004. At December 31, 2003, the plans' assets consisted of equity securities (77%), debt securities (17%) and mutual funds (6%).

The investment objectives of WilTel's plan emphasize long-term capital appreciation as a primary source of return and current income as a supplementary source.

16. Pension Plans and Postretirement Benefits, continued:

WilTel's target allocation is as follows:

	Interim Target	Long-term Target
Equity securities:		
Large cap stocks	36%	40%
Small cap stocks	18%	10%
International stocks	21%	20%
Total equity securities	75%	70%
Fixed income/bonds	25%	30%
Total	100%	100%

The interim target was established in order to balance speed and caution in transitioning to the long-term allocations, lowering the risk of selling low and buying high and shifting the portfolio to the long-term targets under the right market conditions.

Investment performance objectives are based upon a benchmark index or mix of indices over a market cycle. The investment strategy designates certain investment restrictions for domestic equities, international equities and fixed income securities. These restrictions include the following:

- For domestic equities, there will generally be no more than 5% of any manager's portfolio at market in any one company and no more than 150% of any one sector of the appropriate index for any manager's portfolio. Restrictions are also designated on outstanding market value of any one company at 5% for large to medium equities and 8% for small to medium equities.

- For international equities, there will be no more than 8% in any one company in a manager's portfolio, no fewer than three countries in a manager's portfolio, no more than 10% of the portfolio in countries not represented in the EAFE index, no more than 150% of any one sector of the appropriate index and no currency hedging is permitted.

- Fixed income securities will all be rated BBB- or better at the time of purchase, there will be no more than 8% at market in any one security (U.S. government and agency positions excluded), no more than a 30-year maturity in any one security and investments in standard collateralized mortgage obligations are limited to securities that are currently paying interest, receiving principal, do not contain leverage and are limited to 10% of the market value of the portfolio.

To develop the assumption for the expected long-term rate of return on plan assets, WilTel considered historical returns and future expectations, including a more conservative expectation of future returns and asset allocation targets as WilTel's closed participant population grows closer to retirement age. Based on this information, a 7.0% expected long-term rate of return on plan assets was selected for 2004 and 2003.

16. Pension Plans and Postretirement Benefits, continued:

A summary of activity with respect to WilTel's postretirement plans for 2004 and for the period from November 6, 2003 (date of acquisition) through December 31, 2003 is as follows (in thousands):

	2004	November 6, 2003 to December 31, 2003
Accumulated postretirement benefit obligation at beginning of period	**$1,784**	$1,442
Interest cost	**87**	13
Service cost	**92**	18
Contributions by plan participants	**17**	3
Actuarial (gain) loss	**(239)**	315
Benefits paid	**(137)**	(7)
Accumulated postretirement benefit obligation at December 31,	**1,604**	1,784
Unrecognized net actuarial loss	**(76)**	(315)
Accrued postretirement benefit obligation	**$1,528**	$1,469

WilTel's postretirement benefit expense was not material for 2004 and for the period from date of acquisition through December 31, 2003.

WilTel's cash cost for its postretirement plan during 2005 is not expected to be material.

The health care cost trend rate assumed for 2005 is 8.8% to 10.8% and 2004 is 12%, declining to an ultimate rate of 5% by 2013. If the health care cost trend rates were increased or decreased by 1%, WilTel's accumulated postretirement obligation as of December 31, 2004 would have increased or decreased by $300,000 and $200,000, respectively. The effect of these changes on the aggregate of service and interest cost for 2004 would be immaterial.

WilTel uses a December 31 measurement date for its plans. The assumptions used relating to WilTel's defined benefit plan and postretirement plan for 2004 and 2003 are as follows:

	Pension Benefits		Other Benefits	
	2004	2003	2004	2003
Weighted-average assumptions used to determine benefit obligation at December 31:				
Discount rate	**5.75%**	6.00%	**5.75%**	6.00%
Rate of compensation increase	**3.50%**	3.50%	**N/A**	N/A
Weighted-average assumptions used to determine net cost for the period ended December 31:				
Discount rate	**6.00%**	6.25%	**6.00%**	6.25%
Expected long-term return on plan assets	**7.00%**	7.00%	**N/A**	N/A
Rate of compensation increase	**3.50%**	3.50%	**N/A**	N/A

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

2005	$ 2,151
2006	2,555
2007	2,730
2008	2,385
2009	2,881
2010–2014	19,601

16. Pension Plans and Postretirement Benefits, continued:

The expected benefit payments for its postretirement plan during that ten year period are not expected to be material.

The Company and its consolidated subsidiaries (including WilTel) have defined contribution pension plans covering certain employees. Contributions and costs are a percent of each covered employee's salary. Amounts charged to expense related to such plans were $7,200,000, $2,200,000 and $1,600,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

17. Commitments:

The Company and its subsidiaries rent office space and office equipment under noncancellable operating leases with terms varying principally from one to twenty years. In addition, WilTel enters into noncancellable operating leases for rights of way along its fiber network, network centers and off-network capacity. Rental expense (net of sublease rental income and unfavorable contract amortization) was $85,800,000 in 2004, $14,000,000 in 2003 and $5,200,000 in 2002. Future minimum annual rentals (exclusive of month-to-month leases, real estate taxes, maintenance and certain other charges) under these leases at December 31, 2004 are as follows (in thousands):

2005	$ 60,400
2006	53,500
2007	50,800
2008	44,000
2009	36,200
Thereafter	299,300
	544,200
Less: sublease income	(6,300)
	$537,900

In connection with the sale of certain subsidiaries and certain non-recourse financings, the Company has made or guaranteed the accuracy of certain representations. No material loss is expected in connection with such matters.

Pursuant to an agreement that was entered into before the Company sold CDS to HomeFed in 2002, the Company agreed to provide project improvement bonds for the San Elijo Hills project. These bonds, which are for the benefit of the City of San Marcos, California and other government agencies are required prior to the commencement of any development at the project. CDS is responsible for paying all third party fees related to obtaining the bonds. Should the City or others draw on the bonds for any reason, CDS and one of its subsidiaries would be obligated to reimburse the Company for the amount drawn. At December 31, 2004, $28,200,000 was outstanding under these bonds, $27,700,000 of which expires in 2005 and the remainder thereafter.

Sales to SBC accounted for 70% of 2004 and 66% of 2003 Network operating revenues included in the Company's consolidated statement of operations. See Note 24 for further information with respect to WilTel's relationship with SBC.

WilTel is prohibited and Symphony is limited by debt agreements in the amount of dividends and other transfers of funds that are available to the Company. The banking and lending subsidiary is limited by regulatory requirements and agreements in the amount of dividends and other transfers of funds that are available to the Company. Principally as a result of such restrictions, the net assets of these

17. Commitments, continued:

subsidiaries which are subject to limitations on transfer of funds to the Company were approximately $599,100,000 at December 31, 2004.

18. Litigation:

The Company and its subsidiaries are parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not material to the Company's consolidated financial position. The Company does not believe that any of the foregoing actions will have a material adverse effect on its consolidated financial position, consolidated results of operations or liquidity.

WilTel is a party to various legal actions and claims, and has reserved $21,500,000 for the satisfaction of all litigation. Certain of these actions relate to the rights of way licensed to WilTel in connection with the installation of its fiber-optic cable and seek damages from WilTel for failure to obtain all necessary landowner consents. Additional right of way claims may be asserted against WilTel. The Company does not believe that the ultimate resolution of all claims, legal actions and complaints will have a material adverse effect upon WilTel's results of operations, although unfavorable outcomes could significantly impact WilTel's liquidity. During 2004, WilTel settled litigation for a cash payment of $5,000,000; the $18,500,000 excess of the reserved amount over the amount paid was recognized as other income.

19. Earnings (Loss) Per Common Share:

For the year ended December 31, 2004, the numerators for basic and diluted per share computations for income from continuing operations were $152,000,000 and $158,200,000, respectively. The calculation for diluted earnings (loss) per share assumes the 3¾% Convertible Notes had been converted into common shares for the periods they were outstanding and earnings increased for the interest on such notes, net of the income tax effect ($6,200,000).

For the years ended December 31, 2003 and 2002, there were no differences in the numerators for the basic and diluted per share computations for income from continuing operations. These numerators were $85,900,000 and $154,100,000 for 2003 and 2002, respectively. The denominators for basic per share computations were 106,692,000, 91,896,000 and 83,501,000 for 2004, 2003 and 2002, respectively. The denominators for diluted per share computations reflect the dilutive effect of 779,000, 656,000 and 524,000 options and warrants for 2004, 2003 and 2002, respectively (the treasury stock method was used for these calculations), and 5,275,000 shares related to the 3¾% Convertible Notes for 2004. Due to the nature of their rights and their nominal liquidation value, the Series A Non-Voting Convertible Preferred shares were treated as common shares and were included in the denominator for basic and diluted per share computations for 2002.

20. Fair Value of Financial Instruments:

The following table presents fair value information about certain financial instruments, whether or not recognized on the balance sheet. Fair values are determined as described below. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The fair value amounts presented do not purport to represent and should not be considered representative of the underlying "market" or franchise value of the Company. The methods and assumptions used to estimate the fair values of each class of the financial instruments described below are as follows:

20. Fair Value of Financial Instruments, continued:

(a) ***Investments:*** The fair values of marketable equity securities, fixed maturity securities and investments held for trading purposes (which include securities sold not owned) are substantially based on quoted market prices, as disclosed in Note 6.

(b) ***Cash and cash equivalents:*** For cash equivalents, the carrying amount approximates fair value.

(c) ***Notes receivables:*** The fair values of variable rate notes receivable are estimated to be the carrying amount.

(d) ***Loan receivables of banking and lending subsidiaries:*** At December 31, 2004, the carrying amount approximates fair value. At December 31, 2003, the fair value of loan receivables of the banking and lending subsidiaries is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities.

(e) ***Customer banking deposits:*** The fair value of customer banking deposits is estimated using rates currently offered for deposits of similar remaining maturities.

(f) ***Long-term and other indebtedness:*** The fair values of non-variable rate debt are estimated using quoted market prices and estimated rates which would be available to the Company for debt with similar terms. The fair value of variable rate debt is estimated to be the carrying amount.

(g) ***Derivative instruments:*** The fair values of the interest rate swap and currency rate swap agreements are based on rates currently available for similar agreements.

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2004 and 2003 are as follows (in thousands):

	2004		2003	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial Assets:				
Investments:				
Current	**$1,106,322**	**$1,106,322**	$ 714,363	$ 714,363
Non-current	**726,782**	**726,782**	673,742	673,742
Cash and cash equivalents	**486,948**	**486,948**	214,390	214,390
Notes receivable:				
Current	**1,697**	**1,697**	2,283	2,283
Non-current	–	–	16,142	16,142
Loan receivables of banking and lending subsidiaries, net of allowance:				
Current	**1,733**	**1,733**	19,803	21,086
Non-current	**1,625**	**1,625**	161,413	174,376
Financial Liabilities:				
Customer banking deposits:				
Current	**18,472**	**18,658**	103,331	104,904
Non-current	**6,119**	**6,251**	42,201	44,004
Debt:				
Current	**68,237**	**68,639**	23,956	23,988
Non-current	**1,483,504**	**1,596,752**	1,154,878	1,158,701
Securities sold not owned	**50,569**	**50,569**	48,816	48,816
Derivative Instruments:				
Interest rate swaps	**(2,342)**	**(2,342)**	(3,079)	(3,079)
Foreign currency swaps	**(5,878)**	**(5,878)**	(4,943)	(4,943)

21. Concentration of Credit Risk:

As of December 31, 2004 and 2003, accounts receivable due from SBC, WilTel's largest customer, represented approximately 28.9% and 32.2%, respectively, of the Company's trade receivables. For 2004 and for the period from date of acquisition of WilTel through December 31, 2003, telecommunications revenues relating to SBC represented approximately 46% and 26%, respectively, of the Company's total revenues and other income.

22. Segment Information:

The Company's reportable segments consist of its operating units, which offer different products and services and are managed separately. The Company's telecommunications business is conducted by WilTel and contains two segments, Network and Vyvx. Network owns or leases and operates a nationwide fiber-optic network over which it provides a variety of telecommunications services. Vyvx transmits audio and video programming over the network and distributes advertising media in physical and electronic form. The Company's other segments include healthcare services, manufacturing, banking and lending and domestic real estate. Healthcare services primarily include the provision of physical, occupational, speech and respiratory therapy services, healthcare staffing services and Medicare consulting services. Manufacturing operations manufacture and market lightweight plastic netting used for a variety of purposes. Banking and lending operations historically made collateralized personal automobile instalment loans to individuals who had difficulty obtaining credit, at interest rates above those charged to individuals with good credit histories. The banking and lending segment has ceased originating any new loans and in 2004 sold 97% of its remaining outstanding loans to a third party. The Company's domestic real estate operations consist of a variety of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale. Other operations primarily consist of winery operations and development of a copper mine.

Associated companies include equity interests in entities that the Company accounts for on the equity method of accounting. Prior to the acquisition of the outstanding common stock of WilTel that it didn't already own in November 2003, the Company accounted for its 47.4% interest in WilTel as an associated company. Other investments in associated companies include Olympus, Berkadia, HomeFed, JPOF II and EagleRock. Both JPOF II and EagleRock are entities engaged in investing and/or securities transactions activities.

Corporate assets primarily consist of investments and cash and cash equivalents and corporate revenues primarily consist of investment income and securities gains and losses. Corporate assets, revenues, overhead expenses and interest expense are not allocated to the operating units. The Company has a manufacturing facility located in Belgium and an interest, through MK Resources, in a copper deposit in Spain. WilTel owns or has the right to use certain cable systems which connect its U.S. domestic network to foreign countries, and has the right to use wavelengths in Europe which it is currently not using. These are the only entities with non-U.S. revenue or assets that the Company consolidates, and they are not material. In addition to its investment in Bermuda-based Olympus, the Company owns 36% of the electric utility in Barbados. From time to time the Company invests in the securities of non-U.S. entities or in investment partnerships that invest in non-U.S. securities.

Except for the telecommunications segments of WilTel, the primary measure of segment operating results and profitability used by the Company is income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies. For WilTel's segments, segment profit from operations is the primary performance measure of segment operating results and profitability. WilTel defines segment profit from operations as income

22. Segment Information, continued:

before income taxes, interest expense, investment income, depreciation and amortization expense and other non-operating income and expense.

The following information reconciles segment profit from operations of the Network and Vyvx segments to the most comparable GAAP measure which is used for all other reportable segments for the year ended December 31, 2004 and for the period from November 6, 2003 through December 31, 2003 (in millions):

	For the year ended December 31, 2004		For the period from November 6, 2003 to December 31, 2003	
	Network	**Vyvx**	Network	Vyvx
Segment profit from operations (1)	**$ 117.8**	**$30.3**	$ 13.3	$ 4.1
Depreciation and amortization expense	**(197.4)**	**(9.1)**	(37.2)	(2.0)
Interest expense, net of investment income (2)	**(26.0)**	**(2.1)**	(4.0)	(.1)
Other non-operating income, net (2)	**27.2**	**2.7**	1.8	.5
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies (3)	**$ (78.4)**	**$21.8**	$(26.1)	$ 2.5

(1) See note (d) to segment information below.

(2) If items in these categories cannot be directly attributed to a particular WilTel segment, they are allocated to each segment based upon a formula that considers each segment's revenues, property and equipment and headcount.

(3) For 2004, includes income of $18,500,000 related to the settlement of litigation for less than amounts reserved, income of $6,000,000 related to the sale of an equity security which had a zero book value, gains of $3,500,000 related to cash and securities received in excess of the book value of secured claims in customers' bankruptcy, and income of $2,300,000 related to the reversal of excess reserves for long-term commitments.

22. Segment Information, continued:

Certain information concerning the Company's segments for 2004, 2003 and 2002 is presented in the following table. Consolidated subsidiaries are reflected as of the date of acquisition, which for WilTel's segments was November 2003 and for Symphony's healthcare services segment was September 2003. Associated Companies are only reflected in the table below under identifiable assets employed.

	2004	2003	2002
		(In millions)	
Revenues and other income (a):			
Network (b)	**$1,518.9**	$ 218.4	$ –
Vyvx	**123.6**	21.2	–
Healthcare Services	**258.4**	71.1	–
Banking and Lending	**30.8**	62.3	95.9
Manufacturing	**64.4**	54.1	51.0
Domestic Real Estate	**63.5**	50.4	47.2
Other Operations	**40.0**	33.3	45.8
Corporate (c)	**180.9**	42.5	(4.7)
Intersegment elimination (d)	**(18.4)**	(4.3)	–
Total consolidated revenues and other income	**$2,262.1**	$ 549.0	$ 235.2
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income of associated companies:			
Network (d)	**$ (78.4)**	$ (26.1)	$ –
Vyvx (d)	**21.8**	2.5	–
Healthcare Services	**5.1**	(2.3)	–
Banking and Lending	**22.0**	8.4	1.9
Manufacturing	**7.9**	4.4	3.1
Domestic Real Estate	**20.7**	18.1	16.3
Other Operations	**(3.4)**	.7	14.5
Corporate (c)	**59.6**	(37.5)	(74.9)
Total consolidated income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income of associated companies	**$ 55.3**	$ (31.8)	$ (39.1)
Identifiable assets employed:			
Network	**$1,554.4**	$1,628.8	$ –
Vyvx	**57.3**	115.5	–
Healthcare Services	**65.6**	54.6	–
Banking and Lending	**151.1**	252.4	481.5
Manufacturing	**50.4**	50.8	51.5
Domestic Real Estate	**148.6**	165.0	106.8
Other Operations	**252.6**	253.4	193.7
Investments in Associated Companies:			
WilTel	**–**	–	340.6
Other Associated Companies	**460.8**	430.9	397.1
Corporate	**2,059.6**	1,445.8	970.6
Total consolidated assets	**$4,800.4**	$4,397.2	$2,541.8

(a) Revenues and other income for each segment include amounts for services rendered and products sold, as well as segment reported amounts classified as investment and other income and net securities gains (losses) on the Company's consolidated statements of operations.

22. Segment Information, continued:

(b) For 2004 and the period from November 6, 2003 (date of acquisition) through December 31, 2003, includes services provided to SBC Communications Inc. of $1,032,800,000 and $141,700,000, respectively, pursuant to long-term preferred provider agreements.

(c) Net securities gains for Corporate aggregated $123,100,000 during 2004, which primarily resulted from the sale of publicly traded debt and equity securities that had been classified as available for sale securities. For 2004, includes a provision of $4,600,000 to write down investments in certain available for sale securities. For 2003, includes a provision of $6,500,000 to write down investments in certain available for sale securities and an investment in a non-public security. For 2002, includes a provision of $37,100,000 to write down investments in certain available for sale securities and an equity investment in a non-public fund. The write down of the available for sale securities resulted from a decline in market value determined to be other than temporary.

(d) Eliminates intersegment revenues billed from Network to Vyvx. However, the intersegment revenues are included in the calculation to determine segment profit from operations and income (loss) from continuing operations for each of Network and Vyvx.

(e) For the years ended December 31, 2004, 2003 and 2002, income (loss) from continuing operations has been reduced by depreciation and amortization expenses of $235,900,000, $61,400,000 and $18,500,000, respectively; such amounts are primarily comprised of Corporate ($11,400,000, $11,700,000 and $8,700,000, respectively), and amounts related to WilTel's segments, which are disclosed above. Depreciation and amortization expenses for other segments are not material.

(f) For the years ended December 31, 2004, 2003 and 2002, income (loss) from continuing operations has been reduced by interest expense of $96,800,000, $43,000,000 and $33,000,000, respectively; such amounts are primarily comprised of Corporate ($55,300,000, $26,000,000 and $13,100,000, respectively), banking and lending ($2,700,000, $8,800,000 and $18,100,000, respectively), and amounts related to WilTel's segments, which are disclosed above. Interest expense for other segments is not material.

23. Selected Quarterly Financial Data (Unaudited):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
2004:				
Revenues and other income	**$509,730**	**$569,547**	**$633,593**	**$549,241**
Income (loss) from continuing operations	**$(11,471)**	**$ 36,371**	**$ 74,897**	**$ 52,159**
Loss from discontinued operations, net of taxes	**$ (481)**	**$ (4,633)**	**$ (333)**	**$ (2,822)**
Gain (loss) on disposal of discontinued operations, net of taxes	**$ –**	**$ 2,237**	**$ –**	**$ (424)**
Net income (loss)	**$(11,952)**	**$ 33,975**	**$ 74,564**	**$ 48,913**
Basic earnings (loss) per common share:				
Income (loss) from continuing operations	**$(.11)**	**$ .34**	**$.70**	**$ .49**
Loss from discontinued operations	**–**	**(.04)**	**–**	**(.03)**
Gain (loss) on disposal of discontinued operations	**–**	**.02**	**–**	**–**
Net income (loss)	**$(.11)**	**$ .32**	**$.70**	**$ .46**
Number of shares used in calculation	**106,272**	**106,320**	**106,717**	**107,404**
Diluted earnings (loss) per common share:				
Income (loss) from continuing operations	**$(.11)**	**$ .34**	**$.67**	**$ .47**
Loss from discontinued operations	**–**	**(.04)**	**–**	**(.03)**
Gain (loss) on disposal of discontinued operations	**–**	**.02**	**–**	**–**
Net income (loss)	**$(.11)**	**$ .32**	**$.67**	**$ .44**
Number of shares used in calculation	**106,272**	**112,948**	**115,072**	**115,560**
2003:				
Revenues and other income	$ 55,105	$ 65,527	$ 74,387	$353,952
Income (loss) from continuing operations	$(13,660)	$ 11,883	$ 54,894	$ 32,758
Income (loss) from discontinued operations, net of taxes	$ (126)	$ 3,534	$ 1,196	$ (923)
Gain on disposal of discontinued operations, net of taxes	$ –	$ –	$ –	$ 7,498
Net income (loss)	$(13,786)	$ 15,417	$ 56,090	$ 39,333
Basic earnings (loss) per common share:				
Income (loss) from continuing operations	$(.15)	$.13	$.62	$ .33
Income (loss) from discontinued operations	–	.04	.01	(.01)
Gain on disposal of discontinued operations	–	–	–	.08
Net income (loss)	$(.15)	$.17	$.63	$ .40
Number of shares used in calculation	89,427	89,445	89,463	97,419
Diluted earnings (loss) per common share:				
Income (loss) from continuing operations	$(.15)	$.13	$.61	$ .33
Income (loss) from discontinued operations	–	.04	.01	(.01)
Gain on disposal of discontinued operations	–	–	–	.08
Net income (loss)	$(.15)	$.17	$.62	$ .40
Number of shares used in calculation	89,427	90,104	90,107	98,179

The Internal Revenue Service has completed the audit of the Company's consolidated federal income tax returns for the years 1996 through 1999, without any material tax payment required from the Company. Income taxes reflect a benefit for the favorable resolution of certain income tax contingencies for which the Company had previously established reserves of $27,300,000 for the third quarter of 2004 and $13,900,000 for the fourth quarter of 2003. In addition, the fourth quarter of 2004 reflects a benefit to record a federal income tax carryback refund of $3,900,000.

23. Selected Quarterly Financial Data (Unaudited), continued:

In 2004 and 2003, the totals of quarterly per share amounts do not equal annual per share amounts because of changes in outstanding shares during the year.

24. Subsequent Event:

On January 31, 2005, SBC announced that it would buy AT&T Corp., and announced its intention to migrate the services provided by WilTel to the AT&T network. SBC indicated that it expects to close its acquisition of AT&T in the first half of 2006.

Once SBC completes the migration of its business from WilTel's network to the AT&T network and terminates the existing preferred provider agreements between WilTel and SBC (scheduled to extend until 2019), SBC will be required to pay WilTel up to $200,000,000 for all costs WilTel incurs in connection with such termination, including increased costs of the network facilities remaining with WilTel due to the loss of SBC traffic (defined as "Transition Costs" in the provider agreements). WilTel anticipates that a migration of services from its network to AT&T would not begin until after the appropriate regulatory agencies approve SBC's acquisition of AT&T. WilTel expects it will take anywhere from two to three years from now for SBC to migrate all of its traffic off of WilTel's network, and anticipates that it will continue to provide some level of service to SBC into 2007.

Pursuant to the preferred provider agreements, the price for products and services, determined separately for each product or service, generally will be equal to the lesser of the cost of the product or service plus a specified rate of return, the prices charged to other customers, the current market rate or, in some circumstances, a specific rate. If either party can secure lower prices for comparable services that the other party will not match, then that party is free to utilize the lowest cost provider. WilTel and SBC have agreed to use a fixed price for voice transport services (the substantial majority of WilTel's SBC generated revenue) through April 1, 2005. WilTel is currently engaged in negotiations with SBC with respect to a transition pricing agreement and other matters that will enable WilTel to continue to provide services to SBC after April 1, 2005. If the parties fail to reach agreement on pricing, any disputes as to pricing methodology are to be resolved through binding arbitration.

Since SBC is WilTel's largest customer, accounting for 70% of Network's 2004 operating revenues, the Company concluded that the SBC announcement is an event which requires the Company to assess the carrying value of WilTel's long-lived assets for impairment, principally property and equipment. Since the event which gave rise to the impairment review occurred on January 31, 2005, and is not reflective of a condition that existed as of December 31, 2004, the assessment of impairment will be performed as part of the preparation of the Company's financial statements for the first quarter of 2005. The carrying value of WilTel's property and equipment is approximately $1,054,700,000 at December 31, 2004.

As more fully described in Note 11, SBC's announcement is considered an event which could reasonably be expected to have a "material adverse effect" as defined in WilTel's amended credit facility, and while WilTel can no longer access its $25,000,000 revolving credit facility it has no impact on the $360,000,000 of term loans under the agreement. However, the credit agreement provides for an event of default if there is any amendment, supplement, modification or termination of any WilTel contract or agreement that has had or could reasonably be expected to result in a material adverse effect on WilTel (as defined in the credit agreement). As mentioned above, WilTel is currently engaged in negotiations with SBC with respect to a transition pricing agreement and other matters which, if successfully concluded, may or may not be deemed an event of default under the WilTel credit agreement. WilTel intends to enter into discussions with its lenders before entering into any new definitive agreement with SBC.

Schedule I—Condensed Financial Information of Registrant
LEUCADIA NATIONAL CORPORATION
Balance Sheets
December 31, 2004 and 2003
(Dollars in thousands, except par value)

	2004	2003
Assets		
Cash and cash equivalents	**$ 124,773**	$ 53,957
Investments	**597,442**	880,695
Trade, notes and other receivables, net	**18,683**	42,001
Prepaids and other assets	**24,295**	10,483
Investments in associated companies and investments in and advances to/from subsidiaries, net	**2,574,253**	1,788,127
Total	**$3,339,446**	$2,775,263
Liabilities		
Trade payables and expense accruals	**$ 37,406**	$ 31,391
Other liabilities	**63,735**	81,107
Debt, including current maturities	**964,631**	512,449
Income taxes payable	**15,021**	16,155
Total liabilities	**1,080,793**	641,102
Commitments and contingencies		
Shareholders' Equity		
Common shares, par value $1 per share, authorized 150,000,000 shares; 107,600,403 and 106,235,253 shares issued and outstanding, after deducting 42,399,597 shares held in treasury	**107,600**	106,235
Additional paid-in capital	**598,504**	577,863
Accumulated other comprehensive income	**136,138**	152,251
Retained earnings	**1,416,411**	1,297,812
Total shareholders' equity	**2,258,653**	2,134,161
Total	**$3,339,446**	$2,775,263

See notes to this schedule.

Schedule I—Condensed Financial Information of Registrant, continued
LEUCADIA NATIONAL CORPORATION
Statements of Operations
For the years ended December 31, 2004, 2003 and 2002
(In thousands, except per share amounts)

	2004	2003	2002
Revenues and Other Income:			
Investment and other income	**$ 29,637**	$ 19,854	$ 14,771
Intercompany investment income	**11,594**	17,872	6,996
Net securities gains (losses)	**77,466**	800	(31,504)
	118,697	38,526	(9,737)
Expenses:			
Interest	**53,181**	24,651	11,481
Intercompany interest expense	**31,844**	27,667	26,474
Salaries	**14,068**	11,559	11,695
Other expenses	**29,485**	24,436	21,332
	128,578	88,313	70,982
Loss from continuing operations before income taxes, minority expense of trust preferred securities and equity in income of associated companies and subsidiaries	**(9,881)**	(49,787)	(80,719)
Income tax benefit	**34,529**	41,832	148,030
Income (loss) from continuing operations before minority expense of trust preferred securities and equity in income of associated companies and subsidiaries	**24,648**	(7,955)	67,311
Minority expense of trust preferred securities, net of taxes	**–**	(2,761)	(5,521)
Equity in income of associated companies and subsidiaries, net of taxes	**127,308**	96,591	92,332
Income from continuing operations	**151,956**	85,875	154,122
Equity in income (loss) from discontinued operations, net of taxes	**(8,269)**	3,681	2,989
Equity in gain on disposal of discontinued operations, net of taxes	**1,813**	7,498	4,512
Net income	**$145,500**	$ 97,054	$161,623
Basic earnings (loss) per common share:			
Income from continuing operations	**$1.42**	$ .94	$1.85
Income (loss) from discontinued operations	**(.08)**	.04	.04
Gain on disposal of discontinued operations	**.02**	.08	.05
Net income	**$1.36**	$1.06	$1.94
Diluted earnings (loss) per common share:			
Income from continuing operations	**$1.40**	$ .93	$1.83
Income (loss) from discontinued operations	**(.08)**	.04	.04
Gain on disposal of discontinued operations	**.02**	.08	.05
Net income	**$1.34**	$1.05	$1.92

See notes to this schedule.

Schedule I—Condensed Financial Information of Registrant, continued
LEUCADIA NATIONAL CORPORATION
Statements of Cash Flows
For the years ended December 31, 2004, 2003 and 2002
(In thousands)

	2004	2003	2002
Net cash flows from operating activities:			
Net income	**$ 145,500**	$ 97,054	$ 161,623
Adjustments to reconcile net income to net cash used for operations:			
Other amortization	**(1,280)**	(432)	(2,406)
Net securities (gains) losses	**(77,466)**	(800)	31,504
Equity in earnings of associated companies and subsidiaries	**(120,852)**	(107,770)	(99,833)
Distributions from associated companies	**1,581**	1,271	643
Gain on sale of other assets	**(1,604)**	(1,532)	–
Net change in:			
Miscellaneous receivables	**20,204**	1,902	2,180
Prepaids and other assets	**(1,173)**	84	(757)
Trade payables and expense accruals	**6,015**	6,405	6,627
Other liabilities	**(23,036)**	(14,213)	(1,229)
Income taxes payable	**(1,134)**	(18,155)	(136,850)
Other	**(157)**	(459)	4,860
Net cash used for operating activities	**(53,402)**	(36,645)	(33,638)
Net cash flows from investing activities:			
Dividends received from subsidiaries	**2,000**	2,500	11,782
Investment in and advances to/from subsidiaries	**(51,358)**	(108,045)	97,936
Proceeds from sale of other assets	**–**	79,460	1,000
Advances on notes receivables	**–**	(1,470)	–
Collections on notes receivables	**1,125**	10,000	2,000
Investments in associated companies	**–**	(11,070)	(354,091)
Purchases of investments (other than short-term)	**(2,264,170)**	(1,355,282)	(882,710)
Proceeds from maturities of investments	**728,912**	384,901	609,521
Proceeds from sales of investments	**1,275,192**	520,774	404,053
Net cash used for investing activities	**(308,299)**	(478,232)	(110,509)
Net cash flows from financing activities:			
Issuance of long-term debt, net of issuance costs	**437,412**	267,865	–
Issuance of convertible preferred shares	**–**	–	47,507
Issuance of common shares	**22,006**	1,293	102,535
Purchase of common shares for treasury	**–**	(61)	(115)
Dividends paid	**(26,901)**	(17,706)	(13,841)
Net cash provided by financing activities	**432,517**	251,391	136,086
Net increase (decrease) in cash and cash equivalents	**70,816**	(263,486)	(8,061)
Cash and cash equivalents at January 1,	**53,957**	317,443	325,504
Cash and cash equivalents at December 31,	**$ 124,773**	$ 53,957	$ 317,443
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**$ 47,652**	$ 21,566	$ 11,420
Income tax payments (refunds), net	**$ (27,058)**	$ (6,232)	$ 17,072
Non-cash investing activities:			
Common stock issued for acquisition of WilTel Communications Group, Inc.	**$ –**	$ 422,830	$ –
Investments contributed to subsidiary	**$ 674,088**	$ –	$ –
Investments transferred from subsidiary	**$ 45,691**	$ –	$ –

See notes to this schedule.

Schedule I—Condensed Financial Information of Registrant, continued
LEUCADIA NATIONAL CORPORATION
Notes to Schedule

A. The notes to consolidated financial statements of Leucadia National Corporation and Subsidiaries are incorporated by reference to this schedule.

B. The statements of shareholders' equity are the same as those presented for Leucadia National Corporation and Subsidiaries.

C. Equity in the income of associated companies and subsidiaries is after reflecting income taxes recorded by the subsidiaries. The income tax benefit recorded by the parent company includes benefits for the favorable resolution of certain federal and state income tax contingencies of $27,300,000, $24,400,000 and $120,000,000 for 2004, 2003 and 2002, respectively, and a benefit of $3,900,000 to recognize a federal income tax carryback refund for the year ended December 31, 2004.

D. Federal income taxes payable has not been allocated to the individual subsidiaries.

E. The aggregate annual mandatory redemptions of debt during the five year period ending December 31, 2009 are as follows (in thousands): 2005–$19,100; 2006–$21,700; 2007–$0; 2008–$0; and 2009–$0.

Schedule II—Valuation and Qualifying Accounts
LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES
For the years ended December 31, 2004, 2003 and 2002
(In thousands)

		Additions			Deductions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Recoveries	Other	Write Offs	Sale of Receivables	Other	Balance at End of Period
2004								
Loan receivables of banking and lending subsidiaries	**$ 24,236**	**$(8,301)**	**$11,215**	**$ –**	**$11,331**	**$14,873**	**$ –**	**$ 946**
Trade, notes and other receivables	**2,665**	**2,935**	**9,629**	**–**	**4,607**	**–**	**–**	**10,622**
Total allowance for doubtful accounts	**$ 26,901**	**$(5,366)**	**$20,844**	**$ –**	**$15,938**	**$14,873**	**$ –**	**$ 11,568**
Deferred tax asset valuation allowance	**$2,237,753**	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**	**$52,478(a)**	**$2,185,275**
2003								
Loan receivables of banking and lending subsidiaries	$ 31,848	$16,411	$12,175	$ –	$36,198	$ –	$ –	$ 24,236
Trade, notes and other receivables	883	3,687	123	–	2,028	–	–	2,665
Total allowance for doubtful accounts	$ 32,731	$20,098	$12,298	$ –	$38,226	$ –	$ –	$ 26,901
Deferred tax asset valuation allowance	$ 49,551	$ –	$ –	$2,229,709(b)	$ –	$ –	$41,507(c)	$2,237,753
2002								
Loan receivables of banking and lending subsidiaries	$ 35,695	$36,027	$ 9,646	$ –	$49,520	$ –	$ –	$ 31,848
Trade, notes and other receivables	623	221	179	–	140	–	–	883
Total allowance for doubtful accounts	$ 36,318	$36,248	$ 9,825	$ –	$49,660	$ –	$ –	$ 32,731
Deferred tax asset valuation allowance	$ 49,103	$ –	$ –	$ 448	$ –	$ –	$ –	$ 49,551

(a) Principally results from the recognition of acquired tax benefits, of which $22,300,000 was applied to reduce the carrying amount of WilTel's acquired non-current intangible assets to zero, $3,900,000 resulted from a carryback refund claim and $6,500,000 resulted from the use of WilTel's tax attributes to offset the federal income tax provision that would have otherwise been recorded during 2004.

(b) Additions represent acquired tax benefits, principally WilTel's tax benefits, for which the Company established a full valuation allowance at acquisition since the Company was not able to demonstrate that it was more likely than not that it will be able to realize such tax benefits.

(c) Principally results from the recognition of acquired tax benefits of $22,500,000, which was applied to reduce the carrying amount of WilTel's acquired non-current intangible assets and a reclassification to other liabilities.

Leucadia National Corporation

Corporate Office

315 Park Avenue South
New York, New York 10010-3607
(212) 460-1900

Executive Office

529 East South Temple
Salt Lake City, Utah 84102-1089
(801) 521-1000

website: www.leucadia.com

Operating Companies

Telecommunications

WilTel Communications Group, Inc.
One Technology Center
Tulsa, Oklahoma 74103-2807
Ian M. Cumming, Chairman
Jeff K. Storey, President
(918) 547-6000

Health Services

Symphony Health Services, LLC
11350 McCormick Road, Suite 600
Executive Plaza IV
Hunt Valley, Maryland 21031-1002
R. Scott Jones, Chairman and President
(443) 886-2200

Manufacturing

Conwed Plastics
2810 Weeks Avenue, SE
Minneapolis, Minnesota 55414-2898
Mark E. Lewry, President
(612) 623-1700

Real Estate

Leucadia Financial Corporation
529 East South Temple
Salt Lake City, Utah 84102-1089
Patrick D. Bienvenue, President
(801) 521-5400

Winery

Pine Ridge Winery
5901 Silverado Trail
Napa, California 94558-9749
George J. Scheppler, President
(707) 253-7500

Copper Mine Development

MK Resources Company
Eagle Gate Tower
60 East South Temple, Suite 1225
Salt Lake City, Utah 84111-1033
G. Frank Joklik, Chairman
Thomas E. Mara, President
(801) 297-6900

Counsel

Stephen E. Jacobs, Esq.
(212) 460-1900

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153-0119
Andrea A. Bernstein, Esq.
(212) 310-8000

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038-4502
(800) 937-5449

website: www.amstock.com

Auditors

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, New York 10036-2798

The Common Stock is listed for trading on the New York and Pacific Stock Exchanges under the symbol "LUK."

The 7¾% Senior Notes due 2013, the 7⅞% Senior Subordinated Notes due 2006 and the 8¼% Senior Subordinated Notes due 2005 are listed for trading on the New York Stock Exchange under the symbol "LUK."

The trademark is registered in the United States Patent and Trademark office.

Leucadia National Corporation

Directors

Ian M. Cumming[1]
Chairman

Joseph S. Steinberg[1]
President

Paul M. Dougan[2 4]
Former President and CEO
Equity Oil Company

Lawrence D. Glaubinger[1 3]
President
Lawrence Economic Consulting Inc.

Alan J. Hirschfield[2]
Private Investor

James E. Jordan[1 2 3 4]
Managing Director
Arnhold and S. Bleichroeder Advisers, LLC

Jeffrey C. Keil[2]
Chairman
International Real Returns, LLC

Jesse Clyde Nichols, III[2 3 4]
Former President
Nichols Industries, Inc.

[1]Executive Committee
[2]Audit Committee
[3]Compensation Committee
[4]Nominating and Corporate Governance Committee

Officers

Ian M. Cumming
Chairman

Joseph S. Steinberg
President

Thomas E. Mara
Executive Vice President and Treasurer

Joseph A. Orlando
Vice President and Chief Financial Officer

Barbara L. Lowenthal
Vice President and Comptroller

H.E. Scruggs
Vice President